7/5



06016529

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PT Multimedia Serviços De Telecomunicações E Multimedia

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 07 2006
THOMSON FINANCIAL

FILE NO. 82- 05059 FISCAL YEAR 12-31-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/6/06

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2664

E-MAIL ADDRESS
TCRIDER@STBLAW.COM

VIA FEDEX

August 31, 2006

Paul M. Dudek
Chief, Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PT MULTIMÉDIA – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (**File No. 82-5059**) Furnishes Information Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934, as Amended

Dear Mr. Dudek:

On behalf of our client, PT MULTIMÉDIA – Serviços de Telecomunicações e Multimédia, SGPS., S.A. (the "Company"), a subsidiary of Portugal Telecom, SGPS, S.A., we are furnishing this letter and the enclosed information pursuant to Rule 12g3-2(b) (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act").

Enclosed herewith are: (i) as Exhibit I, an English-language version of the Company's consolidated annual report and financial statements for the year ended December 31, 2005; (ii) as Exhibit II, a brief description of the unconsolidated annual report and financial statements for the year ended December 31, 2005; and (iii) as Exhibit III, in accordance with paragraph (b)(1)(iv) of the Rule, an updated list of the information required to be made public, filed with any stock exchange where the Company's securities are traded, or distributed to security holders.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We would appreciate your returning one copy of this letter to us, stamped with the date of receipt, in the enclosed self-addressed envelope.

Please do not hesitate to contact the undersigned (212-455-2664) or John C. Ericson (212-455-3520) of this firm if you have any questions or require any further information.

Sincerely,

S. Todd Crider/jce

S. Todd Crider

Enclosure

cc: Lídia M. Falcão
John C. Ericson

EXHIBIT II

Brief Description of the Unconsolidated Annual Report and Financial Statements for 2005

The unconsolidated annual report and financial statements of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") for the year ended December 31, 2005 is comprised of:

1. the management report dated March 6, 2006, which includes information on the Company's social purpose, the share buyback completed in May 2005, the capital reduction approved by the shareholders on April 28, 2005, the stock split dated June 1, 2005, the absence of material transactions between the Company and the members of its management or auditing bodies, and the proposal for the allocation of profits (the "Management Report");

2. the number of shares of the Company held on December 31, 2005 by the members of its Board of Directors and by its sole auditor (*fiscal único*);

3. the description of qualified shareholdings held by third parties on December 31, 2005, including the shareholdings of Portugal Telecom, SGPS, S.A., Banco Espírito Santo, S.A., Banco Português de Investimento, S.A., Santander Totta, and Colaney Investments Limited;

4. the unconsolidated financial statements of the Company, including balance sheets, income statements, and cash flow statements as of and for the years ended December 31, 2005 and 2004 and related notes (collectively, the "Unconsolidated Financial Statements"). The Unconsolidated Financial Statements show, among other things, (1) unconsolidated total assets after amortizations and adjustments (*activo liquido*) of €646,231,762 as of December 31, 2005, compared to €775,955,652 as of December 31, 2004, (2) unconsolidated shareholders' equity of €431,035,222 as of December 31, 2005, compared to unconsolidated shareholders' equity of €488,747,068 as of December 31, 2004 and (3) unconsolidated net income of €114,402,459 in the year ended December 31, 2005, compared to €110,083,898 in the year ended December 31, 2004;

5. the report and opinion of the Company's sole auditor issued on March 7, 2006 to the board of directors and shareholders of the Company in connection with the Management Report and the Unconsolidated Financial Statements;

6. the legal certification of the Unconsolidated Financial Statements by the sole auditor dated March 7, 2006;

7. the report and opinion of the Company's external auditor (registered with the Portuguese Securities and Exchange Commission) issued on March 7, 2006 in connection with the Management Report and the Unconsolidated Financial Statements; and

8. an extract from the minutes of the annual general shareholders' meeting.

Substantially all the information under items 1, 2, 3 and 8 above is included in the Company's consolidated annual report and financial statements for the year ended December 31, 2005 under the headings "Management Report," "Administrators' Share Ownership," List of Qualified Shareholdings" and "Extract from Minutes of Annual General Meeting," respectively.

EXHIBIT III

Information Required to Be Made Public by the Company on an Ongoing Basis

Type of Information or Report	Form of Release	Required Date of Release	Source of Requirement
1. Annual Report and Annual Accounts, External Auditor's Report, other reports and related documents required by the Comissão do Mercado de Valores Mobiliários ("CMVM") (Portuguese Securities Commission) or Euronext Lisbon Stock Exchange ("Euronext Lisbon")	Delivered to the CMVM and Euronext Lisbon, disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within 30 days following approval at the annual General Meeting of Shareholders.	Portuguese Securities Code and CMVM regulations
2. Reports and documents referred to in item 1 above, in the form submitted for approval by shareholders	Delivered to the CMVM and Euronext Lisbon, disclosed on the Company's website.	As soon as available to the shareholders (currently no later than 15 days prior to the General Meeting of Shareholders)	Portuguese Securities Code and CMVM regulations
3. Half-year results (audited)	Delivered to the CMVM and Euronext Lisbon, disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within three months following the end of the six-month period	Portuguese Securities Code and CMVM regulations
4. Information on the activity, results and financial situation of the Company at the end of the first and third quarters	Delivered to the CMVM and Euronext Lisbon, disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within 60 days following the end of the relevant period	CMVM regulations
5. Text of any proposed amendment to the By-laws of the Company	Delivered to the CMVM and Euronext Lisbon	Up to the time of release of the notice for the General Meeting of Shareholders	Portuguese Securities Code
6. Summary of the minutes of any shareholders' meeting approving amendments to the By-laws of the Company	Delivered to the CMVM and Euronext Lisbon	Within 15 days following approval	Portuguese Securities Code
7. Call for the General Meeting of Shareholders	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon, the Company's website and on the Ministry of Justice's website.	At least 30 days prior to the date set for such meeting	Portuguese Securities Code and CMVM regulations

Type of Information or Report	Form of Release	Required Date of Release	Source of Requirement
8. Notice of a period for the exercise of subscription rights	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon, the Company's website and on the Ministry of Justice's website.	At least 5 business days prior to the date set for the exercise period	CMVM regulations and the Portuguese Companies Code
9. Notice of a period for the exercise of other rights	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the initial date for exercise	CMVM regulations and the Portuguese Companies Code
10. Notice of dividend payment	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 15 days prior to the date set for such payment	Portuguese Securities Code and CMVM regulations
11. Any change in bondholders' rights	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Immediately	Portuguese Securities Code and CMVM regulations
12. Notice of the approval by the shareholders of a new issuance of shares or bonds	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Immediately	Portuguese Securities Code and CMVM regulations
13. Other information requested by the CMVM or by Euronext Lisbon	Delivered to the CMVM and Euronext Lisbon	Upon request	Portuguese Securities Code
14. Notice of share capital increase or reduction	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within 15 days following the share capital increase or reduction	CMVM regulations
15. Any change in the nominal value of the Company's securities	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within 15 days following the change	CMVM regulations
16. Notice of conversion of securities	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the date set for such conversion	CMVM regulations
17. Notice of payments of installments in relation to subscriptions for shares	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the date set for such payments	CMVM regulations

Type of Information or Report	Form of Release	Required Date of Release	Source of Requirement
18. Notice of payments of installments in relation to subscriptions for bonds	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 15 days prior to the date set for such payments	CMVM regulations
19. Notice of exchange of temporary certificates for definitive certificates	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the date set for such exchange	CMVM regulations
20. Notice of change of coupon on bonds	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the date set for such exchange	CMVM regulations
21. Any default under securities	Delivered to the CMVM and Euronext Lisbon, disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the date of default	CMVM regulations
22. Company's decision to commence bankruptcy proceedings, Court decision on the Company's bankruptcy or rejection of a request for declaration of bankruptcy	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Immediately	Portuguese Securities Code and CMVM regulations
23. Notice of a shareholders' agreement aiming at maintaining or increasing a qualified shareholding or assuring the success or failure of a takeover.	Delivered to the CMVM and Euronext Lisbon, disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website (only applicable where the agreement is deemed relevant by the CMVM to allow control of the Company).	Within 3 days following its execution	Portuguese Securities Code and CMVM regulations
24. Any change in the voting rights of shareholders disclosing their shareholdings under applicable regulations	Inform CMVM, Euronext Lisbon and the Company and disclosed by the Company in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within 3 days following the change	Portuguese Securities Code and CMVM regulations

Type of Information or Report	Form of Release	Required Date of Release	Source of Requirement
25. Any change in the composition of the corporate bodies of the Company	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Immediately	Portuguese Securities Code and CMVM regulations
26. Any change of the Company's secretary and any appointment or removal of the officer responsible for securities market relations (investor relations)	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within a period that guarantees the usefulness of the release	CMVM regulations
27. Admission to listing on a foreign stock exchange of securities issued by public companies	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within a period that guarantees the usefulness of the release	CMVM regulations
28. Any changes in any of the elements required for the listing of securities	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within a period that guarantees the usefulness of the release	CMVM regulations
29. Communication of acquisition or disposal of a qualified shareholding for the purposes set forth in Article 16 of the Portuguese Securities Code	Inform CMVM, Euronext Lisbon and the Company and disclosed by the Company in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within 3 days following the acquisition or disposal	Portuguese Securities Code and CMVM regulations
30. Payment of interest or other income to the holders of securities	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within a period that guarantees the usefulness of the release	CMVM regulations
31. Repayment of bonds and other debt securities	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the date set for such repayments	CMVM regulations
32. The assignment of a risk rating to debt securities by a rating agency registered with CMVM, and any subsequent changes to said risk rating	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within a period that guarantees the usefulness of the release	CMVM regulations
33. Any information directly related to the Company or its securities that was not	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the	Immediately	Portuguese Securities Code and CMVM regulations

Type of Information or Report	Form of Release	Required Date of Release	Source of Requirement
previously made public and that, if such information had been disclosed, would influence the price of the referred securities or related derivates (privileged information)	Company's website.		
34. Notice of any acquisition or disposition of treasury stock within Portugal or abroad, whenever such transactions, either individually or in conjunction with other transactions since the previous notice, are greater than or equal to 1% of the share capital	Delivered to the CMVM and Euronext Lisbon and disclosed in Euronext Lisbon's bulletin.	Within 3 days from the date of acquisition or disposal	CMVM regulations
35. Notice of any acquisition or disposition of treasury stock executed in the same trading session of a market operating in Portugal, when such transactions, either individually or together with previous transactions, are equal to or greater than 0.05% of the securities admitted to trading	Delivered to the CMVM and Euronext Lisbon and disclosed in the CMVM's information disclosure system and in Euronext Lisbon's bulletin.	Immediately	CMVM regulations
37. Annual summary of information disclosed	Disclosed in the CMVM's information disclosure system, on Euronext Lisbon' website, on the Company's website or in a nationwide newspaper.	Within 20 business days following the publication of the Company's annual accounts	Portuguese Securities Code, CMVM regulations and Regulation (EU) number 809/2004

082-0

Multimedia

ARIS 12-31-05

Annual Report and Consolidated Accounts

2005

PT – Multimedia – Serviços de Telecomunicações e Multimedia, SGPS, S.A.

A publicly-held Company

Registered Office: Av. 5 de Outubro, no. 208, Lisbon

Share capital: €77,274,207

Entered in the Trade Registry of Lisbon under no. 8357

Corporation no. 504 453 513


Multimedia

Note: This is an English version of the PTM annual report.

KEY DATA 3

CORPORATE BODIES 4

PT-MULTIMEDIA SIMPLIFIED STRUCTURE 5

MANAGEMENT REPORT 6

Significant Events 6

Capital Markets 9

Changes 12

Pay TV and Broadband Internet 12

Audiovisuals 15

Analysis of Consolidated Results 17

Forward-Looking Information 26

Proposed Allocation of Profits 28

BOARD MEMBERS' SHARE OWNERSHIP 30

LIST OF QUALIFIED SHAREHOLDINGS 31

CONSOLIDATED ACCOUNTS 32

Report and Opinion of the Statutory Sole Supervisor 87

Statutory Auditors' Opinion on the Consolidated Accounts 89

Audit Report Prepared by Auditor Registered with the CMVM 92

CORPORATE GOVERNANCE REPORT 95

EXTRACT FROM THE MINUTES OF THE ANNUAL GENERAL MEETING 137

KEY DATA

	2005	2004	Δ 05/04
Pay TV and Broadband Internet			
Homes passed (thousand)	2,666	2,551	4.5%
Bi-directional (broadband enabled)	2,547	2,418	5.3%
Pay TV customers [1, 2] (thousand)	1,479	1,449	2.1%
Cable	1,090	1,066	2.2%
DTH	389	383	1.7%
Pay TV net additions (thousand)	30	54	(43.8%)
Cable	24	17	37.6%
DTH	6	37	(81.9%)
Cable penetration rate (%)	40.9%	41.8%	(0.9pp)
Premium subscriptions [2, 3] (thousand)	774	833	(7.1%)
Pay-to-basic ratio [1] (%)	52.3%	57.5%	(5.1pp)
Cable broadband accesses [1] (thousand)	348	305	14.1%
Cable broadband net additions (thousand)	43	75	(42.7%)
Cable broadband penetration rate (%)	32.0%	28.6%	3.3pp
Blended ARPU [1] (Euro)	27.56	25.40	8.5%
Audiovisuals – Portugal			
Tickets sold (thousand)	7,250	7,717	(6.1%)

(1) The 2004 figures in these lines reflect the adjustment of the customer base in 2005 following the migration to new management systems for customers, provisioning and billing. Based on the best available information, the adjusted number of Pay TV customers at the end of 2004 was approximately 1,449 thousand, and the adjusted number of cable broadband customers at the end of 2004 was approximately 305 thousand.

(2) The above figures refer to the total number of Pay TV customers of TV Cabo. Of particular note is that TV Cabo offers a number of Pay TV services supported by different technologies and directed at different market segments (residential, real estate and hotels) with a distinct geographic scope (mainland Portugal and the Azores and Madeira Islands), with a varying number of channels in each package. For example, TV Cabo offers more than 15 packages, and there are no channels available in every package offered. The most widely distributed channel in the various packages is SIC Noticias, available to some 1.3 million customers.

(3) The above figures include products subject to temporary promotions (e.g., of the "Try and Buy" type), hook-ups to local networks and agreements with property developers that are not yet in force.



CORPORATE BODIES

Officials of the General Meeting of Shareholders

Chairman Not yet filled[1]

Secretary Nuno Maria Macedo Alves Mimoso

Members of the Board of Directors

Chairman Miguel Horta e Costa

Executive Committee

Chairman Zeinal Bava

Members
Luis Miguel da Fonseca Pacheco de Melo
Henrique Manuel Fusco Granadeiro
Duarte Maria de Almeida e Vasconcelos Calheiros
José Manuel de Morais Briosa e Gala

Non-executive members[2]

José Augusto Castelhano Nunes Egreja[3]
Manuel Fernando Moniz Galvão Espirito Santo Silva
Pedro Humberto Monteiro Durão Leitão
José Pedro Sousa de Alenquer
Joaquim Anibal Brito Freixial Goes
António Domingues
Luis João Bordallo da Silva
Carlos Alpoim Vieira Barbosa

Statutory Sole Supervisor

In office Asenção, Gomes, Cruz & Associado – SROC,

Represented by Mário João de Matos Gomes

Alternate Pedro Matos Silva, Garcia Júnior, P. Caiado & Associados – SROC,

Represented by Pedro João Reis de Matos Silva

---

[1] In February of 2006, the Chairman of the General Meeting, Miguel Galvão Teles, resigned. Election of a new Chairman by the General Meeting of Shareholders is scheduled for April 19, 2006.

[2] On January 31, 2005, Joaquim Francisco Alves de Oliveira requested a temporary suspension of his mandate as non-executive Director and on May 31, 2005 tendered his resignation, to take effect immediately.

[3] On March 6, 2006, José Augusto Castelhano Nunes Egreja resigned as non-executive Director of PT-Multimedia.

PT-MULTIMEDIA SIMPLIFIED STRUCTURE

PT-MULTIMEDIA

Pay TV and Broadband Internet

- TV Cabo Portugal 100%
  - Cabo TV Madeirense 69.00%
  - Cabo TV Açoreana 83.82%
- PT-Conteúdos 100%
  - Sport TV Portugal 50.00%
  - Lisboa TV 40.00%

Audiovisuals

- Lusomundo Audiovisuais 100%
  - Grafilme 55.56%
  - Other Interests
- Lusomundo Cinemas 100%
  - Lusomundo Moçambique 100%
- Lusomundo España 100%
  - Warner Lusomundo Sogecable [1] 33.33%

Media[2]

- Lusomundo Serviços, SGPS 100%
  - Lusomundo Media, SGPS 74.97%
    - Global Notícias 99.72%
    - Rádio Notícias 82.67%
    - Empresa DN Funchal 40.00%
    - Jornal do Fundão 51.34%
    - Açormédia 90.00%
    - Naveprinter 99.98%
    - Other Interests
  - Gráfica Funchalense 50.00%
  - Notícias Direct 100%
  - Vasp 33.33%
  - Other Interests

(1) On July 14, 2005, PT-Multimedia finalized the sale of its 33.33% share in Warner Lusomundo Sogecable following approval by the Spanish Antitrust Authorities.

(2) On August 25, 2005, PT-Multimedia finalized the sale of its shareholdings in Lusomundo Serviços, including 80.91% of Lusomundo Media SGPS, S.A. (considering the 5.94% share held by Portugal Telecom, SGPS, S.A.) to Olivedesportos – Publicidade, Televisão e Media, S.A., a wholly owned subsidiary of Controlinveste, SGPS, S.A. The sales had been announced on February 28, 2005, with its closing dependent solely on a final decision of non-opposition by the Competition Authority, which was obtained on August 10, 2005.

Significant Events

February

A purchase/sale agreement was signed with Controlinveste, SGPS, S.A., involving the sale of shareholdings in Lusomundo Serviços, SGPS, S.A., including 80.91% of Lusomundo Media, SGPS, S.A. The closing of the transaction was conditioned upon approval by the Competition Authority and a binding opinion from the High Authority for Social Communications.

March

In partnership with sapo.pt, PT Group's portal, Sapo Messenger was launched, allowing for instant messaging between Netcabo and Sapo ADSL customers.

April

The General Meeting of Shareholders approved payment of a per-share cash dividend of €0.50, representing €77.3 million in dividends distributed to shareholders. The paid dividend was approximately five times higher than that paid in 2004, evidencing PT-Multimédia's commitment to maintain a progressive shareholder remuneration policy.

The General Meeting of Shareholders also approved a proposal for implementing a share buyback plan by issuing European-style warrants, as well as carrying out a stock split (two for one), resulting in the change of the par value of each share from €0.50 to €0.25.

TV Cabo launched its electronic subscription and billing consultation service. This innovative service will not only lead to savings for PT-Multimédia but will also enhance environmental protection by eliminating hard-copy invoicing.

May

Launching of the digital TV service, Funtastic Life. This product will expand the content offer of entertainment, films, series, documentaries, sports, children's programming and music by introducing 10 new channels known to our customers for their quality.

The Premium movie offer was boosted with the launching of the Lusomundo Happy channel, dedicated exclusively to comedy films. This channel strengthens and completes the Premium movie offer, which already included the Lusomundo Premium, Lusomundo Gallery and Lusomundo Action channels.

The broadband offer was improved by quadrupling Internet cable access bandwidth – automatically and at no cost to customers – which went from 512 kps to 2Mpbs, and from 1 Mbps to 4 Mbps. A new commercial offering was also introduced, with downstream speed of 8 Mbps.

On May 24, 2005, PT-Multimédia concluded its share buyback plan approved by the General Meeting of Shareholders.

June

In June, NetCabo was voted the best Portuguese ISP for the second straight year by the readers of *PC Guia*, the country's largest IT and computer technology magazine. This Readership Prize recognizes the ongoing improvement of service quality by NetCabo, the result of investing in a stronger network and customer support service.

July

The sale of the 33.33% share in Warner Lusomundo Sogecable was finalized, following approval by the Spanish Competition Authorities.

In July the NetCabo site was revamped to allow simpler and more user-friendly navigation, and the customer area was improved by making a larger number of on-line services available.

Sapo Messenger now allows for free PC2PC voice calling and video between NetCabo and Sapo ADSL customers.

August

On August 25, 2005, PT-Multimédia finalized the sale of shareholdings in Lusomundo Serviços, SGPS, S.A., including 80.91% of Lusomundo Media, SGPS, S.A., to Olivedesportos – Publicidade, Televisão e Media, S.A., a wholly owned subsidiary of Controlinveste, SGPS, S.A. The sales had been announced on February 28, 2005, with its closing conditioned solely upon a final decision of non-opposition by the Competition Authority, which was obtained on August 10, 2005. PT-Multimédia took in €173.8 million from the sale, €10.1 million of which was used to pay for the 5.94% share in Lusomundo Media, SGPS, S.A., held by Portugal Telecom, SGPS, S.A.

September

The cable network expansion plan for high-population areas alongside currently cabled areas was commenced. The goal of this project is to add 500,000 homes to the PT-Multimédia network by the end of 2007.

Funtastic Life was reinforced by introducing SportTV2, an exclusive channel offering supplementary programming to Premium SportTV and drawing from diversified coverage of various sports. In June 2006, this channel will become part of – thereby expanding – the Premium Sport TV package.

October

Channel selection was widened by introducing five new channels in the Funtastic Life digital service, two of them exclusively for TV Cabo. The Funtastic Life package currently includes a total of 65 channels, 25 of them exclusively for this offer, 37 in Portuguese and 14 exclusive for TV Cabo.

An ADSL Internet access offer was launched based on the PT Comunicações wholesale offer, which will allow broadband Internet sales in areas not covered by the cable network.

November

Various companies in the PT-Multimédia group were integrated under the corporate application PRO UNO. This tool was developed by the Portugal Telecom Group for the purpose of standardizing and automating processes. As a result, PT-Multimédia was required to redesign certain processes critical to its operations, which will result in significant cost-cutting.

On November 2, PT-Multimédia announced that at the next General Shareholders' Meeting it would propose a cash dividend distribution of €0.275 euros per share for 2005. This proposal represents a 10% increase for per-share dividends compared to the amount paid for 2004.

December

The System Care service was launched, which provides specialized computer support, by telephone or on-site, for customers with limited computer skills.

Major events taking place after end of year

On February 8, 2006, PT-Multimédia reported that Sonaecom SGPS, S.A. had made a preliminary announcement of its intention to launch an unsolicited tender offer for all of PT-Multimédia's capital.

On March 6, 2006, PT-Multimédia published its Board of Directors Report concerning the tender offer preliminarily announced by Sonaecom SGPS, S.A. on February 6, 2006, recommending that its shareholders not accept the offer.

PT-Multimédia announced that at the meeting of its Board of Directors on March 6, 2006, it was decided to propose to the next General Shareholders' Meeting a capital increase through the incorporation of reserves. This would be followed by a capital reduction, thereby creating an additional €220 million in distributable reserves. The reduction in PT-Multimédia's capital is subject to approval by the Lisbon Commercial Court, which could take approximately six months.

Based on the positive results of pilot testing of the VoIP technology, PT-Multimédia plans to launch a VoIP offer at the end of third quarter of 2006, subject to the required regulatory approvals.

Capital Markets

Shareholder remuneration

Since 2003, PT-Multimédia has made shareholder remuneration a priority by means of dividends and its share buyback program, in order to provide shareholders returns that are among the highest in the Portuguese market.

PT-Multimédia remunerated its shareholders with dividends for the first time in 2004. In 2005, it distributed €77.3 million in dividends, bolstering its shareholder remuneration by implementing a share buyback program totaling €91.5 million, evidence of its commitment to maintain shareholder remuneration at attractive levels.

Owing to favorable financial and operating performance, as well as an encouraging outlook for the future, PT-Multimédia has been able to reinforce its commitment to a progressive dividend policy. Accordingly, the Board of Directors voted to propose to the 2005 General meeting that a per-share dividend of €0.275 be distributed, representing a 10% increase over the previous year.

Share buyback program

On May 24, 2005, PT-Multimédia concluded its share buyback program by issuing European-style put warrants to be allocated to shareholders, in the proportion of one warrant for each share held. Accordingly, one warrant for every PT-Multimédia share held and deposited on May 4, 2005 was allocated and credited to its shareholders' accounts opened with a qualified financial intermediary. The put warrants granted the following rights to their holders: (i) for every ten put warrants, the right to sell one PT-Multimédia share held, at the exercise price, if physical settlement is selected; or (ii) for every put warrant, to receive in cash one-tenth of the positive difference between the exercise price and the reference price of PT-Multimédia shares.

Considering that Portugal Telecom, SGPS, S.A. and Totta Ireland PLC, before the General Meeting of Shareholders, surrendered the right to exercise with physical settlement the warrants that had been allocated to them, the General Meeting authorized the purchase of 5,130,453 company shares corresponding to the maximum possible physical settlements. Therefore, as a result of the physical settlement of the warrants, PT-Multimédia repurchased 2,348,514 of its own shares, equal to 1.52% of its capital at the time. Other than these acquisitions, in 2005 PT-Multimédia did not engage in any other purchase/sale transaction for its own shares.

Repurchased shares were cancelled in accordance with the decision of the General Shareholders' Meeting, with share capital being proportionally reduced to €77,274,207.

Thus, under the share buyback program executed by issuing warrants, PT-Multimédia paid €91.5 million to its shareholders.

Stock split

On June 1, 2005, PT-Multimédia undertook a 2-for-1 stock split, after which the par value of each share was changed from €0.50 to €0.25. Accordingly, capital was then represented by 309,096,828 shares, with one new share allocated to shareholders for each share held.

PT-Multimédia share performance

PT-Multimédia shares were listed at €9.65 on December 31, 2005, or a 4.4% increase for the year. During the same period, the PSI-20 Index posted a 13.4% increase, while NASDAQ rose by 1.4%.


Change in Share Price of PT Multimedia vs. PSI 20 and NASDAQ
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Dec/04
Feb/05
Apr/05
May/05
Jul/05
Aug/05
Sep/05
Nov/05
Dec/05
PTM
PSI 20
NASDAQ


Change in Share Price of PT Multimedia
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
11.0
10.0
9.0
8.0
7.0
6.0
31/Dec
31/Mar
30/Jun
30/Sep
31/Dec
Volume
Closing Price

In 2005, PT-Multimédia traded a total of 64.4 million shares, for an average of some 248,000 shares per trading session.

PT-Multimédia: Shares Traded/Price Changes

At the end of 2005, PT-Multimédia was the seventh-ranked company in terms of capitalization (€3 billion) quoted on the Euronext Lisbon Stock Exchange, and the ninth-ranked company in the PSI-20 Index.


Market Capitalization of the Largest Portuguese Companies
at December 31, 2005 (billions of euros)
9.9
9.7
7.6
4.3
4.0
3.1
3.0
2.9
2.4
1.6
EDP
PT
BCP
Brisa
BES
Cimpor
PTM
BPI
Sonae
Jmartins



Changes

Pay TV and Broadband Internet

Pay TV and Broadband Internet	2005	2004	Δ 05/04
Homes passed (thousand)	2,666	2,551	4.5%
Bi-directional (broadband enabled)	2,547	2,418	5.3%
Pay TV customers [1, 2] (thousand)	1,479	1,449	2.1%
Cable	1,090	1,066	2.2%
DTH	389	383	1.7%
Pay TV net additions (thousand)	30	54	(43.8%)
Cable	24	17	37.6%
DTH	6	37	(81.9%)
Cable penetration rate (%)	40.9%	41.8%	(0.9pp)
Premium subscriptions [2, 3] (thousand)	774	833	(7.1%)
Pay-to-basic ratio [1] (%)	52.3%	57.5%	(5.1pp)
Cable broadband accesses [1] (thousand)	348	305	14.1%
Cable broadband net additions (thousand)	43	75	(42.7%)
Cable broadband penetration rate (%)	32.0%	28.6%	3.3pp
Blended ARPU [1] (Euro)	27.56	25.40	8.5%

(1) The 2004 figures in these lines reflect the adjustment of the customer base in 2005 following migration to new management systems for customers, provisioning and billing. Based on the best available information, the adjusted number of Pay TV customers at the end of 2004 was approximately 1,449 thousand, and the adjusted number of cable broadband customers at the end of 2004 was approximately 305 thousand.

(2) The above figures refer to the total number of Pay TV customers of TV Cabo. Of particular note is that TV Cabo offers a number of Pay TV services supported by different technologies and directed at different market segments (residential, real estate and hotels) with a distinct geographic scope (mainland Portugal and the Azores and Madeira Islands), with a varying number of channels in each package. For example, TV Cabo offers more than 15 packages, and there are no channels available in every package offered. The most widely distributed channel in the various packages is SIC Noticias, available to some 1.3 million customers.

(3) The above figures include products subject to temporary promotions (e.g., of the "Try and Buy" type), hook-ups to local networks and agreements with property developers that are not yet in force.

Pay TV customers totalled 1,479 thousand at the end of 2005 (1,090 thousand cable and 389 thousand DTH customers), accounting for approximately 41% of TV households in Portugal.

During 2005, PT-Multimédia revised and updated its customer database after completing the migration of its customer database to a new customer management system. In the migration to the new systems, not all customer accounts were transferred correctly. During 2005, PT-Multimédia adjusted its database as necessary to correct these errors and did not consider revenues from certain subscribers that were incorrectly shown to have past due receivables. Also, inactive customers were removed from the reported database. Inactive customers are defined as those those that are not being invoiced (although they are in the database) nor subscribe to or access any PT-Multimédia service.

At the end of 2005, the PT-Multimédia network had exceeded 2,666 thousand homes passed, a 4.5% increase over the previous year. Approximately 96% of this network has bi-directional capability, thereby being able to support broadband interactive and Internet services. PT-Multimédia continues to focus on expanding its cable network to areas of high population density adjoining existing cabled areas. This project was initiated in the third quarter of 2005 and will continue in 2006.

Digitizing the Pay TV Service has been a structural project. With respect to cable TV service, PT-Multimédia has been replacing analog set-top boxes with digital ones, in order to allow for the full shut down of the Premium channels' analog signal in the first six months of 2006. In areas where the analog signal for Premium channels has already been switched off, PT-Multimédia has experienced an increase of between two to six times in the sale of Premium channels. Expectations are that once this project is concluded, it will have a positive impact on the cable TV customer base. As regards the DTH offer, the upgrade of the conditional access system software and the exchange of all digital decoder smart cards, which will allow for the migration to Nagra's new Aladin encryption system, has been concluded in March. These initiatives are essential to PT-Multimédia since, on the one hand, they reduce fraud, and on the other, more services are made available to customers. On December 31, 2005, there were 508 thousand set-top boxes with access to digital services.

The Funtastic Life digital service has performed strongly since it was launched in May 2005, reaching a total of 160 thousand customers as of December 2005. PT-Multimédia enriched the content of its Digital TV service in October with the introduction of five new channels, two of which are exclusive. Following the introduction of these channels, the Funtastic Life digital service now offers 65 channels, 37 of them in Portuguese and 14 exclusive to TV Cabo.

Premium subscriptions rose to 774 thousand by the end of 2005. The Sport TV channel continues to be the most used Premium channel, with 417 thousand customers.

Once encryption software for DTH service has been upgraded to Nagra's Aladin system, the analog signal for cable TV Premium channels has been disconnected and all the information systems have been upgraded (Provisioning, Customer Relationship Management and Billing), PT-Multimédia will be newly positioned on the path to growth. With these changes – in particular those to the encryption system referred to above, as well as the disconnecting of the analog signal for the Premium cable channels in virtually the entire country – it is expected that the pace of net additions to the TV Cabo customer base will increase.

Broadband customers increased by 14.1% in the last quarter of 2005 to 348 thousand, with net additions of 43 thousand customers for the year. Penetration of broadband Internet services among the cable TV customer base was 32.0% at December 31, 2005, or an increase of 3.3 percentage points compared to 2004. Notwithstanding the success of the pre-paid product during 2005, the weight of broadband customers with download speeds of 2Mbps or higher was over 50% of the residential customer base at December 31, 2005.

Overall, Pay TV and broadband Internet services generated an ARPU of €27.56 in 2005, an 8.5% increase over 2004. This growth is indicative of the greater penetration of broadband Internet services into the customer base, and the higher price of Pay TV services, as well as the launching of new products such as Funtastic Life.

Changes in Number of Pay TV Customers (thousands)


2.1%
1,449
1,456
1,465
1,485
1,479
383
386
389
389
389
1,066
1,070
1,076
1,096
1,090
4Q04
1Q05
2Q05
3Q05
4Q05
Cable
Satellite

Broadband Internet Customers (thousands)


14.1%
305
319
333
341
348
4Q04
1Q05
2Q05
3Q05
4Q05

Audiovisuals

Cinema distribution

In line with what has happened in other markets, especially in the United States, 2005 was a year that saw less acceptance of films by the public than in previous years. In the United States in 2005, only 19 films broke the barrier of US$100 million in receipts, in contrast to the 24 films that exceeded that mark in 2004. In Portugal, based on ICAM data, 17 films went beyond the €1 million barrier in 2005, as opposed to 19 in 2004.

ICAM data show that in Portugal, box-office receipts dropped 6.8% in 2005, compared to an 8.9% drop in the United States for the same period. The reduction in Portuguese box office receipts was lower primarily because of an increase in the number of films released in the Portuguese market and the excellent performance of the Portuguese film *"O Crime do Padre Amaro"*.

In 2005, PT-Multimédia distributed 93 movies through its Lusomundo Audiovisuais subsidiary, accounting for 46% of box-office receipts in Portuguese movie theaters. Of particular note among the new films screened were "Madagascar", "War of the Worlds", "Meet the Fockers", "Million Dollar Baby", "Chicken Little", "Flight Plan", "King Kong", "Chronicles of Narnia", and *"O Crime do Padre Amaro"*. Six out of the ten highest-grossing films of the year were released by PT-Multimédia.

Cinema exhibition

The current PT-Multimédia circuit has 178 movie screening rooms, with a total of 32,381 seats, representing an addition of 30 new screening rooms.

In 2005, PT-Multimédia reorganized its screening activities so as to render them more dynamic and to boost profits of this business. Unprofitable theaters were closed, others redesigned, and new screening rooms were opened in areas with a high population density.

Thus PT-Multimédia opened new theaters in Funchal, Porto, Coimbra and Viseu, with six, seven, ten and six screening rooms each, respectively. Furthermore PT-Multimédia added two more screening rooms at the Almada Multiplex, which already had 12 rooms. A total of 31 screening rooms were opened in 2005, and the Torres Novas theater was closed. Also in 2005, PT-Multimédia remodeled certain movie houses in its circuit to improve service quality by redesigning some of the less profitable theaters.

The number of tickets sold dropped 6.1% in 2005, totaling 7,250 thousand. This decrease, the same as was noted in other European and American markets, was likely due to lower attendance rates in the cinema exhibition business stemming from the continuing effects of growth in the DVD market, the lower number of blockbusters released worldwide in 2005 and the increased competition among movie distributors, with the result that most of the best films are brought out at virtually the same time by multiple distributors. Despite the fewer number of tickets sold, PT-Multimédia theaters outperformed the movie market, which is estimated to have dropped 7.1% in 2005 according to ICAM data. As for video distribution, movie attendance was hurt by widespread counterfeiting and sale of DVDs.

The PT-Multimédia movie circuit screened a total of 93 films in 2005. Of particular note was the success of "Madagascar", "War of the Worlds", "Harry Potter", and "Mr. and Mrs. Smith", which, when taken together, brought in more than 1 million moviegoers.

Video distribution

For the first time since they were launched, DVDs lost ground with respect to the previous year, by almost 15% in terms of units sold, and around 7% by value. The apparent increase in average price is due to a sharp downturn in DVD sales through newspapers, since in general the average retail price of movies in this format has fallen. The lower prices are essentially the result of increasing competition among the various distributors in the market and the widespread counterfeiting of DVDs that continues in Portugal.

Sales volume for DVD movies in 2005 are estimated at around 98% of total video/DVD sales, with the VHS format limited to certain children's films.

Throughout 2005, PT-Multimédia released movies with the highest sales volume in the marketplace. Of particular note were "The Incredibles", "Cinderella", "Bambi", "War of the Worlds", "Million Dollar Baby", "Tarzan 2", "Noddy Saves Christmas", "The Emperor's New Groove 2", and "The Magic Roundabout", among others.

Rights

The sale of rights in 2005 proved to be quite favorable, for the following reasons:

- Launching of a new movie channel, Lusomundo Happy;
- Sales of rights to free-to-air channels, which tripled during the year;
- The beginning of distribution of the Lusomundo channels in Angola and Mozambique.

Analysis of Consolidated Results

The following analysis should be read together with the consolidated financial statements and accompanying notes thereto.

Since January 1, 2005, PT-Multimédia's consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, as applicable to companies listed on European Union stock exchanges. Accordingly, *"IFRS 1 – First-Time Adoption of International Financial Reporting Standards"* was applied, with January 1, 2004 being the transition date for presenting these financial statements. Financial information for previous periods was adjusted in accordance with the IFRS so that a suitable comparison could be made.

Following the decision to sell Lusomundo Serviços (a PT-Multimédia media business), this business segment was recorded in the consolidated financial statements under discontinued operations as of the effective date of the sale, in accordance with IFRS.

During 2005, PT-Multimédia changed the method for consolidating Sport TV, a 50%-owned company of PT Conteúdos, from the equity method to the proportional method. This was a result of the transition to IFRS and the increase in participation in the company from 33.3% to 50%, as well as the fact that it is jointly managed with the other shareholder. The PT-Multimédia Consolidated Results for 2005 and 2004 have been adjusted to show the proportional consolidation of Sport TV in order to allow a correct comparative analysis.

However, the unconsolidated (individual) financial statements continued to be prepared in accordance with the accounting principles generally accepted in Portugal (PGAAP), with reconciliation of equity before minority interests as of December 31, 2005, and net profits attributable to company shareholders for the year then ended , between the individual financial statements (PGAAP) and the consolidated financial statements (IFRS), as follows:

	Net income	Equity before minority interests
Under PGAAP	**114,402,459**	**431,035,222**
Liabilities from dismantling assets (IAS 16)	(162,625)	(1,416,119)
Sale and leaseback transactions (IAS 17)	176,868	(677,993)
Provisions for restructuring (IAS 37)	(2,971,775)	4,395,766
Amortization of goodwill (IAS 36)	9,586,951	21,669,524
Gains from the sale of Lusomundo Serviços	(10,100,388)	(8,310,608)
Allocation of goodwill generated in the acquisition of companies (IFRS 3)	(2,765,833)	(4,148,748)
Installation and R&D expenses (IAS 38)	3,466,171	(4,857,203)
Deferred costs (IAS 38)	37,933	(49,194)
Equity swaps involving own shares (IAS 39)	0.0	(8,520,000)
Under IFRS	**111,669,760**	**429,120,649**

Consolidated results

Consolidated statement of income

€ million	2005	2004	% Δ 05/04
Operating revenues	**628.5**	**598.8**	**5.0**
Pay TV and cable Internet	553.0	513.3	7.7
Audiovisuals	86.9	91.5	(5.0)
Other, and intercompany eliminations	(11.5)	(6.1)	89.6
Operating costs, excluding depreciation and amortization and other costs	**433.2**	**420.0**	**3.1**
Wages and salaries	43.9	43.7	0.4
Direct costs	201.3	185.0	8.9
Telecommunications costs	33.0	26.8	23.1
Programming costs	138.3	126.9	9.0
Other direct costs	30.0	31.3	(3.9)
Cost of products sold	13.2	18.3	(27.7)
Marketing and publicity	20.3	24.2	(16.0)
Support services	40.3	38.2	5.6
Maintenance and repairs	20.1	14.8	36.1
Supplies and external services	82.1	83.1	(1.2)
Provisions and adjustments	9.9	5.7	75.1
Indirect taxes	0.8	4.3	(81.4)
Other operating costs	1.2	2.9	(58.2)
	195.3	**178.8**	**9.2**
Depreciation and amortization	61.9	51.4	20.4
	133.4	**127.4**	**4.7**
Other costs / (income)	**(1.6)**	**77.2**	**NA**
Impairment losses	0.0	28.0	(100.0)
Losses (gains) on disposals of fixed assets	0.1	(1.8)	NA
Other costs (income)	(1.7)	51.0	NA
Income before financial results and taxes	**135.0**	**50.2**	**168.9**
Financial expenses (income)	**0.8**	**2.5**	**(68.5)**
Net interest expense	6.1	3.4	78.6
Net other financial income	(1.8)	(0.1)	NA
Equity in earnings of affiliated companies	(3.5)	(0.7)	NA
Income before income taxes	**134.2**	**47.6**	**181.6**
Income taxes	(35.2)	75.5	NA
Net Income from continued operations	**99.0**	**123.1**	**(19.6)**
Net income from discontinued operations	14.1	2.5	NA
Minority interests	(1.4)	(2.8)	(50.1)
Consolidated net income	**111.7**	**122.9**	**(9.1)**

Consolidated operating revenues

In 2005, consolidated operating revenues increased 5.0% to €628.5 million.

Revenues from Pay TV and broadband Internet operations increased 7.7% in 2005 to €553.0 million, representing 88.0% of total revenues for PT-Multimédia and reflecting continued customer growth, price increases in Pay TV services, and increased broadband penetration. Revenues from advertising sales also contributed positively to this increase, reaching €21.5 million in 2005.

Revenues from Audiovisuals fell by 5.0% in 2005 to €86.9 million. This decrease is mainly accounted for by lower box-office revenues at theaters, due to lower attendance rates in the cinema exhibition business stemming from the continuing effects of growth in the DVD market, fewer hit movies screened during the first 9 months of 2005 and the increased competition among movie distributors. However, this somewhat unfavorable picture improved in the fourth quarter of 2005, when Audiovisual operating revenues increased 8.0% when compared to the same period in 2004, mainly due to a significant increase in the sale of rights, both to Pay TV movie channels and to open-signal television channels.

As far as revenue levels for 2004 are concerned, revenues from Audiovisuals for 2005 reflected the negative impact of (i) alignment of the Warner Lusomundo fiscal period (merged with Lusomundo Cinemas in 2004) with that adopted by PT-Multimédia, leading to another month of operations being incorporated in 2004, and (ii) termination of the distribution agreement for Playstation consoles and related games, as well as Columbia videos (the Sony Group movie producer) in April 2004.

Operating income before depreciation and amortization and other costs

In 2005, growth in operating income before depreciation and amortization and other costs and the respective margin were impacted by (1) additional investments in programming costs (€11.4 million) related to the reinforcement of the Pay TV offer through the launch of the Funtastic Life package and new Premium channels, as well as increased costs of the Sport TV channel; (2) higher telecommunications costs (€6.2 million), due to network expansion and growth in bi-directional coverage; (3) an increase in network maintenance and repair expenses (€5.3 million) to ensure higher service levels, and the upgrading of downstream speeds for broadband Internet access and the digitalization of Premium services; and (4) further adjustments made to customer debt (€4.2 million), mainly with regard to bad debts.

Despite the above factors, operating income before depreciation and amortization and other costs increased by 9.2% in 2005, to €195.3 million, while the related margin increased by 1.2 percentage points, to 31.1%, compared to the 2004 level. The improvement in operating income before depreciation and amortization and other costs and the margin expansion reflected mainly the combination of price increases and broadband growth with decreasing marketing expenses, cost of products sold and costs of other supplies and external services, as well as a more restrictive personnel cost-control policy.

Consolidated operating costs

Consolidated operating costs, excluding depreciation and amortization and other costs, amounted to €433.2 million in 2005, with an increase of 3.1% arising from increases in direct costs, maintenance and repairs, and provisions and adjustments.

Wages and salaries remained stable in 2005, amounting to €43.9 million, or 7.0% of consolidated operating revenues. The number of employees increased by 86, reaching 1,388 at year-end, due to additions of personnel to Audiovisuals as a result of opening new screening rooms throughout the year.

Direct costs increased 8.9% in 2005 to €201.3 million. This item – mainly programming and telecommunications costs – represents 32.0% of consolidated operating revenues for 2005. Programming costs increased 9.0% in 2005 in comparison to the previous year, to €138.3 million, due essentially to the launch of new channels in 2005, in particular the new Premium movie channel, Lusomundo Happy, along with other channels included in the Funtastic Life service that considerably strengthened PT-Multimédia's Pay TV offerings. Moreover, telecommunications costs for leasing the fiber optics network from PT Comunicações increased by 23.1% in 2005. This increase is mainly related to network expansion, increased network capacity for supporting higher download levels and digital TV service, and to an increase in bi-directional coverage.

Costs of products sold decreased 27.7% in 2005 to €13.2 million, mainly a result of fewer video and videogame sales in the Audiovisuals business, due to the termination in 2004 of the distribution agreement for Columbia videos, and for Sony Playstation consoles and games. The cost of products sold represented 2.1% of consolidated operating revenues for 2005.

Marketing and publicity costs decreased 16.0% in 2005 to €20.3 million, reflecting greater rationalization of the costs of publicity and promotional campaigns. Marketing and publicity costs represented 3.2% of consolidated revenues.

Support services costs (include mostly outsourcing costs for information systems, call centers and logistics) increased 5.6% in 2005 to €40.3 million. This increase is essentially due to higher costs of customer care to support the launch of the new digital service, the digitalization of the Premium service and the migration to new information systems. In addition, there was an increase in outsourcing costs relating to information systems involved in the roll-out of newly implemented systems. Support service costs represented 6.4% of consolidated operating revenues.

Maintenance and repair costs increased by €5.3 million in 2005 to €20.1 million, as Pay TV customer growth, the digitalization of Premium services and the expansion of broadband services, combined with the increase in downstream speeds, demanded increased network maintenance and repair in order to guarantee higher quality of service levels.

Costs of supplies and external services fell 1.2% in 2005 to €82.1 million, reflecting efforts to control structural costs. This caption accounted for 13.1% of consolidated operating revenues.

Provisions and adjustments increased by €4.2 million in 2005 to €9.9 million. The increase in this caption, or 1.6% of total operating revenues, is primarily due to the doubtful receivables in the Pay TV and broadband Internet businesses.

Depreciation and amortization increased 20.4% to €61.9 million. This line item, representing 9.9% of consolidated operating revenues for the year, increased mainly due to investments for acquiring capacity use rights for two additional transponders.

Consolidated Net Income

Consolidated net income for the year attributable to company shareholders, was €111.7 million in 2005, compared to €122.9 million for 2004. Excluding nonrecurring items, namely the capital gain from the sale of the media business in 2005 and the extraordinary items for 2004, net profits for the year would have increased by 9.7%.

Net interest expenses rose to €6.1 million in 2005, compared to €3.4 million in 2004, reflecting increased financial costs from leasing agreements for new transponders.

Net other financial income totaled €1.8 million in 2005, including the recognition of a financial gain of €3.5 million relating to the share buyback program, which corresponds to the difference in the average PT-Multimédia share price between the warrant issue date and on the date on which its reference price was set (exercise date). This item also includes miscellaneous financial expenses, in particular bank commissions and the related fees.

Equity in earnings of affiliated companies totaled €3.5 million in 2005, compared to €0.7 million in 2004. This item includes €1.6 million in income from Lisboa TV.

Income taxes totaled €35.2 million in 2005, which cannot be compared to 2004 when a net deferred tax assets of €75.5 million was recognized, mainly due to tax losses generated in previous years, as the conditions for the future recovery of those deferred tax assets were not considered met until 2004.

Income from discontinued operations included €17.8 million in capital gains, net of tax, from the sale of the media business.

Capex

€ million	**2005**	**2004**	**% Δ 05/04**
Terminal equipment	18.8	11.7	60.5
Pay TV infrastructure	31.2	31.5	(0.9)
Satellite capacity	33.4	19.4	71.9
Telecommunications network capacity	65.7	0.0	NA
Other	36.5	10.6	245.9
Total Capex	**185.5**	**73.2**	**153.6**

In 2005, Capex totaled €185.5 million, or 29.5% of PT-Multimédia's consolidated operating revenues. This Capex figure should be understood as extraordinary, since it will not recur in the near future and is mainly accounted for by investments in: (1) the capitalized cost of future payments relating to a medium-term commitment reached in the fourth quarter of 2005 for the right to use network capacity (€65.7 million); (2) the capitalized cost of the usage rights for a fifth and sixth satellite transponders until the end of their useful life (€33.4 million), estimated to be December 2016; (3) acquisition of set-top boxes relating to the digitalization program (€18.8 million); and (4) network capacity in order to improve the Pay TV and broadband Internet offer (€8.0 million). These investments make possible increases in high-quality Pay TV and broadband Internet operations in the short to medium term. Adjusting for items not involving the immediate outlay of funds, Capex would have increased by 60.9% in 2005 to €86.5 million, or 13.8% of PT-Multimédia's consolidated operating revenues.

In the area of Audiovisuals, Capex rose to €1.4 million in 2005, mainly the result of opening new movie screening rooms and investments for maintaining and remodeling existing screening rooms.

Operating income before depreciation and amortization and other costs, less Capex

Operating income before depreciation and amortization and other costs, less Capex was €9.8 million in 2005, compared to €105.6 million in 2004. The decrease in this indicator is due to the significant and disproportionate increase in Capex as compared to operating income before depreciation and amortization and other costs. After adjusting Capex for items that do not involving the immediate outlay of funds, namely the capitalized cost of transponders and network capacity, operating income before depreciation and amortization and other costs, less Capex totalled €108.8 million, or a 3% increase compared to 2004.

Free cash flow

€ million	2005	2004	% Δ 05/04
Operating income before depreciation and amortization and other costs, less Capex	9.8	105.6	(90.8)
Non-cash items included in operating income before depreciation and amortization and other costs	1.5	(1.7)	NA
Change in working capital	64.1	8.5	NA
Operating cash flow	**75.4**	**112.5**	**(33.0)**
Acquisition of financial investments	0.0	(77.3)	NA
Disposals of financial investments	163.7	0.0	NA
Interest paid	(1.7)	(8.5)	(79.4)
Income taxes paid by subsidiaries	(4.0)	(3.6)	10.5
Other cash movements	(11.3)	3.2	NA
Free cash flow	**222.0**	**26.3**	**NA**

In 2005, operating cash flow decreased 33.0% to €75.4 million, a result of a lower operating income before depreciation and amortization and other costs, less Capex, namely due to the growth in Capex as mentioned above. This decrease was partially offset by the positive change in working capital. Free cash flow increased from €26.3 million to €220.0 million, mainly due to gains of €163.7 million from the sale of Lusomundo Serviços.



Consolidated balance sheet

€ million	December 31, 2005	December 31, 2004
Current Assets	273.0	262.9
Cash and cash equivalents	41.7	28.3
Accounts receivable	171.4	176.1
Inventories, net	37.1	34.3
Taxes receivable	10.9	9.5
Prepaid expenses and other current assets	11.9	14.7
Non-current assets	727.8	856.1
Investments in group companies	24.7	48.0
Other investments	0.0	1.3
Intangible assets	294.4	319.1
Tangible assets	259.8	277.7
Deferred taxes	114.9	165.2
Other non-current assets	34.0	44.8
Total assets	**1,000.8**	**1,119.0**
Current liabilities	336.3	294.0
Short-term debt	22.3	41.4
Accounts payable	210.3	168.0
Accrued expenses	43.8	62.8
Deferred income	7.5	7.1
Taxes payable	8.4	11.0
Current provisions and other current liabilities	43.9	3.8
Non-current liabilities	225.9	315.6
Medium- and long-term debt	159.3	221.0
Accounts payable	43.8	1.2
Non-current provisions and other non-current liabilities	22.7	81.7
Accrued post-retirement liability	0.0	8.8
Deferred taxes	0.0	2.9
Total liabilities	**562.1**	**609.7**
Shareholders' equity before minority interests	429.1	498.1
Share capital	77.3	78.4
Capital issued premium	159.3	159.3
Treasury shares	(8.5)	0.0
Reserves and accumulated earnings	89.4	137.5
Net income	111.7	122.9
Minority interests	9.6	11.2
Shareholders' equity	**438.7**	**509.3**
Total liabilities and shareholders' equity	**1,000.8**	**1,119.0**

The gearing ratio [Net debt/(Net debt + shareholders' equity)] as of December 31, 2005 was 19.3%, while the indicator for asset financing with fixed capital [(Shareholders' equity + long-term debt)/Total assets] was 59.8%. At the end of 2005, the ratio of net debt to operating income before depreciation and amortization and other costs was 0.5 times, compared to 1.1 times in 2004. The coverage ratio of operating income before depreciation and amortization and other costs to net financial charges was 31.8 times.

Consolidated net debt

As of December 31, 2005, PT-Multimédia's consolidated net debt was €104.9 million, a decrease of €97.1 million compared to year-end 2004. Adjusting the 2004 net debt to reflect the sale of the media business, net debt would have decreased by €51.4 million.

Net debt in 2005 includes €163.7 million received from the sale of the media business and is also affected by shareholder remuneration paid out in 2005, both in the form of dividends (€77.3 million) and in the form of the share buyback plan concluded in May (€91.5 million).

€ million	December 31, 2005	December 31, 2004	Pro-forma(1) December 31, 2004	Variation	%Δ 05/04
Short-term debt	**22.3**	**41.4**	**13.5**	**8.9**	**66.0**
Bank loans	12.6	25.7	6.6	6.1	92.7
Other loans	0.0	6.0	0.0	0.0	NA
Financial leases	9.7	9.8	6.9	2.8	40.5
Transponders	8.5	6.0	6.0	2.5	41.3
Medium- and long-term debt	**159.3**	**221.0**	**203.0**	**(43.7)**	**(21.5)**
Bank loans	34.6	38.3	36.4	(1.8)	(4.9)
Other loans	0.0	9.0	0.0	0.0	NA
Loans from shareholders	0.0	67.3	67.3	(67.3)	(100.0)
Financial leases	124.7	106.5	99.3	25.4	25.5
Transponders	122.8	98.1	98.1	24.7	25.2
Total debt	**181.7**	**262.3**	**216.4**	**(34.8)**	**(16.1)**
Cash and cash equivalents	41.7	28.3	26.3	15.4	58.6
Loans to shareholders	35.0	32.0	33.8	1.3	3.7
Consolidated net debt	**104.9**	**202.0**	**156.4**	**(51.4)**	**(32.9)**

(1) Pro forma values as of December 31, 2004, excluding the debt of Lusomundo Serviços, SGPS, S.A.

Shareholders' equity

As of December 31, 2005, shareholders' equity, excluding minority interests, amounted to €429.1 million, a decrease of €69.0 million compared to December 31, 2004, primarily due to (1) the dividends paid in the period amounting to €77.3 million; (2) the outflow of €91.5 million relating to the share buyback program concluded in May of 2005; and (3) the net income generated in the period of €111.7 million.

On June 1, 2005, PT-Multimédia reduced its capital from €78,446,464 to €77,274,207, by canceling 2,348,514 of its own shares. These shares had been purchased under the share buyback program during the year, in particular by exercises of the option to physically settle the warrants issued.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined on the basis of the stand-alone (unconsolidated) financial statements, prepared in accordance with the Official Accounting Plan. As of December 31, 2005, distributable reserves amounted to approximately €177 million.

PT-Multimédia's Board of Directors will propose, at the next General Meeting of Shareholders, a share capital increase through the incorporation of reserves, followed by the reduction of share capital, which will result in the creation of additional distributable reserves of €220 million. The capital reduction is subject to approval by the Lisbon Commercial Court.

Forward-Looking Information

PT-Multimédia's goal is to continue to lead the multimedia industry in Portugal, striving to foster the growth potential of its customer base and its range of services, exploring opportunities to gain additional penetration by introducing new content, developing its triple-play offer, and improving the quality of the service it provides. The competitive environment in which PT-Multimédia operates will continue to require a constant focus on operating efficiency, as well as the exploitation of synergies resulting from the integration and consolidation of its various business areas, in particular through cost-cutting and the generation of additional revenues.

PT-Multimédia is well positioned to reap the benefits of the growing Pay TV market in Portugal

Portugal has potential for growth in terms of Pay TV penetration. PT-Multimédia has competitive advantages that make it well positioned to benefit from this growth. Coverage by its cable network should rise from the current level of approximately 70% of homes passed to more than 85% by the end of 2007. In addition, PT-Multimédia has a DTH platform. Through these two platforms, PT-Multimédia covers 100% of Portuguese homes. PT-Multimédia also has a competitive advantage owing to its size, extensive recognition of its trademarks and the capilarity of its distribution network.

PT-Multimédia has a heightened potential for increasing its average return per user ("ARPU")

ARPU is presently lower than that seen in various European markets. There is therefore the potential for growth through the migration of basic-package subscribers to high-valued packages. Penetration of Premium channels is also low compared to other European markets, leaving a significant margin for growth.

PT-Multimédia has the chance to increase its subscriber base for broadband Internet services

Although the penetration of broadband Internet into Portuguese homes with personal computers ranks among the highest in Europe, the foreseeable increased penetration of personal computers leaves a margin for future growth. Furthermore, when compared to cable television leaders in Europe and the United States, where penetration into their customer base exceeds 50%, PT-Multimédia still shows significant growth potential (currently standing at 32%).

PT-Multimédia also has the opportunity to introduce voice services

PT-Multimédia is planning to launch a voice over IP (VoIP) service in the third quarter of 2006, subject to regulatory approval. There is significant potential for growth, both in additional voice revenues and through greater penetration of Pay TV and broadband Internet services and reduction of churn levels.

PT-Multimédia has an infrastructure that allows for the ongoing introduction of high-quality innovative services at competitive prices

By continuously investing in its network and information systems – which has risen to €286 million during the past three years – PT-Multimédia is now able to offer high-speed broadband Internet services and digital TV in more than 2.6 million homes. Between 2006 and 2007, the network will be expanded to 3.2 million homes, and a new architecture for the fiber optic network will be implemented that will allow even higher quality service and the development of new interactive services.

PT-Multimédia is well positioned to continue to grow its EBITDA

PT-Multimédia has increased its revenues, EBITDA and cash flow during recent years, and it is well positioned to continue to grow given the opportunities lying ahead. There are various opportunities to expand revenues, such as by increasing ARPU and broadband Internet penetration, and the impact of *triple-play* services, including revenues from voice services and a lower churn rate, which lead to relatively low marginal costs and the dilution of fixed costs, thereby resulting in higher margins in the future.

PT-Multimédia is dedicated to maintaining high levels of shareholder remuneration

PT-Multimédia will continue to focus on a strategy of growth and maximization of cash flow so as to meet its primary objective of creating and distributing value to its shareholders. This commitment is confirmed by its proposal to distribute a €0.275 dividend for 2005, a 10% increase over the amount distributed the previous years, evidence of commitment to maintain its policy of progressively increasing dividends. In addition, a proposal will be submitted to the General Meeting of Shareholders to increase capital by incorporating reserves, followed by a reduction thereof, which, if approved, will increase distributable reserves by €220 million.

You should also read "Corporate Governance Report—Chapter 5. Risk Management" for a description of certain risks affecting PT-Multimédia's business.

Proposed Allocation of Profits

1. According to the unconsolidated financial statements, net income for the year ended on December 31, 2005 totaled €114,402,458.60.

2. In accordance with the law and the company's bylaws, 5% of these net profits will be allocated to the legal reserve until reaching 20% of capital.

3. Therefore, in compliance with law and the bylaws, the Board of Directors proposes that €5,720,123, or 5% of the net profits for the year, be allocated to the legal reserve.

4. The Board of Directors, aware of the current financial and asset situation of PT-Multimédia and the abovementioned obligatory allocation of net profits for the year, proposes that €85,001,627.70 of these net profits for the year be paid out as dividends, corresponding to a dividend of €0.275 per share.

5. The remaining portion of the net profits for the year, €23,680,707.90, will be transferred to accumulated earnings.

6. Considering also (a) that the overall amount of €85,001,627.70, regarding dividends as referred to above, was calculated, as usual, based on a unit dividend per share issued (€0.275 per share in this case), and (b) that it is not possible to precisely determine the number of company shares that will be in treasury on the dividend payment date without limiting the company's ability to take action in this regard, specifically regarding the liquidity of its shares, it is proposed that dividend distribution as referred to in number 4 be approved as follows:

    a. that a unit dividend of €0.275 be paid for each share issued pertaining to this proposal;

    b. that the unit amount corresponding to shares owned by the company on the first date of the dividend payment not be paid, such amount to be allocated to accumulated earnings.

Lisbon, March 6, 2006

The Board of Directors

Miguel Horta e Costa, Chairman of the Board of Directors

Zeinal Bava, Chairman of the Executive Committee

Luis Miguel da Fonseca Pacheco de Melo, Member of the Executive Committee

Henrique Manuel Fusco Granadeiro, Member of the Executive Committee

Duarte Maria de Almeida e Vasconcelos Calheiros, Member of the Executive Committee

José Manuel de Morais Briosa e Gala, Member of the Executive Committee

José Augusto Castelhano Nunes Egreja, Member of the Board of Directors

Manuel Fernando Moniz Galvão Espírito Santo Silva, Member of the Board of Directors

Pedro Humberto Monteiro Durão Leitão, Member of the Board of Directors

José Pedro Sousa de Alenquer, Member of the Board of Directors

Joaquim Aníbal Brito Freixial Goes, Member of the Board of Directors

António Domingues, Member of the Board of Directors

Luis João Bordallo da Silva, Member of the Board of Directors

Carlos Alpoim Vieira Barbosa, Member of the Board of Directors

BOARD MEMBERS' SHARE OWNERSHIP

Pursuant to and for effects of Article 447 of the Code of Commercial Corporations, the following information is provided with respect to shares held by members of the PT-Multimédia Board of Directors and the Statutory Sole Supervisor on December 31, 2005:

Member of the Board of Directors

Miguel Horta e Costa, Chairman of the Board of Directors, holds no shares in PT-Multimédia.

Zeinal Bava, Chairman of the Executive Committee, holds 89,196 shares in PT-Multimédia.

Luis Miguel da Fonseca Pacheco de Melo, Director, holds no shares in PT-Multimédia.

Henrique Manuel Fusco Granadeiro, Director, holds no shares in PT-Multimédia.

Duarte Maria de Almeida e Vasconcelos Calheiros, Director, holds no shares in PT-Multimédia.

José Manuel de Morais Briosa e Gala, Director, holds no shares in PT-Multimédia.

José Augusto Castelhano Nunes Egreja, Director, holds no shares in PT-Multimédia.

Manuel Fernando Moniz Galvão Espírito Santo Silva, Director, holds no shares in PT-Multimédia.

Pedro Humberto Monteiro Durão Leitão, Director, holds no shares in PT-Multimédia.

José Pedro Sousa de Alenquer, Director, holds no shares in PT-Multimédia.

Joaquim Aníbal Brito Freixial Goes, Director, holds 150 shares in PT-Multimédia.

António Domingues, Director, holds no shares in PT-Multimédia.

Luis João Bordallo da Silva, Director, holds no shares in PT-Multimédia.

Carlos Alpoim Vieira Barbosa, Director, holds no shares in PT-Multimédia.

Statutory Sole Supervisor

Mário João de Matos Gomes, Statutory Sole Supervisor, holds no shares in PT-Multimédia.

LIST OF QUALIFIED SHAREHOLDINGS

Pursuant to Article 8, No. 1, Paragraph e) of CMVM Regulation 4/2004, the following information is provided regarding qualified shares of PT-Multimédia capital held by third parties on December 31, 2005:

Portugal Telecom, SGPS, S.A. ("PT") directly holds 180,609,700 shares in PT-Multimédia, corresponding to 58.43% of capital and voting rights. Members of administrative and auditing bodies of companies in an ownership or group relationship with PT hold 173,645 shares in PT-Multimédia, or 0.06% of capital and voting rights. Overall, direct and indirect shareholding by PT in PT-Multimédia is 58.49%, with an identical percentage of voting rights.

Banco Espirito Santo, S.A. ("BES") directly and indirectly holds 7.65% of PT-Multimédia's capital and voting rights. The following table sets forth BES shareholdings, calculated pursuant to Art. 21, no. 1 of the Securities Code.

Entity	**No. of Shares**	**% of Share Capital**
Banco Espirito Santo, S.A.	8,051,331	2.60%
Companies in an ownership or group relationship with BES	15,496,317	5.01%
Members of Banco Espirito Santo, S.A corporate bodies	111,270	0.04%
Total	**23,658,918**	**7.65%**

Banco Português de Investimento, S.A. ("BPI") directly and indirectly holds 4.21% of PT-Multimédia capital and voting rights. The following table sets forth BES shareholdings, calculated pursuant to Art. 21, no. 1 of the Securities Code.

Entity	**No. of Shares**	**% of Share Capital**
Banco Português de Investimento, S.A.	364,578	0.12%
Funds managed by BPI Asset Management	716,938	0.23%
Pension funds managed by BPI Pensions	11,806,634	3.82%
BPI Vida – Companhia de Seguros Vida. S.A.	126,661	0.04%
Total	**13,014,811**	**4.21%**

Santander Totta holds a total of 30,854,134 shares in PT-Multimédia, 30,575,090 shares through Banco Santander Totta, S.A., and 279,044 shares through Banco Santander de Negocios, S.A., representing 9.98% of capital and voting rights.

Colaney Investments Limited holds a total of 6,938,600 shares in PT-Multimédia, representing 2.24% of capital and voting rights.

PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Amounts stated in Euros)

	Notes	2005	2004
CONTINUED OPERATIONS			
REVENUES:			
Services rendered	6	582,906,275	544,300,745
Sales	6	34,095,138	40,851,232
Other revenues	6	11,452,940	13,605,103
	(a)	**628,454,353**	**598,757,080**
COSTS, EXPENSES, LOSSES AND GAINS:			
Wages and salaries	7	43,917,989	43,727,890
Direct costs	8	201,336,349	184,950,030
Depreciation and amortization	26 & 27	61,919,611	51,420,176
Costs of products sold		13,199,148	18,253,065
Marketing and publicity		20,295,907	24,168,671
Support services		40,317,922	38,196,688
Maintenance and repairs		20,102,357	14,773,022
Supplies and external services	9	82,094,964	83,062,232
Provisions and adjustments	32	9,902,107	5,655,508
Indirect taxes		800,841	4,309,389
Other operating expenses		1,195,525	2,859,229
	(b)	**495,082,720**	**471,375,900**
	(c)=(a)-(b)	**133,371,633**	**127,381,180**
Impairment losses		-	28,000,000
Losses (gains) on disposal of fixed assets		70,599	(1,810,220)
Other costs/(income)		(1,675,949)	51,000,136
	(d)	**(1,605,350)**	**77,189,916**
Income before financial results and taxes	(e)=(c)-(d)	**134,976,983**	**50,191,264**
Net interest expense		6,143,383	3,440,154
Net foreign currency exchange losses/(gains)		688,080	827,686
Net losses/(gains) on financial assets		(737)	2,076,409
Equity in earnings of affiliated companies		(3,539,915)	(742,753)
Net other financial expenses (income)	11	(2,488,436)	(3,053,734)
	(f)	**802,375**	**2,547,762**
Income before taxes	(g)=(e)-(f)	**134,174,608**	**47,643,502**
Income taxes	12	(35,183,210)	75,502,408
Net income from continued operations		**98,991,398**	**123,145,910**
DISCONTINUED OPERATIONS			
Net income from discontinued operations	13	**14,050,473**	**2,514,982**
NET INCOME		**113,041,871**	**125,660,892**
Attributable to:			
Minority interests	14	1,372,111	2,751,310
Equity holders of the parent		**111,669,760**	**122,909,582**
Earnings per share from total operations			
Basic	16	0.36	0.78
Dilutive	16	0.36	0.78

The accompanying notes form an integral part of these financial statements.

Official Accountant | The Board of Directors



PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2005 AND 2004

(Amounts stated in Euros)

	Notes	2005	2004
Assets			
Current Assets			
Cash and cash equivalents	17	47,716,762	28,316,779
Accounts receivable – trade	18	122,857,893	130,374,893
Accounts receivable – other	19	48,513,158	45,724,438
Inventories	20	37,100,598	34,277,467
Taxes receivable	21	10,868,168	9,455,344
Deferred expenses	22	9,880,445	5,333,120
Other current assets	23	2,055,544	9,370,611
Total current assets		**272,992,568**	**262,852,652**
Non-Current Assets			
Investments in group companies	24	24,729,863	47,991,140
Other investments	25	30,867	1,277,047
Intangible assets	26	294,402,974	319,131,264
Tangible assets	27	259,775,039	277,714,467
Deferred taxes	12	114,891,618	165,191,581
Other non-current assets	23	33,977,966	44,824,838
Total non-current assets		**727,808,327**	**856,130,337**
Total assets		**1,000,800,895**	**1,118,982,989**
Liabilities			
Current Liabilities:			
Short-term debt	28	22,342,872	41,379,623
Accounts payable – trade	29	160,518,144	136,608,316
Accounts payable – other	29	49,766,541	31,380,692
Accrued expenses	30	43,794,775	62,759,872
Deferred income	31	7,538,826	7,112,698
Taxes payable	21	8,446,620	11,043,104
Current provisions	32	41,798,744	1,373,444
Other current liabilities	33	2,055,544	2,378,434
Total current liabilities		**336,262,066**	**294,036,183**
Non-Current Liabilities			
Medium- and long-term debt	28	159,308,964	220,986,202
Accounts payable – other	29	43,807,315	1,186,562
Non-current provisions	32	3,580,091	61,135,562
Accrued post-retirement liability		—	8,846,352
Deferred taxes	12	33,282	2,877,987
Other non-current liabilities	33	19,134,217	20,604,590
Total non-current liabilities		**225,863,869**	**315,637,255**
Total liabilities		**562,125,935**	**609,673,438**
SHAREHOLDERS' EQUITY			
Share capital	34	77,274,207	78,448,464
Capital issued premium	34	159,288,231	159,288,231
Treasury shares	34	(8,520,000)	-
Legal reserve	34	7,039,998	1,535,803
Other reserves	34	1,983,104	7,397,370
Accumulated earnings		192,055,109	251,441,557
Equity, excluding minority interests		**429,120,649**	**498,111,425**
Minority interests	14	9,554,311	11,198,126
Total equity		**438,674,960**	**509,309,551**
Total liabilities and shareholders' equity		**1,000,800,895**	**1,118,982,989**

The accompanying notes form an integral part of these financial statements.

Official Accountant

The Board of Directors



PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Amounts stated in Euros)

	Share Capital	Capital issued premium	Treasury shares	Legal reserve	Reserve for treasury shares	Accumulated earnings	Minority interests	Total equity
Balance as at 31 December 2003 in accordance with Portuguese GAAP	**78,448,464**	**159,288,231**	**—**	**—**	**123,058,392**	**30,716,226**	**9,807,529**	**401,318,842**
Impact of the adoption of IFRS as at 1 January 2004 (Note 40.2)	—	—	—	—	—	(3,461,334)	(9,660)	(3,470,994)
Balance as at 1 January 2004 in accordance with IFRS	**78,448,464**	**159,288,231**	**—**	**—**	**123,058,392**	**27,254,892**	**9,797,869**	**397,847,848**
Earnings allocation	—	—	—	1,535,803	16,628,507	(30,716,064)	—	(12,551,754)
Other adjustments (i)	—	—	—	—	(132,289,529)	131,993,147	—	(296,382)
Income recorded in the profit and loss statement	—	—	—	—	—	122,909,582	2,751,310	125,660,892
Other	—	—	—	—	—	—	(1,351,053)	(1,351,053)
Balance as at 31 December 2004	**78,448,464**	**159,288,231**	**—**	**1,535,803**	**7,397,370**	**251,441,557**	**11,198,126**	**509,309,551**
Acquisitions of treasury shares (Note 34) (ii)	—	—	(59,013,051)	—	—	—	—	(59,013,051)
Financial exercise of put warrants (Note 34) (ii)	—	—	—	—	(44,441,968)	—	—	(44,441,968)
Cancellation of treasury shares (Note 34) (ii)	(1,174,257)	—	50,493,051	—	(49,318,794)	—	—	—
Earnings allocation (Note 15)	—	—	—	5,504,195	—	(82,778,402)	—	(77,274,207)
Other adjustments (i)	—	—	—	—	88,346,496	(88,277,806)	—	68,690
Income recorded in the profit and loss statement	—	—	—	—	—	111,669,760	1,372,111	113,041,871
Other	—	—	—	—	—	—	(3,015,926)	(3,015,926)
Balance as at 31 December 2005	**77,274,207**	**159,288,231**	**(8,520,000)**	**7,039,998**	**1,983,104**	**192,055,109**	**9,554,311**	**438,674,960**

(i) During 2004, Euro 120,186,209 were transferred from the caption "Other reserves" to "Accumulated earnings", relating to accumulated transition adjustment s and unallocated earnings of TV Cabo Portugal, as a result of the contribution by PT-Multimédia of its investment in TV Cabo Portugal, S.A. in connection with the creation of the new holding company PT TV Cabo SGPS, S.A. In 2005 as a result of the put warrants issued in the first half of 2005, Euro 87,519,241 (Note 34) was transferred from "Accumulated earnings" to "Other reserves".

(ii) In 2005, PT-Multimédia issued put warrants to its shareholders, recording some related costs under the caption "Other reserves". Additionally, as at 31 December 2005, PT-Multimédia contracted equity swaps over 925,000 own shares totalling Euro 8,520,000. In accordance with IFRS (IAS 32), the equity swaps are recognised as an effective acquisition of treasury shares, requiring the recognition of a corresponding financial liability.

The accompanying notes form an integral part of these financial statements

Official Accountant The Board of Directors



PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Amounts stated in Euros)

	Notes	2005	2004
OPERATING ACTIVITIES			
Collections from clients		752,062,986	712,367,916
Payments to suppliers		(465,364,264)	(466,156,990)
Payments to employees		(42,691,699)	(43,228,624)
Cash flow from operations		244,007,023	202,982,302
Payments relating to income taxes		(4,234,122)	(4,495,441)
Other payments relating to operating activities		(20,647,997)	(52,316,504)
Cash flow before extraordinary items		219,124,904	146,170,357
Receipts relating to extraordinary items		256,145	282,848
Payments relating to extraordinary items		(694,679)	(914,376)
Cash flow from operating activities(1)		**218,686,370**	**145,538,829**
INVESTING ACTIVITIES			
Cash receipts resulting from:			
Financial Investments	36.1	252,677,704	43,773,271
Tangible assets		253,569	180,466
Interest and related income		8,319,428	1,492,973
Dividends	36.2	1,032,083	512
Other		72,732	3,167
		262,355,516	45,450,389
Payments resulting from:			
Financial investments	36.3	(93,306,768)	(101,800,000)
Tangible assets		(100,789,166)	(69,097,351)
Intangible assets		(10,598,135)	(3,510,957)
Other investments		—	(383,890)
		(204,694,069)	(174,791,298)
Cash flow from investing activities (2)		**57,661,447**	**(129,340,909)**
Financing activities:			
Cash receipts resulting from:			
Loans obtained	36.4	138,661,908	83,308,754
Subsidies		1,908,592	—
		140,570,500	83,308,754
Payments resulting from:			
Loans repaid	36.5	(210,129,697)	(72,859,354)
Payments of principal on financial leases		(6,199,713)	(9,165,112)
Interest and related expenses		(11,152,096)	(7,349,477)
Dividends		(79,166,717)	(13,463,368)
Share capital reduction	36.6	(94,935,059)	—
Other		5,427	31,303
		(401,577,855)	(102,868,614)
Cash flow used in financing activities (3)		**(261,007,355)**	**(19,559,860)**
Change in cash and cash equivalents (4)=(1)+(2)+(3)		15,340,462	(3,361,940)
Effect of exchange differences		71,746	(821,315)
Change in cash and cash equivalents of discontinued operations		—	(6,857,053)
Cash and cash equivalents at the beginning of the period	36.7	26,304,554	25,326,405
Cash and cash equivalents at the end of the period		**41,716,762**	**14,286,097**

The accompanying notes form an integral part of these financial statements

Official Accountant *The Board of Directors*

(Amounts stated in Euro)

1. Introduction

PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT-Multimédia" or "Company") was formed by Portugal Telecom, SGPS, S.A. ("Portugal Telecom") on 15 July 1999 for the purpose of developing the multimedia business. Currently, the multimedia business undertaken by PT-Multimédia and its subsidiaries ("Group" or "PT-Multimédia Group") includes cable and satellite television services, the distribution and sale of DVDs, videos and videogames, cinema exhibition and film distribution.

Cable and satellite television services are rendered by CATVP – TV Cabo Portugal, S.A. ("TV Cabo Portugal") and its subsidiaries. TV Cabo was created on 3 November 1992 and began its activities on 29 July 1993, which include: a) cable and satellite television; b) electronic communication services, including data and multimedia communications services; and c) consulting, advisory and other services directly or indirectly related to the activities mentioned above.

Up to 2003, the operations of TV Cabo Portugal and its subsidiaries were regulated by various legal provisions, in particular Law 31-A/98 (Television Law), which was revoked and replaced by Law 32/2003, Decree Law 241/97, regarding the exercising of cable network operator activities, Official Directives 501/95 and 791/98, which regulated operation of cable television distribution networks and the creation of technical rules and regulations governing the installation and functioning of these networks, Law 91/97 (Basic Telecommunications Law), and Decree Law 381-A/97, detailing the principles set forth in the aforementioned Basic Telecommunications Law in accordance with European Community rules.

In 2004, Law 5/2004 (Electronic Communications Law) was approved, which sets forth the regime for electronic communications networks and services, and revokes Law 91/97, Decree Law no. 381-A/97 and Decree Law 241/97, among others. In accordance with the Electronic Communications Law, which substantially changed the system under which TV Cabo Portugal and its subsidiaries operate, a general authorization system is now in effect whereby companies desiring to furnish electronic communication networks and services must simply provide the National Communications Authority ("ANACOM") with a brief description of the network or service they seek to start up and the commencement date thereof. ANACOM then issues a statement confirming this notification and describing in detail the rights concerning access, interconnection and installation of resources. As follow-up to this new Law, ANACOM will publish regulations for implementing the Electronic Communications Law, as well as making any changes and adaptations to registers, licenses and authorizations issued pursuant to the Law, as is the case with TV Cabo Portugal and its subsidiaries.

The Electronic Communications Law does not set limits for exercising activities, nor rules for reversion of assets, as was the case with the previous legal provisions with regard to cable network operator activities.

PT Conteúdos – Actividade de Televisão e de Produção de Conteúdos, S.A. ("PT Conteúdos"), whose main activities involve television operations and content production, currently produces the Premium movie channels, distributed through the channels of TV Cabo Portugal and its subsidiaries, and also manages the advertising slots for some of these channels.

Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais") and Lusomundo Cinemas, S.A. ("Lusomundo Cinemas"), and its subsidiaries undertake their activities in the area of audiovisuals, which includes the distribution and sale of DVDs, videos and videogames, film distribution and cinema exhibition..

The shares of PT-Multimédia are traded on the Euronext Lisbon Stock Exchange and, as at 31 December 2005, a total of 180,609,700 shares, corresponding to 58.43% of the share capital of the company are owned by Portugal Telecom SGPS.

The notes in this annex follow the order in which the items are presented in the consolidated financial statements.

The consolidated financial statements for the years ended 31 December 2005 and 2004 were approved by the Board of Directors and authorized for issue on 6 March 2006.

2. Basis of presentation

The consolidated financial statements are presented in Euros, which is the currency of the majority of the Group's operations. Financial statements of foreign subsidiaries are translated into Euros according to accounting principles described in Note 3.

The consolidated financial statements of PT-Multimédia are prepared under International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and adopted by the European Union ("EU"), including all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") that were in effect on the date of approval of the financial statements. All changes to accounting principles and policies due to the implementation of IFRS, compared to those used in previous periods and reflected in the Official Accounting Plan and related accounting rules in effect in Portugal, were made in accordance with IFRS 1 - "First-time Adoption of International Financial Reporting Standards" (Note 40).

The impact of adopting IFRS as at 1 January 2004 was a negative amount of Euro 3,461,334 (Note 40.2), which was recognised in shareholders' equity as required by IFRS 1.

The reconciliations of shareholders' equity as at 1 January and 31 December 2004 and net income for 2004, prepared under generally accepted accounting principles in Portugal ("PGAAP") and IFRS, are presented in Note 40.

The consolidated financial statements were prepared assuming the continuity of the operations, based on accounting records of all subsidiaries included in the consolidation (Exhibit I.1).

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions based on the best information possible as of the date of preparation of the financial statements (Note 3).

a) Consolidation principles

Controlled entities

PT-Multimédia has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights at the General Meeting of Shareholders, directly or indirectly, or has the power to determine the financial and operating policies of an entity. In any case, where the group does not have a direct interest in the capital of the entity but in substance controls the entity, the financial statements of the entity are fully consolidated. Entities that fall in these categories are indicated in Exhibit I.1.

The interest of any third party in the shareholders' equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement under the caption "Minority interests" (Note 14).

Losses applicable to the minorities in excess of the minority's interest in the subsidiary's equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. If the controlled entity later reports profits, the Company appropriates the profits to the extent of the losses attributable to minority interests that were previously absorbed by the Group.

From 1 January 2004, assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at the acquisition date. Any excess of the acquisition costs over the fair value of identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets and liabilities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of profit and loss from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group sales of affiliated companies are also eliminated on the consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities based on the existence of shareholders' agreements that evidence and regulate joint control.

All transactions, balances and dividends distributed among entities are eliminated to the extent of the Group's interest in the joint venture.

Jointly controlled entities are presented in Exhibit I.3.

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in decisions relating to the financial and operating policies of the entity, but not control or joint control.

Financial investments in associated companies are accounted for under the equity method (Exhibit I.2). Under this method, investments in associated companies are adjusted periodically for the Group's share in the results of the associated company, against gains or losses on financial assets (Note 24), and other changes in net assets acquired. In addition, financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Any excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recognised as a gain in the net income for the period the acquisition occurs.

Dividends received from associated companies are recognised as a reduction in the value of financial investments.

Profits and losses in transactions with associated companies are eliminated to the extent of the Group's interest in the associate, against the corresponding financial investment.

Non-current assets held for sale

Non-current assets (or discontinued operations) are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when: (1) the sale is highly probable and the asset is available for immediate sale in its present condition; (2) management assumed a commitment to the sale; and (3) the sale is expected to be completed within 12 months. Non-current assets classified as held for sale are measured at the lower of the assets' previous carrying amount and the fair value less costs to sell.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition, in accordance with IFRS 3. Pursuant to the exemption provided in IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions that occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at their carrying amount as of that date, rather than being recalculated in accordance with IFRS 3, and are subject to annual impairment tests thereafter.

Goodwill is recorded as an asset and included under the captions "Intangible assets" (Note 26), in the case of a subsidiary or jointly controlled entity, or under "Investment in group companies" (Note 24) in the case of an associated company. Goodwill is not amortised but is tested for impairment on an annual basis or whenever there are indications of a loss of value. Any impairment is recorded immediately as en expense in the income statement in the period it occurs and cannot be reversed in a subsequent period.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

During 2005, PT-Multimédia disposed of its interest in Lusomundo Serviços, as described in Note 13. In addition, PT-Multimédia disposed of its participation in Warner Lusomundo Sogecable.

With effect from 1 January 2005, Premium TV was merged into PT Conteúdos.

Additionally, during 2005, the companies Hotel Video, Hispormédica, Diverfun and Mundifun, which had been dormant, were liquidated.

3. Summary of Significant Accounting Policies, Judgments and Estimates

a) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current assets and liabilities, respectively.

b) Inventories

Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when, due to technological obsolescence, use of inventory is no longer foreseen or when the net realizable value is lower than the average cost, through the net income of the period the loss occurs, under the caption "Cost of products sold".

c) Tangible assets

Tangible assets are stated at acquisition or production cost, net of accumulated depreciation, accumulated impairment losses, and investment subsidies, where applicable. Acquisition cost includes, in addition to the amount paid to acquire the asset, (1) direct expenses related with the acquisition process; and (2) the estimated cost of dismantling or removal of the assets (Notes 3.g and 32). Under the exemption provided by IFRS 1, revaluation of tangible assets in periods prior to 1 January 2004 in accordance with Portuguese legislation were not adjusted and were included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight line basis from the month they are completed or are available for use. The amount of the asset to be depreciated is deducted from any residual value. The depreciation rates correspond to the following estimated average useful lives, defined as a function of expected use of the asset:

	Years
Buildings and other constructions	5 - 50
Basic equipment:	
Network installations and equipment	4 - 20
Terminal equipment	4 - 5
Other telecommunications equipment	5
Other basic equipment	3 - 10
Transportation equipment	3 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	4 - 10

Estimated losses resulting from the replacement of equipment before the end of their useful lives, for reasons of technological obsolescence, are recognised as a deduction from the corresponding asset's value against the results for the period. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated to significant renewals and improvements are capitalized, if any future economic benefits are expected and those benefits could be reliably measured. Depreciation periods for those capitalized assets correspond to the period of the expected recovery of the investment.

When an asset is considered as held for sale, its carrying amount is classified to current assets held for sale, and depreciation is stopped. The gain or loss arising on the disposal of a tangible asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in net income under the caption "Losses on disposals of fixed assets, net".

d) Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits can be reliably measured.

Intangible assets include basically goodwill (Note 2.a)), lease rights, software licenses and other contractual rights.

Internally generated intangible assets, namely current research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the technical ability to complete the project and put the asset in use or available for sale.

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

	Years
Lease rights	Period of the agreement
Software licenses	3 - 6
Other intangible assets	3 - 8

e) Impairment of tangible and intangible assets, excluding goodwill

The Group assesses annually, at the balance sheet date, its tangible and intangible assets for impairment losses. This assessment is also made if any event or change in circumstances is identified that indicates that the recorded value of the asset may not be recovered. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing fair value less cost to sell, the amount that could be received in a transaction with an independent and knowledgeable entity, minus the direct costs related with the sale. The value in use is the estimated future cash flows, discounted to their present value, based on the continuing use of the asset and its disposition at the end of its useful life.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in net income under the caption "Depreciation and amortisation". Both periodic depreciation and impairment losses are reported.

A reversal of previously recorded impairment losses is recorded when there are indications that these losses no longer exist or have decreased. A reversal of an impairment loss is recognized in the income statement in the period in which it occurs. However, a reversal of an impairment loss may be recorded only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation and amortization) had no impairment loss been recognised for the asset in prior periods.

f) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that an outflow of internal resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring are only recognised if a detailed and formal plan exists and if the plan is communicated to the related parties.

Provisions for dismantling and removing assets and renovations are recognised from the day the assets are in use, in accordance with the best estimates at that date (Notes 3.c and 32). The amount of the provision is discounted, being the corresponding effect of time recognised in net income under the caption "Net interest expense".

Provisions are updated on balance sheet date, considering the best estimate of the Group's management.

Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote, in which case the event is not subject to disclosure.

g) Subsidies

Subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy program.

Subsidies for training and other operating activities are recognised in net income when the related expenses are recognised.

Subsidies to acquire tangible assets are deducted from the carrying amount of the related assets.

h) Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

(i) Trade receivables

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated unrecoverable amounts.

(ii) Investments

Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as: (i) held to maturity, (ii) held for trading and (iii) available for sale.

Held to maturity investments are classified as non-current assets, except for those whose maturity date occurs within the next 12 months from the balance sheet date. This caption includes all investments with defined maturity and if the Group intends and has the ability to hold them until that date.

Held for trading Investments are classified as current assets, and available for sale investments are classified as non-current assets.

All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date.

Investments are initially recognised at their acquisition cost, including any expenses related to the transaction.

Subsequent to the initial recognition, held for trading investments and available for sale investments are re-evaluated at fair value with reference to their market value at the balance sheet date, without any deduction for transaction costs that may arise in connection with their sale. In situations where the investments are interests in capital not listed in any regulated market and where an estimate of fair value is not reliable, the investments are recognised at acquisition cost, net of any impairment losses.

The gains and losses from any adjustment in the fair value of investments are recognized in the period in which the adjustments occur, with adjustments to the fair value of current assets recognized in the results, while adjustments to the fair value of investments classified as available for sale are recognized directly in shareholders' equity.. On disposal or impairment of an available for sale investment, accumulated changes in the fair value of the investment previously recognised in shareholders' equity are transferred to net income for the period.

Held to maturity investments are recognised at acquisition cost, net of any impairment losses.

(iii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into, regardless of the legal form they take. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognised based on the proceeds, net of any transaction cost from their issuance.

(iv) Bank loans

Bank loans are recognised as a liability based on the proceeds, net of any transaction cost from the incurrence of these loans. Interest cost, computed based on the effective interest rate and including premiums, is recognised in accordance with the earnings basis principle and are added to book value of the loan if they are not paid during the period.

(v) Trade payables

Trade payables do not incur interest and are recognised at nominal value, which is substantially similar to their fair value.

(vi) Derivative financial instruments and hedge accounting

The Group's policy is to contract derivative financial instruments to hedge the financial risks to which it is exposed due to variations in exchange rates.

The Group does not enter into derivative instruments for speculative purposes, and the use of derivative instruments is subject to internal policies defined by the Executive Committee. Derivative financial instruments are measured at fair value, and the method of recognition depends on the nature of the instrument and purpose of entering into the instrument.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities.

The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in accumulated earnings, under "Other reserves", and the ineffective portion is recognised in net income. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under "Other reserves" is transferred to net income.

Hedge accounting is discontinued when the hedging instrument expires or is sold or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge any asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are recognised in net income in the period in which they occur.

(vii) Treasury shares

Treasury shares are recognised in shareholders' equity, under the caption "Treasury shares" at acquisition cost as a reduction in shareholders' equity, and gains or losses obtained in the disposal of those shares are recorded under "Other reserves". The equity swaps on own shares entered into by PT-Multimédia have the characteristics of an acquisition of own shares and are therefore recorded in a manner similar to an acquisition of own shares, as described above. These instruments are recorded as a financial liability in the amount of the value of the total shares to be acquired as of the date of the contract.

(viii) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, time deposits and other short-term highly liquid investments (due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value).

In the consolidated cash flow statements, the caption "cash and cash equivalents" also includes overdrafts recognised under the caption "Short-term debt".

(ix) Qualified Technological Equipment transactions

PT-Multimédia, through TV Cabo Portugal, entered into certain Qualified Technological Equipment transactions ("QTE"), whereby certain tangible assets were sold to foreign entities. Simultaneously, those foreign entities entered into leasing contracts of the equipment with special purpose entities, which entered into conditional sale agreements with TV Cabo Portugal with respect to that equipment. TV Cabo Portugal maintained the legal possession of this equipment.

These transactions represent sale and leaseback transactions, and the equipment continued to be recorded as assets of TV Cabo Portugal. Because TV Cabo Portugal obtained the economic benefits of the transactions, a non-current asset was recorded in the amount of the sale of the equipment and a non-current liability was recorded in the amount of the future payments under the leasing contract (Note 33). As at the balance sheet date those amounts are measured at fair value.

Premiums received by TV Cabo Portugal from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

i) Leases

Leases are classified (1) as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee and (2) as operating leases when substantially all the risks and rewards of ownership are not transferred to the lessee.

The classification of leases depends on the substance of the operation and not on the form of the contract.

Assets acquired under leases and the corresponding liability to the lessor, are accounted for under the finance method, with the assets, principal payments and outstanding balance recorded in accordance with the lease payment plan. Interest included in the rents and the depreciation of the assets is recognised in net income in period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease.

j) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

PT-Multimédia adopted the tax consolidation regime in Portugal for groups of companies. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which it holds, directly or indirectly, 90% or more of the share capital and that are Portuguese residents and subject to the Income Tax for Collective Persons (IRC).

The remaining Group companies, not covered by the tax consolidation regime, are taxed individually based on their respective taxable income, at the applicable tax rates.

Income tax is recognised in accordance with IAS 12. The tax currently payable is based on taxable profit for the year and on deferred tax, which is based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit,.

Deferred tax assets are recognised only to the extent that it is probable that these may be used to reduce future taxable profits or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets are expected to be reversed. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

The amount of tax attributable to current taxes or deferred taxes resulting from transactions or events recognized in reserves is recorded directly in the applicable shareholders' equity captions and does not affect the results for the period.

k) Revenue recognition

PT-Multimédia's revenue consists principally of:

- Cable and satellite television services;
- Internet access services;
- Advertising on TV Channels; and
- Movie exhibition and distribution,

Whenever applicable, revenues from the sale of goods and services are allocated to each of their components and recognized separately in accordance with the criteria defined for each, as follows:

Cable and satellite television services

Revenues from cable and satellite television services result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service; (ii) amounts billed for the installation of service and (iii) rental of equipment. Revenues from monthly subscriptions and installation are recognized in the period when the service is rendered to the customer, and revenues from the rental of equipment are recognized during the rental period.

Internet access services

Revenue from Internet access services, provided through the cable network, is mainly from monthly subscriptions and/or use of the Internet, depending on the mode chosen by the customer. This revenue is recognized for the period in which the service is provided.

Cable TV advertising

Advertising revenues from cable TV are and related discounts, are recognised in the period when i the advertising is run.

Movie exhibition and distribution services

Revenues from the exhibition of films result from the sale of cinema tickets, and revenues from the distribution of films result from the sale to other cinema operators of exhibition rights acquired from film producers and distributors. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights.

Subscriber acquisition costs ("SACs") are recognised in earnings when incurred.

Programming costs are determined based on the number of subscriptions or based on fixed annual fees and are recognised when incurred.

The distribution rights acquired by Lusomundo Audiovisuais from film producers are recorded as prepaid expenses at the time of the release of the films to theaters and are recognized in income during the period of the license (Note 22).

As of each balance sheet date, trade receivables are adjusted for the estimated risks of collection, with unrecoverable amounts recognized in net income of the period under the caption "Provisions and adjustments".

All other expenses and costs are recognised when incurred, on an accrual basis, regardless of the time of receipt or payment.

l) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the rates of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income, except for unrealized exchange differences in long-term intra-group balances, representing an extension of the related investment, are recognised in shareholders' equity under the caption "Other reserves".

Exchange differences on non-monetary items are recognised in shareholders' equity, under the caption "Other reserves".

The financial statements of subsidiaries denominated in foreign currencies are translated to Euros, using the following exchange rates:

- Assets and liabilities at exchange rates prevailing at balance sheet date;
- Profit and loss items at average exchange rates for the reported period;
- Cash flow items at average exchange rates for the reported period, where these rates are closer to the effective exchange rates; in the remaining cash flow items at the rate of the day of the transaction; and
- Share capital, reserves and retained earnings at historical rates.

The effect of translation differences from the conversion of financial statements denominated in foreign currency is recognised in shareholders' equity under the caption "Other reserves".

m) Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred.

The Group does not capitalise any borrowing costs, even those related to loans to finance the acquisition, construction or production of any asset.

n) Cash flow statements

Consolidated cash flow statements are prepared in accordance with IFRS using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less and for which the risk of change in value is insignificant, as cash and cash equivalents. The "Cash and cash equivalents" item presented in the cash flows statement also includes a negative amount related to overdrafts, classified in the balance sheet under "Short-term debt".

Cash flows are classified in the cash flows statement according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities.

Cash flows from operating activities include collections from customers, payments to suppliers, payments to personnel and other collections and payments related to operating activities.

Cash flows from investing activities include the acquisitions and disposals of investments in associated companies and purchase and sale of property, plant and equipment.

Cash flows from financing activities include borrowing and repayments of debt, acquisition and sale of treasury shares and payments of dividends to shareholders.

o) Subsequent events

Events that occurred after the balance sheet date that provide additional information about conditions that existed on that date are considered when preparing the financial statements for the period.

Events that occurred after the balance sheet date that provide information about conditions that existed after that date are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events.

The most significant accounting estimates reflected in the consolidated financial statements as at 31 December 2005 are as follows:

- Useful lives of tangible and intangible assets;
- Impairment analysis of goodwill and other assets;

- Recognition of provisions;

Estimates used are based on the best information available during the preparation of consolidated financial statements, although future unforeseeable events could occur and have an impact on the estimates. Changes to the estimates used by the management that occur after the date of these consolidated financial statements, are recognised in net income, in accordance with IAS 8, using a prospective methodology.

The main estimates used by the management are included in the corresponding notes to the financial statements.

4. Errors, changes in accounting policies and estimates

During 2005, there were no changes in the accounting policies used by the Group, when compared to the ones used in preparing the financial statements of the previous year, which are presented for comparative purposes. In addition, the financial statements for the years ended 31 December 2005 and 2004 do not include the recognition of any material errors related with previous periods.

5. Exchange rates used to translate foreign currency financial statements

As at 31 December 2005, assets and liabilities denominated in foreign currency were translated to Euros using the following exchange rates published by the Bank of Portugal:

US dollar	1.1797
Swiss Franc	1.5551
British Pound	0.6853
Metical	28,024.4

During 2005, profit and loss statements of foreign currency subsidiaries were translated to Euros using the following average exchange rates:

Mozambique Metical	28,386.4

6. Revenues

Consolidated revenues in 2005 and 2004 are as follows

	2005	2004
Services rendered	**582,906,275**	**544,300,745**
Pay TV and Cable Internet business	536,127,974	496,072,031
Audiovisual business	45,873,693	47,617,030
Other businesses	904,608	611,684
Sales	**34,095,138**	**40,851,232**
Pay TV and Cable Internet business	6,200,638	5,518,481
Audiovisual business	27,894,500	35,332,751
Other operating revenues	**11,452,940**	**13,605,103**
Pay TV and Cable Internet business	9,337,539	11,581,784
Audiovisual business	1,982,865	1,982,346
Other businesses	132,538	40,973
	628,454,353	**598,757,080**

7. Wages and Salaries

In 2005 and 2004, this caption consists of:

	2005	2004
Salaries	35,800,837	35,996,982
Employee Benefits	5,626,443	5,147,962
Social benefits	778,047	491,284
Other	1,712,662	2,091,662
	43,917,989	43,727,890

In 2005 and 2004, the average number of the employees included in the consolidation amounted to 1,323 and 1,308, respectively.

8. Direct costs

In 2005 and 2004, this caption consists of:

	2005	2004
Programming services	138,340,545	126,903,866
Capacity	32,967,425	26,783,807
Other	30,028,379	31,262,357
	201,336,349	184,950,030

9. Supplies and external services

In 2005 and 2004, this caption consists of:

	2005	2004
Specialized work	17,167,748	18,679,972
Rentals	15,180,915	15,296,238
Commissions	14,538,972	14,400,032
Communication	11,454,615	9,954,985
Installation and removal of terminal equipment	8,309,043	9,799,782
Electricity	3,301,529	3,134,215
Fees	1,744,372	1,034,469
Travelling	1,104,964	1,120,372
Fuel, water and other fluids	888,789	749,617
Insurance	605,521	538,629
Surveillance and security	598,915	531,173
Other	7,199,581	7,822,748
	82,094,964	83,062,232

10. Operating leases

As at 2005 and 2004 rental expenses payable under operating leases, primarily relating to vehicles and buildings, were recorded in the amount of Euro 15,180,915 and 15,296,238.

11. Net Other Financial Expenses (Income)

In 2005 and 2004, this caption consists of:

	2005	2004
Income on financial settlement of warrants (Note 34)	(3,484,509)	—
Bank commissions and fees	809,203	290,540
Financial discounts	193,284	35,202
Other, net	(6,374)	(3,379,476)
	(2,488,436)	**(3,053,734)**

12. Income Taxes

PT-Multimédia and its subsidiaries are subject to Corporate Income Tax ("IRC") at a rate of 25% (22.5% for Cabo TV Madeirense and 17.5% for Cabo TV Açoreana), which is increased up to 10% through a municipal tax leading to an aggregate tax rate of approximately 27.5%. In calculating taxable income, to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries. These differences between book and taxable entries can be temporary or permanent.

PT-Multimédia adopted the tax consolidation regime for groups of companies, which includes all 90% or more owned Portuguese subsidiaries, direct and indirect, that comply with the provision of article 63 of the Corporate Income Tax Law.

In accordance with Portuguese tax legislation, income taxes are subject to review and adjustment by the tax authorities during four years following their filing (five years for social security, being ten years for the contributions made before the year ended 31 December 2001). Management believes, based on information from its tax advisors, that any adjustment which may result from such reviews or inspections, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 31 December 2005, except for the situations where provisions have been recognised (Note 32).

a) Deferred taxes

PT-Multimédia and its invested companies recorded deferred taxes relating to the differences between the tax base and the accounting base of assets and liabilities, as well as to reportable tax losses existing on the balance sheet date. During 2005, the movements in deferred tax assets and liabilities was as follows:

		Creation / (reversion)				
	Balance as at 31 December 2004	Changes in the consolidation perimeter	Deferred tax of the year	Use of tax credits (Note 21)	Other	Balance as at 31 December 2005
Deferred tax assets:						
Provisions/adjustments						
Doubtful accounts receivable	3,746,247	(860,598)	(855,142)	—	—	2,030,507
Inventories	3,262,677	(3,227,434)	497,737	—	—	532,980
Other	27,102,171	(4,148,253)	232,773	—	(460,868)	22,725,832
Tax loss carryforwards	131,080,486	(8,909,622)	(610,560)	(32,178,518)	220,522	89,602,308
	165,191,581	(17,145,907)	(735,192)	(32,178,518)	(240,346)	114,891,618
Deferred tax liabilities:						
Revaluation of fixed assets	2,292,721	(2,235,362)	(24,077)	—	—	33,282
Deferred tax on gains	585,266	(585,266)	—	—	—	—
	2,877,987	(2,820,628)	(24,077)	—	—	33,282
Total net deferred taxes	162,313,594	(14,325,279)	(711,115)	(32,178,518)	(240,346)	114,858,336

In 2004, the movements in deferred tax assets and liabilities were as follows:

	Balance as at 31 December 2003 (according to Portuguese GAAP)	Adjustments to conform with IFRS as at 1 January 2004	Balance as at 1 January 2004 (according to IFRS)	Creation / (reversion) Deferred tax of the year	Use of tax credits (Note 21)	Other	Balance as at 31 December 2004
Deferred taxes, assets:							
Provisions/adjustments							
Doubtful accounts receivable	2,274,479	—	2,724,479	1,039,651	—	(17,883)	3,746,247
Inventories	1,825,687	—	1,825,687	1,436,990	—	—	3,262,677
Other	21,117,318	—	21,177,318	4,538,772	—	—	25,716,090
Tax loss carryforward	53,866,113	—	53,866,113	107,073,802	(31,792,404)	1,932,975	131,080,486
Other (i)	—	1,317,443	1,317,443	68,638	—	—	1,386,081
	79,593,597	1,317,443	80,911,040	114,157,853	(31,792,404)	1,915,092	165,191,581
Deferred taxes, liabilities:							
Revaluation of fixed assets	4,042,117	—	4,042,118	(1,749,396)	—	—	2,292,722
Deferred tax on gains	585,265	—	585,265	—	—	—	585,265
	4,627,382	—	4,627,383	(1,749,396)	—	—	2,877,987
	74,966,215	1,317,443	76,283,657	115,907,249	(31,792,404)	1,915,092	162,313,594

(i) The caption "Other" refers to the IFRS adjustments made during 2004.

In 2005, the movements recorded in "Changes in the consolidation perimeter" refer essentially to the deferred tax assets and liabilities of the Lusomundo Media group, disposed during 2005.

Deferred taxes on assets were recognized depending on the likelihood of taxable profits in the future that can be used to recover tax losses or deductible tax differences. This evaluation was based on the business plans of Group companies, which are reviewed and updated periodically.

According to Portuguese legislation, tax loss carryforwards may be used to offset future taxable income for a subsequent six-year period. As at 31 December 2005 and 2004, tax loss carryforwards of PT-Multimédia matured as follows:

	2005	2004
2005	—	3,259,000
2006	183,178,971	189,507,000
2007	—	5,684,000
2008	13,455,150	145,439,000
2009	311,981,853	317,019,000
2010	—	937,000
	508,615,974	**661,845,000**

Of the total amount of the tax loss carryforwards, PT-Multimédia opted not to recognize a deferred tax asset of approximately Euro 50 million that arose from the individual activity of PT-Multimédia because their recovery is viewed as difficutl.

b) Reconciliation of income tax provision

During 2005, the reconciliation between the nominal and effective income tax rates is as follows:

	2005
Income before taxes	134,174,608
Statutory tax rate (including municipal taxes at a 10% rate)	27.5%
Expected tax	36,898,017
Permanent differences	(1,587,535)
Differences in tax rate of the Azores and Madeira (a)	(909,526)
Deferred tax assets related to tax losses carried forward from previous periods	(113,978)
Tax losses carried forward from previous periods	25,119
Tax loss carryforwards used in the year	697,583
Tax adjustments (b)	173,530
Income tax for the period	35,183,210
Effective tax rate	26.2%
Income tax-current (Note 21)	34,472,095
Deferred taxesr	711,115
	35,183,210

(a) This amount relates to the impact of the differences in the tax rate applicable to the subsidiaries established in Madeira and the Azores, which have tax rates of 22.5% and 17.5% respectively.

(b) These amounts are mainly related to autonomous taxation and to tax benefits.

13. Discontinued Operations

The discontinued operations relate to the results of Lusomundo Serviços and its subsidiaries, which constituted the media business. The process of sale of this business started in February 2005 and ended in August 2005 after obtaining the necessary approvals.

The results of the discontinued operations were shown on the 2005 and 2004 statements of income under "Net income from discontinued operations," and are as follows:

	2005	2004
Revenues	96,851,991	155,146,966
Operating Costs	97,840,025	155,842,313
Operating results	(988,034)	(695,347)
Losses / (gains) on disposal of fixed assets	(250)	998,124
Income before financial results, taxes and minority interests	(987,784)	(1,693,471)
Equity in eamings of affiliated companies, net	(2,214,303)	—
Interest and other financial expenses, net	4,408,225	3,288,762
Income before taxes and minority interests	(3,181,706)	(4,982,233)
Income taxes	(554,084)	7,497,215
Income from discontinued operations before minority interests	(3,735,790)	2,514,982
Capital gain on the disposal of Lusomundo Serviços (i)	17,786,264	-
Income and gains from discontinued operations before minority interests	14,050,473	2,514,982
Minority interests	(1,277,494)	520,324
Net income and gains from discontinued operations	15,327,968	1,994,658

(i) In the calculation of the capital gain generated by the disposal of Lusomundo Serviços, an amount of Euro 17,820,000 was deducted (Note 32) to reflect future obligations assumed under the sale contract.

14. Minority Interests

During 2005, the movements in minority interests were as follows:

	Balance as at 1 January 2005	Income / (loss)	Changes in the consolidation perimeter	Dividends	Balance as at 31 December 2005
Cabo TV Madeirense	6,056,156	1,851,972	-	(1,376,400)	6,531,728
Cabo TV Açoreana	2,019,394	709,916	-	(477,342)	2,251,968
Lusomundo Media	2,342,485	(1,301,482)	(1,041,003)	-	-
Grafilme	662,344	111,478	-	(44,442)	729,380
Other	117,747	227	(76,739)	-	41,235
	11,198,126	1,372,111	(1,117,742)	(1,898,184)	9,554,311

During 2005, the movements in minority interests were as follows:

	Balance as at 1 January 2004 under Portuguese GAAP	Adjustments to conform with January 2004	Balance as at 1 January 2004 under IFRS	Acquisitions and disposals	Income / (loss)	Changes in the consolidation perimeter	Dividends	Other	Balance as at 31 December 2004
Cabo TV Madeirense	5,155,415	48	5,155,367	-	1,440,189	-	(539,400)	-	6,056,156
Cabo TV Açoreana	1,872,300	9,612	1,862,688	-	505,903	-	(349,197)	-	2,019,394
Lusomundo Media	1,122,400	-	1,122,400	713,787	520,324	-	-	(14,026)	2,342,485
Gafilme	577,237	-	577,237	-	173,987	-	(88,880)	-	662,344
Other	1,080,177	-	1,080,177	-	110,907	(1,038,737)	-	(34,597)	117,747
	9,807,529	9,660	9,797,869	713,787	2,751,310	(1,038,737)	(977,477)	(48,623)	11,198,126

15. Dividends

The General Meeting of Shareholders held on 30 March 2005, continued on 28 April 2005, approved the proposal of the Board of Directors to distribute a dividend of 50 euro cents per share relating to year 2004, equivalent to total dividends of Euro 77,274,207.

16. Earnings per Share

Basic and diluted earnings per share for the years ended 31 December 2005 and 2004 were computed as follows:

		2005	2004
Income from continued operations, net of minority interests	(1)	96,341,792	120,914,924
Income from discontinued operations, net of minority interests	(2)	15,327,968	1,994,658
Net income considered in the computation of the diluted earnings per-share	(3)	111,669,760	122,909,582
Weighted average common shares outstanding in the period	(4)	309,096,828	156,845,928
Eamings per share from continued operations, net of minority interests-basic	(1)/(4)	0.31	0.77
Eamings per share from continued operations, net of minority interests -diluted	(1)/(4)	0.31	0.77
Eamings per share from discontinued operations, net of minority interests-basic	(2)/(4)	0.05	0.01
Eamings per share from discontinued operations, net of minority interests -diluted	(2)/(4)	0.05	0.01
Eamings per share from total operations, net of minority interests-basic	(3)/(4)	0.36	0.78
Eamings per share from total operations, net of minority interests-diluted	(3)/(4)	0.36	0.78

In the analysis of earnings per share, the change in nominal value that occurred on 1 June 2005 should be considered (Note 34.1).

17. Cash and Cash Equivalents

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Cash	1,948,142	896,353
Deposits	30,413,221	26,917,266
Time deposits	9,007,853	3,160
Financial applications	347,546	500,000
	41,716,762	28,316,779

18. Accounts Receivable - Trade

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Current accounts receivable - trade:		
Accounts receivable from customers	75,789,017	97,222,906
Doubtful accounts receivable	47,222,368	45,523,761
Unbilled revenues	7,478,659	3,118,695
Other	5,905	186,176
	130,495,949	146,051,538
Adjustments for doubtful accounts receivable – trade	(48,257,062)	(45,997,131)
	82,238,887	100,054,047
Accounts receivable from related parties	7,293,959	3,585,736
Advances to suppliers	33,325,047	26,734,750
	122,857,893	130,374,893

19. Accounts Receivable – Other

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Other current accounts receivable:		
Unbilled revenues	1,026,722	1,140,336
Other	9,917,528	9,694,382
	10,944,250	10,834,718
Adjustments to other accounts receivable (Note 32)	(144,236)	(415,697)
	10,800,014	10,419,021
Other accounts receivable from Portugal Telecom Group		
PT SGPS	35,248,932	32,307,703
PT.com-Comunicações Interactivas, S.A. ("PT.com")	1,566,311	1,450,828
PT Pro-Serviços Administrativos e de Gestão Partilhados, S.A. ("PT Pro")	462,567	351,287
TMN-Telecomunicações Móveis, S.A. ("TMN")	345,776	493,741
Other	89,558	701,858
	37,713,144	35,305,417
	48,513,158	45,724,438

20. Inventories

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Merchandise	25,531,708	27,742,619
Raw materials	18,434,650	22,969,797
Other	30	57,400
	43,966,388	50,769,816
Adjustments for obsolete and slow-moving inventories (Note 32)	(6,865,790)	(16,492,349)
	37,100,598	34,277,467

21. Taxes Receivable and Payable

As at 31 December 2005 and 2004, this caption consists of:

	2005		2004	
	Receivable	Payable	Receivable	Payable
Value added tax	5,444,488	3,584,042	4,232,944	2,508,998
Income taxes	4,307,857	3,692,543	3,143,240	3,807,852
Social Security Contributions	—	648,052	—	3,177,390
Personal income tax withholdings	—	397,571	—	1,364,679
Taxes in foreign countries	—	2,150	192	10,563
Other	1,115,823	122,262	2,078,968	173,622
	10,868,168	**8,46,620**	**9,455,344**	**11,043,104**

As at 31 December 2005, the net balance of the caption "Income taxes" is composed as follows:

Receivable taxes	4,307,857
Payable taxes	(3,692,543)
	615,314
Current estimated income taxes on the balance sheet (i)	(3,200,558)
Withholding income taxes for third parties	(491,985)
Payments on account	2,768,427
Withholding income taxes by third parties	1,281,934
Income taxes to reclaim from 2004	257,496
	615,314

(i) The current income tax expense was recorded in the following captions:

Tax loss carryforwards used in the year (Note 12)	32,178,518
Income taxes (Note 12)	(34,472,095)
Other	(906,981)
	(3,200,558)

22. Prepaid Expenses

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Distribution rights	2,635,871	1,783,270
Rentals	1,363,970	964,130
Specialized works	1,128,090	1,087,647
Programming costs	3,817,498	—
Other	935,016	1,498,073
	9,980,445	**5,333,120**

23. Other Current and Non-Current Assets

As at 31 December 2005 and 2004, this caption consists of: (i) Euro 21,189,761 and 22,983,024, respectively, related to accounts receivable from QTE transactions, as described in Note 3.h(ix), and (ii) Euro 14,843,751 and 24,218,750, respectively, related to advances to suppliers of sports exhibition rights.

24. Investments in Group Companies

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Investments in group companies	6,641,749	20,186,907
Goodwill, net of impairment losses	768,114	5,317,848
Loans granted to associated companies and other companies	17,500,000	21,387,226
Advances for investments	—	1,099,159
	24,729,863	47,991,140

As at 31 December 2005 and 2004, the caption "Investments in group companies" consists of:

	2005	2004
Lisboa TV	3,865,964	5,572,558
Octal	1,195,419	1,299,387
Distodo (a)	757,826	613,854
Empresa de Recreios Artisticos	567,539	544,320
Warner Lusomundo Espana (b)	—	7,603,000
Vasp (c)	—	2,019,110
Gráfica Funchalense (c)	—	1,122,413
Lusa (c)	—	800,342
Diário de Noticias do Funchal (c)	—	486,289
Other companies	75,001	125,634
	6,461,749	20,186,907

(a) During 2005 this investment was transferred from Lusomundo Serviços to Lusomundo Audiovisuais

(b) This investment was disposed of in 2005.

(c) These investments were part of the Lusomundo Media Group, which was disposed of in 2005.



As at 31 December 2005 and 2004, the caption "Goodwill, net of impairment losses" consists of:

	2005	2004
Distodo (a)	586,146	—
Diário de Noticias (a)	—	2,957,111
Vasp (c)	—	1,717,064
Empresa do Diário de Noticias do Funchal (a)	—	425,899
Other companies	181,968	217,774
	768,114	5,317,848

(a) These investments were part of the Lusomundo Media Group, which was disposed of in 2005.

As at 31 December 2005 and 2004, the caption "Loans granted to associated companies and other companies" consists of:

	2005	2004
Sport TV	17,500,000	20,000,000
Diverfun	—	125,000
Gráfica Funchalense (a)	—	759,120
Grande Reportagem (a)	—	224,459
Rádio Canal Aberto (a)	—	180,670
Other companies	—	97,977
	17,500,000	21,387,226

(a) These investments were part of the Lusomundo Media Group, which was disposed of in 2005.

25. Other Investments

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Cypress	3,016,754	3,016,754
Other companies	91,043	334,163
	3,107,797	3,350,917
Adjustments to other investments (Note 32)	(3,076,930)	(3,076,933)
	30,867	273,984
Real estate investments (a)		
Investments in land	—	1,003,063
Investments in buildings and other constructions	—	3,417,834
	—	4,420,897
Accumulated depreciation of investments in buildings and other constructions	—	(3,417,834)
	—	1,003,063
	30,867	1,277,047

(a) These investments were part of the Lusomundo Media Group, which was disposed of in 2005.

26. Intangible Assets

During the year ended 31 December 2005, the movements that occurred in intangible assets were as follows:

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Transfers, rebates and others	Balance as at 31 December 2005
Costs:						
Industrial properties and other rights	146,811,098	(4,042,063)	102,136,040	(44)	3,254	244,908,285
Other intangible assets	133,728	(133,728)	—	—	—	—
In-progress intangibles assets	560,295	—	215,828	—	(625,448)	150,675
Advances on account	—	—	1,500,000	—	—	1,500,000
Goodwill	188,276,063	(109,729,440)	-	—	(1,400,211)	77,146,412
	335,781,184	(113,905,231)	103,851,968	(44)	(2,022,405)	323,705,372
Accumulated depreciation:						
Industrial properties and other rights	16,649,920	(3,013,893)	13,587,043	(44)	2,079,372	29,302,398
	16,649,920	(3,013,893)	13,587,043	(44)	2,079,372	29,302,398
	319,131,264	(110,891,338)	90,264,825	—	(4,101,777)	294,402,974

During 2004, the movements that occurred in costs and accumulated depreciation under this caption were as follows:

	Balance as at 31 December 2003 (according to Portuguese GAAP)	Adjustments conform with IFRS asat 1 January 2004	Balance as at 1 January 2004 (according to IFRS)	Changes in consolidation perimeter	Increases	Foreign currency translation adjustments	Transfers, rebates and other	Balance as of 31 December 2004
Cost:								
Start-up expenses	9,326,516	(9,326,516)	-	-	-	-	-	-
Research and development expenses	27,505,569	(27,505,569)	-	-	-	-	-	-
Industrial property and other rights	29,681,897	-	29,681,897	213,954	130,361,429	59	(13,446,242)	146,811,097
Other intangible assets	133,728	-	133,728	-	-	-	-	133,728
In-progress intangible fixed assets	6,340,155	-	6,340,155	-	1,297,612	-	(7,077,472)	560,295
Goodwill	210,130,087	-	210,130,087	-	6,145,977	-	(28,000,000)	188,276,064
	283,117,952	(36,832,085)	246,285,867	213,954	137,805,019	59	(48,523,714)	335,781,184
Accrued depreciation:								
Start-up expenses	8,277,361	(8,277,361)	-	-	-	-	-	-
Research and development expenses	13,560,494	(13,560,494)	-	-	-	-	-	-
Industrial property and other rights	19,374,732	-	19,374,732	7,941	11,637,346	52	(14,370,151)	16,649,920
	41,212,587	(21,837,855)	19,374,732	7,941	11,637,346	52	(14,370,151)	16,649,920
	241,905,365	(14,944,230)	226,911,135	206,013	126,167,673	7	(34,153,563)	319,131,264

The changes in the consolidation perimeter during 2005 are mainly related to the intangible assets of the Lusomundo Media Group, which was sold in 2005.

As at 31 December 2005, the caption "Industrial property and other rights" includes basically the following items:

(a) Euro 159,595,805 related with rental contracts for satellite capacity signed by TV Cabo Portugal (Euro 126,197,368 in 2004 and Euro 33,398,437 in 2005), which expire in 2016 and were recorded as capital leases;

(b) Euro 8,670,247 related to software licenses.

(c) Euro 65,660,531 related to a contract entered into at the end of 2005 between TV Cabo Portugal and PT Comunicações for the exclusive right to use network capacity for the distribution of cable television signals for the period of 2006-2008.

(d) Euro 22,126,657 related to the allocation of the purchase price of an additional interest in Sport TV to the fair value of broadcasting rights held by Sport TV under a contract with PPTV in relation to the matches of the Portuguese football league for the seasons from 2004 to 2008.

As referred to in Note 3.e, intangible assets are periodically subject to impairment tests. In 2005, no impairment losses were recognised. In 2004, there was an impairment loss in the goodwill of the Audiovisuals business, amounting to Euro 28,000,000, which is included in the column "Other". This impairment was computed based on the difference between the book value as of that date and the discounted cash flows for this business.

As at 31 December 2005 and 2004, the goodwill related to subsidiaries was as follows:

	2005	2004
Audiovisual business (i)	77,146,412	77,146,412
Media business (ii)	—	109,729,440
Other	—	1,400,211
	77,146,412	188,276,063

(i) Related to Lusomundo Audiovisuais, S.A. and Lusomundo Cinemas S.A.

(ii) This business was disposed of during 2005.

27. Tangible Assets

During 2005, the movements in costs and accumulated depreciation under this caption were as follows:

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2005
Cost:						
Land	20,305,588	(19,241,345)	—	—	—	1,064,243
Buildings and other constructions	99,379,784	(69,989,943)	1,579,444	(61,098)	61,326	30,969,513
Basic equipment	546,680,037	(52,792,891)	55,385,873	(11,947)	47,278	549,308,350
Transportation equipment	8,049,835	(2,518,402)	2,075,614	(1,587)	(706,720)	6,898,740
Tools and dies	489,332	(270,522)	20,350	(416)	(7,384)	231,360
Administrative equipment	38,521,960	(5,588,139)	14,555,839	(6,608)	242,467	47,725,519
Other tangible assets	18,345,252	(5,758,213)	2,029,454	(795)	(252,097)	14,363,601
In-progress tangible assets	1,460,714	(145,649)	4,854,820	(206)	(296,131)	5,873,548
Advances to suppliers of assets	26,088	(26,088)	1,185,332	—	—	1,185,332
	733,258,590	(156,331,192)	81,686,726	(82,657)	(911,261)	657,620,206
Accumulated depreciation						
Land	11,825	(11,825)	—	—	—	—
Buildings and other constructions	67,927,649	(56,873,523)	1,511,555	(6,733)	(9,665)	12,549,283
Basic equipment	340,608,229	(37,920,056)	36,090,198	(5,301)	(8,213,606)	330,559,464
Transportation equipment	4,960,974	(1,559,643)	1,195,575	(514)	(589,512)	4,006,880
Tools and dies	361,857	(185,316)	17,170	(416)	(7,171)	186,124
Administrative equipment	27,566,555	(4,645,020)	6,784,985	(2,336)	130,064	29,834,248
Other tangible assets	14,107,034	(1,545,852)	2,733,085	(767)	5,415,668	20,709,168
	455,544,123	(102,741,235)	48,332,568	(16,067)	(3,274,222)	397,845,167
	277,714,467	(53,589,957)	33,354,158	(66,590)	2,362,961	259,775,039

During 2004, the movements in costs and accumulated depreciation under this caption were as follows:

	Balance as at 31 December 2003 (according to Portuguese GAAP)	Adjustments conform with IFRS as at 1 January 2004	Balance as at 1 January 2004 (according to IFRS)	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2004
Cost:								
Land	19,861,320	–	19,861,320	266,768	177,500	–	–	20,305,588
Buildings and other constructions	88,928,296	–	88,928,296	8,825,988	1,467,505	83,627	74,369	99,379,784
Basic equipment	476,701,841	661,918	477,363,759	29,810,355	46,676,670	14,597	(7,185,344)	546,680,037
Transportation equipment	7,177,463	(1)	7,177,462	34,177	1,536,255	586	(698,646)	8,049,834
Tools and dies	501,971	–	501,971	(2,329)	3,162	356	(13,829)	489,331
Administrative equipment	37,702,907	–	37,702,907	768,599	3,184,404	7,740	(3,141,690)	38,521,960
Other tangible assets	16,585,376	–	16,585,376	750,577	1,619,498	768	(610,964)	18,345,254
In-progress tangible assets	2,872,614	(240,384)	2,632,230	24,942	1,807,678	366	(3,004,502)	1,460,713
Loans on account of tangible assets	–	240,384	240,384	–	–	–	(214,296)	26,088
	650,331,788	661,917	650,993,705	40,479,075	56,472,672	108,040	(14,794,902)	733,258,590
Accumulated depreciation:								
Land	11,825	–	11,825	–	–	–	–	11,825
Buildings and other constructions	62,435,306	–	62,435,306	2,780,919	3,102,116	8,619	(399,311)	67,927,648
Basic equipment	253,776,935	836,783	254,613,718	25,940,085	43,896,379	6,599	16,151,449	340,608,229
Transportation equipment	3,996,529	–	3,996,529	34,367	1,470,091	672	(540,685)	4,960,973
Tools and dies	342,155	–	342,155	(210)	33,894	403	(14,385)	361,857
Administrative equipment	26,118,006	–	26,118,006	393,766	4,892,635	2,948	(3,840,798)	27,566,557
Other tangible assets	8,534,268	2,602,112	11,136,380	473,656	1,957,248	921	538,829	14,107,034
	355,215,024	3,438,895	358,653,920	29,622,582	55,352,361	20,162	11,895,098	455,544,123
	295,116,764	(2,776,978)	292,339,785	10,856,494	1,120,311	87,878	(26,690,000)	277,714,467

The changes in the consolidation perimeter in 2005 are mainly due to the tangible assets of Lusomundo Media, which was disposed of in 2005.

In 2004 the changes in the consolidation perimeter are mainly due to the tangible assets and accumulated depreciation of Gráfica Funchalense, Clipanúncios and Lusomundo.net, which ceased to be included in the consolidation, and of PT TV Cabo, Naveprinter, Ocasião, LM SII, Empracine , LM Imobiliária 2 and Sport TV, which were included in the consolidation for the first time.

The following situations regarding tangible assets should be mentioned:

(a) Euro 193,289,545 of basic equipment relating to customer networks and cable television distribution networks are installed on the property of third parties or in the public domain;

(b) In previous years, TV Cabo Portugal entered into QTE transactions, which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities made leasing contracts of the equipment with special purpose entities, which made conditional sale agreements with TV Cabo Portugal with respect to that equipment for an amount equivalent to the value of the initial sale. TV Cabo Portugal maintains the legal possession of this equipment, continuing to be able to sell or substitute any equipment. These cross border lease transactions correspond to a sale and lease-back transactions and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company's consolidated balance sheet.

28. Loans

At 31 December 2005 and 2004, this caption consists of:

	2005		2004	
	Short-term	Long-term	Short-term	Long-term
Bank loans:				
Loans	12,638,411	34,592,053	11,620,365	105,557,234
Overdrafts	–	–	14,030,682	–
Other loans:	–	–	–	–
Commercial papers	–	–	5,950,000	8,950,000
Leases (i)	9,704,461	124,716,911	9,778,576	106,478,968
	22,342,872	159,308,964	41,379,623	220,986,202

(i)As at 31 December 2005 the caption "Leases" related to Euro 131,260,414 in rental contracts for satellite capacity signed by TV Cabo Portugal in 2004 and 2005, which were recorded as financial leases and expire in 2016.

29. Accounts Payable

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Accounts payable – trade – current:		
Suppliers and other	89,838,389	105,165,814
Related parties (i)	69,118,154	30,191,895
Advances from customers	1,561,601	1,250,607
	160,518,144	136,608,316
Accounts payable – others – current:		
Fixed asset supliers and other	13,803,150	10,945,939
Related parties (ii)	35,963,391	20,434,753
	49,766,541	31,380,692
Accounts payable – others – not current:		
Related parties (iii)	43,807,315	1,186,562
	43,807,315	1,186,562

(i) As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
PT Comunicações	20,784,811	14,469,116
PT Sistemas de Informação	6,043,181	3,951,708
Other	42,290,162	11,771,071
	69,118,154	30,191,895

(ii) As at 31 December 2005 and 2004, this caption consists of:

PT Comunicações	27,669,297	3,964,945
Portugal Telecom	4,080,325	5,887,664
Other	4,213,769	10,582,144
	35,963,391	20,434,753

(iii) As at 31 December 2005 and 2004, this caption consists of:

PT Comunicações	43,773,687	–
Warner Lusomundo España	–	1,186,562
Other	33,628	–
	43,807,315	1,186,562

30. Accrued Expenses

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Programming costs	15,731,195	8,740,277
Exhibition rights	11,279,759	10,413,792
Vacation pay and bonuses	6,136,916	12,987,237
Support services—outsourcing	4,461,006	7,952,608
Suppliers and external services	1,592,405	5,214,882
Marketing and publicity	987,698	1,596,867
Interest expense	406,466	851,017
Other accued expenses	3,199,330	15,003,192
	43,794,775	62,759,872

31. Deferred Income

As at 31 December 2005 and 2004 this caption consists of:

	2005	2004
Advance billing	6,680,932	4,886,520
Other	857,894	2,226,178
	7,538,826	**7,112,698**

32. Provisions and Adjustments

During 2005 the movements in this caption were as follows:

	Opening balance	Changes in the consolidation perimeter	Increases	Decreases	Other movements	Ending balance
Adjustments						
Accounts receivable (Notes 18 & 19)	46,412,828	(9,586,815)	17,576,826	(6,434,870)	433,329	48,401,298
Inventory (Note 20)	16,492,349	(11,736,143)	2,642,180	(532,595)	(2)	6,865,790
Investments (Notes 24 & 25)	3,076,933	-	-	-	(3)	3,076,930
	65,982,111	(21,322,958)	20,219,006	(6,967,465)	433,324	58,344,018
Provisions:						
Taxes	4,050,743	(3,343,758)	105,427	-	289,169	1,101,581
Legal actions	1,412,579	(908,579)	-	(504,000)	-	-
Other	57,045,684	(6,819,640)	17,820,000	(9,640,637)	(14,128,152)	44,277,254
	62,509,006	(11,071,977)	17,925,427	(10,144,637)	(13,838,984)	45,378,835
	128,491,117	(32,394,935)	38,144,433	(17,112,102)	(13,405,659)	103,722,853

In 2005, the increase in provisions and assets adjustments were recorded as follows:

Adjustments:	
Provisions and adjustments	17,576,826
Cost of goods sold	2,642,180
	20,219,006
Provisions:	
Provisions and adjustments	105,427
Discontinued operations (Note 13)	17,820,000
	17,925,427
	38,144,433

In 2005, the decrease in provisions and assets adjustments were recorded as follows:

Adjustments:	
Provisions and adjustments	(6,434,870)
Cost of goods sold	(532,595)
	(6,967,465)
Provisions:	
Provisions and adjustments	(1,344,637)
Other	(8,800,000)
	(10,144,637)
	(17,112,102)

During 2005, the caption "Provisions and adjustments" on the income statement are made up as follows:

Increase in provisions and adjustments	17,682,253
Decrease in provisions and adjustments	(7,779,379)
Direct write-off of accounts receivable	447
Collections from accounts receivable which were previously written-off	(1,214)
	9,902,107

As at 31 December 2005 the caption "Other" is made up as follows:

Digitalization of TV Cabo Portugal distribution network (i)	10,295,804
Disposal of Lusomundo Serviços (Note 13)	17,820,000
Dismantling and removal of assets and renovation of the movie theatres of Lusomundo Cinemas	9,428,904
Other	6,732,546

44,277,254

(i) The provision for digitalization of cable television recorded by TV Cabo Portugal is related to the dismantling of analog service for premium channels and the discontinuing of the current satellite encryption system and transition to the Aladin encryption system.

33. Other current and non-current liabilities

As at 31 December 2005 and 2004, these captions refer to the amounts outstanding under QTE transactions, as described in Note 3.h(ix).

34. Shareholders' Equity

34.1 Share Capital

As at 1 June 2005, following the decision taken at the Annual General Meeting of Shareholders and in connection with the issuance of European-style *put warrants* by PT-Multimédia, 2,348,514 ordinary shares owned by PT-Multimédia were cancelled (Note 34.3). Additionally, and following the decision of the Annual General Meeting, as at 1 June 2005 a change in the nominal value of the share capital from 50 Eurocents to 25 Eurocents per share was undertaken. As at 31 December 2005, PT-Multimédia fully subscribed and paid share capital amounted to Euro 77,274,207 and was represented by 309,096,828 shares, in book-entry form, with a nominal value of 25 cents each and with the following distribution:

- 308,994,828 ordinary shares; and
- 102,000 Class A shares.

All the Class A shares are held by Portugal Telecom. In accordance with Portugal Telecom's Articles of Association, the Class A shares have special voting rights that allow the holders, by majority vote of that class of shares, to veto certain actions of the shareholders of PT-Multimédia, namely the following:

- Election of one third of the Directors, including the Chairman of the Board of Directors;
- Election of the officials of the General Meeting of Shareholders and of the sole auditor;
- Determining the application of the results of the period; and
- Amending the bylaws, including the provisions relating to share capital increases.

34.2. Capital Issued Premium

This caption results from premiums generated in capital increases made by PT-Multimédia. According to Portuguese law applicable to companies listed on stock exchanges under the regulation of the Comissão do Mercado de Valores Mobiliários ("CMVM", the Portuguese stock exchange regulator), these amounts can only be used to increase share capital or to absorb accumulated losses (without the need to first use other reserves). This amount cannot be used to pay dividends or to acquire treasury shares.



34.3. Treasury Shares

During 2005, resulting from the physical settlement of warrants issued by PT-Multimédia, the company acquired from the minority shareholders 2,348,514 shares, totalling Euro 50,493,051. As at 1 June 2005 these shares were cancelled (Note 34.1), with a non-distributable reserve in the amount of the nominal value of the cancelled shares having been recorded (Note 34.4). Additionally, as at 31 December 2005, PT-Multimédia had entered into equity swaps over 925,000 of its own shares, totalling Euro 8,520,000. In accordance with IFRS (IAS 32), the equity swaps are recognised as an effective acquisition of treasury shares, with the recognition of a corresponding financial liability.

34.4. Reserves

Legal reserve

Portuguese law and PT-Multimédia's bylaws provide that at least 5% of each year's profits must be allocated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders, except in the case of the liquidation of the company, but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

Other reserves

During 2005 the movements occurred in "Other Reserves" were as follows:

	Free reserves	Reserves for cancelled treasury shares	Total
Balance on December 31, 2004:	**7,397,370**	**-**	**7,397,370**
Put warrants issued:			
Acquisition of treasury shares	(50,493,051)	50,493,051	-
Financial settlement	(44,441,968)	-	(44,441,968)
Cancellation of treasury shares	-	(49,318,794)	(49,318,794)
Allocation of retained earnings	87,519,241	-	87,519,241
Other movements	827,255	-	827,255
Balance as at 31 December 2005:	**808,847**	**1,174,257**	**1,983,104**

On 5 May 2005, following a decision taken at the Annual General Meeting of Shareholders of 28 April 2005, PT-Multimédia issued to its shareholders 1 European-style put warrant for each share held at that date. The warrants included the following rights: (1) in the case of physical settlement, for each 10 warrants owned, the holder had the right to sell 1 PT-Multimédia share for Euro 21.5; and (ii) in the case of financial settlement, the receipt of cash for each warrant equal to the difference between the strike price (Euro 21.5) and the reference price of the share on the exercise date. The exercise of these warrants occurred as at 24 May 2005, as follows:

			Value	
	Total warrants	Shares acquired	Unit	Total
Physical settlement	23,485,140	2,348,514	21.5	50,493,051
Financial settlement	133,411,788	-	0.307000001	40,957,419
	156,896,928	**2,348,514**		**91,450,470**

a) Premium payed by PT-Multimédia corresponding to the difference between the strike price and the reference price of the share on the effective date of the transaction.

The total amount spent in connection with the physical exercise of the warrants was directly recognized in the caption "Other reserves" and the amount spent in connection with the financial settlement was recognized: (1) Euro 44,441,968 as a reduction in shareholders' equity under the caption "Other reserves", corresponding to the difference between the strike price and the share price on the date the warrants were issued; and (i) Euro 3,484,549 related to a gain recognized in "Net Other Financial Expenses", corresponding to the change in the market value of the warrants until the exercise date. (Note 11)

The reserve for cancelled treasury shares includes an amount related to undistributable reserves equivalent to the nominal amount of the cancelled shares (Euro 1,174,257), which has the same statutory treatment as the legal reserve.

35. Guarantees and Financial Commitments

As at 31 December 2005 and 2004, the Group had given guarantees and comfort letters to third parties, as follows:

	2005	2004
Bank guarantees given to other entities:		
Suppliers (a)	5,706,088	4,381,116
Tax authorities (b)	1,790,128	4,278,230
Courts (c)	561,290	7,282,579
Government	2,274	673,550
Municipal governments	35,709	-
	8,095,489	16,615,475
Comfort letters given to other entities:		
Sport TV (d)	40,271,952	44,759,256
Warner Lusomundo España (e)	666,666	13,333,333
Vasp (f)	-	5,588,875
Mundifun (h)	-	847,956
Rádio Canal Aberto (g)	-	63,422
	40,938,618	64,592,842

(a) As at 31 December 2005, this amount refers mainly to Euro 3,988,318 related to bank guarantees granted to lessors of movie theatres located in shopping centers and Euro 1,100,000 in guarantees granted to International satellite operators.

(b) As at 31 December 2005, this amount relates to guarantees granted to Tax Authorities arising from tax proceedings contested by the Company and its subsidiaries.

(c) As at 31 December 2005, this amount refers essentially to bank guarantees resulting from the settlement of Lusomundo, SGPS, SA, in 2003.

(d) On December 31, 2005, this amount represented the total coverage of the sureties and letters of comfort provided to Sport TV shareholders for the guarantee of loans obtained by the company, since the responsibility of the shareholders is joint and several for the total amount of the loans. This amount includes a joint and several guarantee with PPTV –Publicidade de Portugal e Televisão, S.A. (the other shareholder of Sport TV in conjunction with PT

Contéudos) up to a sum of €70 million as a guarantee of financing granted by a financial institution to that company, allocated for the acquisition of rights for broadcasting Superliga de Futebol (Portuguese Football Superleague) games during the time periods of 2004—2005 and 2007—2008.

(e) As at 31 December 2005, as a result of the sale of this company in July 2005, the guarantee was cancelled and a new guarantee was issued in favor of the buyer amounting to Euro 666,666.

(f) These companies belonging to the Lusomundo Media Group, which was disposed of during 2005.

As at 31 December 2005, in addition to the financial obligations appearing on the balance sheet, the Company had assumed commitments in the ordinary course of business for the purchase of basic equipment for TV Cabo Portugal and content amounting to approximately Euro 29.7 million and Euro 64 million, respectively.

36. Cash Flow Statement

The consolidated Cash Flow Statement has been prepared in accordance with IAS 7. Significant transactions are summarized below:

36.1. Cash receipts from financial investments

The caption "Cash receipts resulting from financial investments" includes the following:

	2005
Loans granted:	
PT SGPS	77,000,000
Lusomundo Serviços	28,681,140
Mundifun	13,686
	105,694,826
Disposal of financial investments:	
Lusomundo Serviços	143,782,067
Other	3,200,811
	146,982,878
	252,677,704

36.2. Cash receipts from dividends

The caption "Cash receipts resulting from dividends" includes the following:

	2005
Lisboa TV	906,861
Distodo	125,222
	1,032,083

36.3. Payments resulting from financial investments

The caption "Payments resulting from financial investments" includes the following:

	2005
Payments resulting from financial investments:	
Distodo	1,200,000
Payments resulting from loans granted:	
PT SGPS	80,000,000
Lusomundo Serviços	11,890,768
Mundifun	216,000
	92,106,768
	93,306,768

36.4. Receipts from loans obtained

The caption "Receipts resulting from loans obtained" includes the following:

	2005
Loans obtained:	
PT SGPS	134,951,029
Other	3,710,879
	138,661,908

36.5. Payments resulting from loans repaid

The caption "Payments resulting from loans repaid" includes the following:

	2005
Loans repaid	
PT SGPS	202,208,290
Other	7,921,407
	210,129,697

36.6. Capital reduction, loans granted and other payments related to financing activities

In 2005, the caption "Share capital reduction" refers to the acquisition of Treasury Shares and the physical settlement of the *warrants,* corresponding to an amount of Euro 50,493,051, which corresponds to 2,348,514 own shares (Note 34.3). The caption "Other" relates to the financial settlement of the *warrants.*


Multimedia

36.7. Detail of cash and cash equivalents

As at 31 December 2005 and 2005, the detail of cash and cash equivalents was as follows:

	2005	2004
Detail of cash and cash equivalents:		
Cash	1,948,142	896,639
Bank deposits	39,421,074	26,920,140
Bank overdrafts	-	(14,030,682)
Cash equivalents	347,546	500,000
Cash and cash equivalents	**41,716,762**	**14,286,097**

The balance of cash and cash equivalents at the end of 2004 differs from the beginning balance of 2005 due to the discontinued operations relating to the media business, as follows:

Balance as at 31 December 2004	**14,286,097**
Cash and cash equivalents of discontinued operations	12,018,457
Balance as at 1 January 2005	**26,304,554**

36.8. Other

The caption "Payments of Dividends" is related to the dividends paid by the Company to its shareholders and by Cabo TV Madeirense, Cabo TV Açoreana and Grafilme to their minority shareholders.

37. Related Parties

Balances and transactions between PT-Multimédia and the Group were eliminated in the consolidation process and are not disclosed in this note. Balances and transactions between Group and related companies were as follows:

	Sales and services rendered		Purchases and services obtained		Interest expenses		Interest income	
Transactions	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
PT Comunicações	1,074,069	435,273	108,316,422	38,355,908	-	-	-	-
Portugal Telecom	347,580	-	1,077,737	164,291	367,582	34,131	1,921,687	2,246,595
TMN	177,515	381,905	1,741,768	1,176,672	-	-	-	-
PT Com	144,503	269,705	717,942	921,178	-	-	-	-
PT Contact	93,482	-	9,987,284	4,659,203	-	-	-	-
PT Pro	11,592	-	5,290,843	2,277,505	-	-	-	-
PT Prime	3,869	-	199,136	1,014,274	-	-	-	-
Empresa Recreios Artísticos	-	-	-	-	-	-	25,704	-
Octal	-	-	430,828	-	-	-	-	-
Lisboa TV	-	-	12,940,436	-	-	-	-	-
Wisdom Television	-	-	115,052	-	-	-	-	-
Cypress	-	-	435,328	-	-	-	-	-
PT SI	-	-	5,806,994	1,652,974	-	-	-	-
Other companies	43,827	1,506	200,316	19,858	-	-	-	-
	1,896,437	**1,088,389**	**147,260,086**	**50,241,863**	**367,582**	**34,131**	**1,947,391**	**2,246,595**



Balances	Accounts receivables		Accounts payables		Loans obtained		Loans granted	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004
PT Comunicações	1,797,965	1,620,977	92,187,210	18,432,687	-	-	-	-
PT Com	1,575,833	1,467,432	5,322,784	5,265,379	-	-	-	-
PT Pro	1,277,286	592,795	6,760,090	1,095,459	-	-	-	-
Portugal Telecom	1,043,072	536,557	5,654,652	6,675,306	-	67,257,260	35,000,000	32,000,000
TMN	473,654	1,064,893	734,347	1,163,010	-	-	-	-
PT SI	418,048	350,553	8,418,952	8,642,544	-	-	-	-
PT Contact	121,663	25,879	4,010,101	1,217,003	-	-	-	-
PT Inovação, SA	82,978	14,638	85,234	86,839	-	-	-	-
PT Compras, SA	69,862	17,339	-	-	-	-	-	-
PT Prime	23,792	100,203	1,895,274	3,141,857	-	-	-	-
Empresa Recreios Artísticos	4,284	4,284	485,578	462,082	-	-	-	-
Lisboa TV	2,472	325	3,667,813	4,114,945	-	-	-	-
Distodo	-	-	417,117	-	-	-	-	-
Diverfun	-	173,761	-	-	-	-	-	-
Octal	-	-	9,229,737	-	-	-	-	-
Cypress	-	-	38,822	-	-	-	-	-
Wisdom Television	-	-	317,622	-	-	-	-	-
Other companies	60,811	166,128	120,071	301,960	-	-	-	-
	6,951,720	6,135,764	139,345,404	50,599,071	-	67,257,260	35,000,000	32,000,000

The terms and conditions in agreements entered into between PT-Multimédia and related parties are substantially the same as those that would be reflected in agreements between independent entities in similar transactions.

Sport TV was consolidated using the proportional method for purposes of presentation of the financial statements. The detail of assets and liabilities, as well as revenues and net income of Sport TV that was proportionally consolidated (50%) as at 31 December 2005 and 2004 was as follows:

	2005	2004
Current assets	40,669,044	27,436,085
Tangible Assets	1,879,868	2,006,322
Other non-current assets	11,262,517	21,950,039
Total assets	**53,811,428**	**51,392,446**
Current liabilities	18,245,069	13,913,961
Long-term debt	34,592,053	36,363,817
Other non current liabilities	974,306	1,114,668
Total liabilities	**53,811,428**	**51,392,446**
Revenues	**10,962,901**	**6,246,269**
Net Income	**1,313,384**	**(1,125,404)**

In 2005 and 2004, the remuneration of members of the corporate bodies of PT Mutlimédia was as follows:

	2005	2004
Board of Directors (a)	1,232,039	1,211,177
Sole auditor	31,000	26,500
	1,263,039	1,237,677

(a) In addition to the amounts indicated above, performance bonuses in the amount of Euro 440,000 and Euro 398,308 were granted to the executive board members in 2005 and 2004, respectively, relating to their performance in 2004 and 2003, respectively.

The amounts listed in this note do include remuneration relative to non-executive administrators of PT-Multimédia who perform administrative functions in other companies in the Group and are remunerated by such companies.

38. Legal claims

38.1. Legal action TMDP

Article 106 of Law #5/2004, February 10 (Electronic Communications Law) created, under article 13 of the Authorization Directive (Directive 2002/20/CE, March 7), the Taxa Municipal de Direitos de Passagem ("TMDP" Municipal Fee for Right of Way) as counterpart to the "laws and taxes relative to the implantation, passage and crossing over of systems, equipment and any other resources of companies who offer electronic communications services to the public in a fixed location, of public and private municipal domain". The basis for the TMDP assessment is "each invoice issued by the companies that offer networks and electronic communications services accessible to the public in a fixed location, for each of the final clients of the corresponding municipality", with the TMDP being determined in a maximum percentage base of 0.25% of the value of these invoices. Some cities, in spite of the approval of the TMDP, have maintained charges called Occupation Taxes, with others opting for maintaining the latter taxes in detriment to the approval of TMDP. PT-Multimédia, based on legal opinions about this issue, believes that TMDP is the only tax that can be charged as compensation for the rights referred to above, namely the right to installation. Therefore, it believes that Occupation Taxes of a public thoroughfare charged by cities are illegal. It should be pointed out that there was already an appeal decision involving a city that subscribed to PT-Multimédia's understanding, finding that it is not possible to overlap TMDP and Occupation Taxes of public thoroughfares.

38.2. Regulatory proceedings

Within the context of verifying compliance with standards and regulations applicable to the Portugal Telecom Group, PT-Multimédia's operations are subject to investigations and inspections by the Competition Authority, ANACOM and the European Commission.

Currently, investigations are being conducted by the Competition Authority with respect to the activity of PT-Multimédia, TV Cabo and PT Contéudos for alleged practices of restricting competition. In case it is decided that PT-Multimédia did not comply with applicable laws and regulations, fees and penalties could be applied under current legislation. Until now, only a citation of illegality has been issued against PT-Multimédia and TV Cabo for alleged prohibited practices under article 4, Law #18/2003, June 11, relating to a "Partnership Agreement" entered into by PT-Multimédia, TV Cabo and SIC - Sociedade Independente da Comunicação, S.A. ("SIC") on March 27, 2000 within the context of a concentration that was the object of prior notice relating to the acquisition of Lisboa TV - Informação e Multimédia, S.A. by SIC. Based on advice of its counsel, PT-Multimédia believes that, in principle, these proceedings will not have materially significant consequences likely to affect its consolidated financial statements as of December 31, 2005.

39. Subsequent Events

On 9 January 2006, an agreement was executed among Lusomundo Audiovisuais and the companies Atalanta Filmes Sociedade de Distribuição de Filmes, Lda., Madragoa - Produção de Filmes, S.A., Filmargem, Sociedade de Produção de Filmes, Lda., CLAP - Produção de Filmes, Lda., GER - Grupo de Estudos e Realizações, Lda., Gemini Films SARL, and Paulo José Condeixa de Araújo Branco, through which Lusomundo Audovisuais purchased from the other parties their shares of all the works that comprise the Madragoa Catalog for Euro 6,000,000. According to the Promissory Agreement executed on December 30th, 2005, 1,500,000 Euros were paid on that date, with the remaining 3.500.000 Euros paid on the date of execution of the definitive agreement.

On 13 January 2006, Lusomundo Audovisuais and the companies Madragoa - Produção de Filmes, S.A. and Atalanta Filmes Sociedade de



Distribuição de Filmes, Lda. executed an agreement to sell to Lusomundo Audovisuais, for 500,000 Euros, which have been already paid, their contractual position in the Filmes Tóbis Agreement.

40. Application of International Financial Reporting Standards

PT-Multimédia has adopted International Financial Reporting Standards ("IFRS") in 2005, and, in accordance with IFRS 1 – "First-Time Adoption of International Financial Reporting Standards", has used 1 January 2004 to compute all transition adjustments. Before the adoption of IFRS, PT-Multimédia's consolidated financial statements were prepared in accordance with Portuguese generally accepted accounting principles (PGAAP). The adjustments to the financial statements recorded at 1 January 2004 were calculated retrospectively in accordance with IFRS 1.

40.1. Main differences between IFRS and PGAAP

40.1.1. Asset retirement obligation

Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if they can be reliably estimated and the cash outflow is likely to occur (Notes 3.g and 32). Under PGAAP, those liabilities should be recognised when the cost is incurred.

40.1.2. Sale and lease-back transactions

In the context of the development of its operations, the Group entered into Qualified Technological Equipment Transactions (Note 27) with respect to certain of its telecommunications equipment, and received up-front fees to enter in those transactions. Under IFRS, these transactions amounted to sale and lease-back transactions, and all gains obtained with the sale of the equipment should be recognised over the lease period, the assets should not be derecognised of the balance sheet and all special purpose vehicles ("SPV") should be consolidated by the entities that obtained the economic benefits of the transaction (Note 3.h.ix)). Under PGAAP, gains were recognised in net income when obtained, and the SPVs were not consolidated due to the fact that PT-Multimédia does not hold the majority of their voting rights.

40.1.3. Provisions for restructuring

Under IFRS, provisions for restructuring can only be recognised when certain criteria are met, namely the existence of a plan approved by management, the ability to reasonably measure the obligation and the likelihood of a cash outflow, among others. Under PGAAP, the recognition of provisions is subject to criteria that depend on more judgment in recording provisions.

40.1.4. Goodwill amortisation

Under IFRS, goodwill recognised in the acquisition of financial investments is not amortised, being subject to periodic impairment tests (Note 2.a)). Under PGAAP, goodwill is amortised through income, although also subject to periodic impairment tests. IFRS 1 established that the transition date for the application of this rule is 1 January 2004, requiring the reversal of any amortization recorded after that date.

40.1.5. Purchase price allocation

Under IFRS, the purchase price should be allocated to the fair value of the assets, liabilities and contingent liabilities acquired, and the remaining portion to goodwill (Note 2.a). PT-Multimédia used an exemption provided by IRFS 1 and has only applied this rule under IFRS 3 to business combinations entered into after 1 January 2004. Under PGAAP, PT-Multimédia did not allocate the purchase price to intangibles in accordance with the criteria established in IFRS, usually registering it as goodwill.

40.1.6. Start-up and research and development expenses

Under IFRS, start-up expenses are recognised when incurred. Under PGAAP, start-up expenses are recognised as an intangible asset and are amortised on a straight-line basis.

Under IFRS, expenses related to the research phase should be recognised when incurred, and development expenses may be recognised as an intangible and amortised for a specified period if a future economic benefit from the project can be demonstrated (Note 3.d). Under PGAAP, research and development expenses are recognised as an intangible asset and are amortised on a straight line basis for a specified period, so long as the related project has materialized.

40.1.7. Deferred costs

Under IFRS, deferred costs related to training, marketing and publicity and maintenance and repairs are recognised when incurred. Under PGAAP, these costs can be recognised as an intangible asset and amortised on a straight line basis for a specified period, if any future benefit is expected to occur.

40.1.8. Reclassifications

Under IFRS, certain reclassifications were made to the financial statements under PGAAP. The major reclassifications were as follows:

- Provisions for financial investments were deducted from the corresponding asset;
- Provisions for tangible and intangible assets were deducted from the corresponding gross asset;
- Investment subsidies not yet recognised in income were deducted from the carrying value of the corresponding tangible and intangible assets;
- Goodwill generated in the acquisition of associated companies was included in investments in group companies (Note 24).

40.2. Impacts

The reconciliation between PGAAP and IFRS of shareholders' equity before minority interests as of 1 January and 31 December 2004 is shown net of effects on income tax and minority interests, as follows:

	1 January 2004	31 December 2004
Equity before minority interests according with Portuguese GAAP	**391,511,313**	**488,747,135**
Asset retirement obligations (1)	(1,082,175)	(1,232,790)
Sale and lease back transactions (2)	(1,031,728)	(854,860)
Provisions for restructuring (3)	10,850,538	7,367,541
Goodwill amortization (4)	-	14,722,390
Purchase accounting (5)	-	(1,382,916)
Start-up and research and development expenses (6)	(11,001,661)	(8,475,905)
Deferred costs (7)	(1,208,233)	(377,120)
	(3,473,259)	9,766,340
Impact of IFRS adjustments on minority interests	11,925	(402,050)
Adjustments net of minority interests	**(3,461,334)**	**9,364,290**
Equity excluding minority interest under IFRS	**388,049,979**	**498,111,425**

The reconciliation between PGAAP and IFRS of net income attributable to the equity holders of the parent for the year ended 31 December 2004 is shown net of effects on income tax and minority interests, as follows:

	2004
Net income according with Portuguese GAAP	**110,083,957**
Asset retirement obligation (1)	(150,615)
Sale and lease-back transactions (2)	176,868
Provisions for restructuring (3)	(3,482,996)
Goodwill amortization (4)	14,722,390
Purchase accounting (5)	(1,382,916)
Start-up and research and development expenses (6)	2,525,757
Deferred costs (7)	831,113
	13,239,600
Impact of IFRS adjustments on minority interests	(413,975)
Adjustments net of minority interests	**12,825,624**
Net income under IFRS	**122,909,582**



The reconciliation between PGAAP and IFRS of the balance sheets as of 1 January 2004 and 31 December 2004, is as follows:

	1 January 2004 (PGAAP)	IFRS Adjustments	1 January 2004 (IFRS)
Assets			
Current assets	297,427,764	(80,995,159)	216,432,605
Investments in group companies	59,233,963	(28,546,528)	30,687,435
Intangible fixed assets	247,041,009	(15,191,153)	231,849,856
Tangible fixed assets	295,116,763	(35,957,508)	259,159,255
Deferred taxes	-	80,662,522	80,662,522
Other non-current assets	1,838,690	23,917,178	25,755,868
Total assets	**900,658,189**	**(56,110,648)**	**844,547,541**
Liabilities			
Current liabilities	295,240,178	(16,579,920)	278,660,258
Accrued post-retirement liability	8,520,802	-	8,520,802
Other non-current liabilities	195,577,917	(36,057,469)	159,520,448
Total liabilities	**499,338,897**	**(52,637,389)**	**446,701,508**
Shareholder's equity			
Equity before minority interests	391,511,313	(3,461,334)	388,049,979
Minority interests	9,807,979	(11,925)	9,796,054
Total shareholder's equity	**401,319,292**	**(3,473,259)**	**397,846,033**
Total liablities and shareholder's equity	**900,658,189**	**(56,110,648)**	**844,547,541**

	31 December 2004 (PGAAP)	IFRS Adjustments	31 December 2004 (IFRS)
Assets			
Current assets	424,838,175	(161,985,523)	262,852,652
Investments in group companies	87,895,534	(39,904,394)	47,991,140
Other investments	-	1,277,047	1,277,047
Intangible fixed assets	350,606,059	(31,474,795)	319,131,264
Tangible fixed assets	309,541,727	(31,827,260)	277,714,467
Deferred taxes	-	165,191,581	165,191,581
Other non-current assets	24,218,750	20,606,088	44,824,838
Total Assets	**1,197,100,245**	**(78,117,256)**	**1,118,982,989**
Liabilities			
Current liabilities	288,667,437	5,368,746	294,036,183
Accrued post-retirement liability	8,846,352	-	8,846,352
Deferred taxes	-	2,877,987	2,877,987
Other non-current liabilities	400,043,245	(96,130,329)	303,912,916
Total liabilities	**697,557,034**	**(87,883,596)**	**609,673,438**
Shareholders' equity			
Equity before minority interests	488,747,135	9,364,290	498,111,425
Minority interests (Note 18)	10,796,076	402,050	11,198,126
Total shareholder's equity	**499,543,211**	**9,766,340**	**509,309,551**
Total liabilities and shareholder's equity	**1,197,100,245**	**(78,117,257)**	**1,118,982,989**

Exhibit I

1.1 Subsidiary Companies

1.2 Associated Companies

1.3 Jointly Controlled Companies

1.4 Equity Method Companies

EXHIBIT I – Details of Subsidiary, Associated and Investee Companies

1.1. Subsidiary Companies Included in the Consolidation

Company	Head Office	Activity	Percentage of Ownership Direct 12/31/2005	Effective 12/31/2005	Effective 12/31/2004
Parent company					
PT-Multimédia (parent company)	Lisbon	Management of investments in the multimedia business			
Pay TV					
PT Televisão por Cabo, SGPS, SA. ("PT TV Cabo")	Lisbon	Management of investment in television by cable market.	PT-Multimédia (100%)	100.00%	100.00%
TV Cabo Portugal ("TV cabo Portugal")	Lisbon	Distribution of television by cable and satellite, conception, realization, productionand broadcasting of television and programs, operation of telecommunications services.	PT Televisão Por Cabo (100%)	100.00%	100.00%
PT Conteúdos - Activ. de Televisão Produção de Conteúdos, SA ("PT Conteúdos")	Lisbon	Production and sale of television programs and advertising management.	PT Televisão Por Cabo (100%)	100.00%	100.00%
Premium TV Portugal, S.A. ("Premium TV") (a)	Lisbon	Development and promotion of "pay-TV" and multimedia services, including licensing of TV programs	PT Conteúdos (100,00%)	100.00%	100.00%
Cabo TV Açoreana, S.A. ("Cabo TV Açoreana")	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	83.82%	83.82%
Cabo TV Madeirense, S.A. ("Cabo TV Madeirense")	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (69.00%)	69.00%	69.00%
Audiovisuals					
Lusomundo Audiovisuais ("Lusomundo Audiovisuais")	Lisbon	Import, distribution, commercialization and production of audiovisual products	PT-Multimédia (100%)	100.00%	100.00%
Lusomundo Cinemas ("Lusomundo Cinemas")	Lisbon	Cinematic exhibition.	PT-Multimédia (100%)	100.00%	100.00%
Lusomundo Moçambique, Lda.("Lusomundo Moçambique")	Maputo	Cinematic exhibition.	Lusomundo Cinemas (100%)	100.00%	100.00%
Lusomundo España, SL ("Lusomundo España")	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT-Multimédia (100%)	100.00%	100.00%
Grafilme - Sociedade Impressora de Legendas, Lda. ("Grafilme")	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (55.56%)	55.56%	55.56%
Media (a)					
Lusomundo Serviços, SGPS, S.A. ("Lusomundo Serviços")	Lisbon	Management of investments	PT-Multimédia	-	100.00%

			(100%)		
Notícias Direct - Distribuição ao Domicílio, Lda. ("Notícias Direct")	Lisbon	Home delivery of publications and other services	Lusomundo Serviços (100%)	- -	100.00%
Lusomundo Media SGPS, S.A. ("Lusomundo Media")	Lisbon	Management of investments	Lusomundo Serviços (74.97)	-	74.97%
Global Noticias Publicações, SA ("Global Notícias")	Oporto	Newspaper edition and publication	Lusomundo Media (99.72%)	-	74.76%
Ocasião - Edições Periódicas, Lda. ("Ocasião")	Almada	Newspaper edition and publication	Global Notícias (99.98%) Lusomu7ndo Media (0.017%)	-	74.76%
Naveprinter - Indústria Gráfica do Norte, S.A. ("Naveprinter")	Oporto	Providing services on publishing and graphic art.	Global Notícias (90.98%)	-	68.01%
Açormédia - Comunicação Multimedia e Edição de Publicações, S.A. ("Açormédia")	Ponta Delgada	Providing services on edition of publications, audiovisual communication, multimedia services and edition of books.	Lusomundo Media (90,00%)	-	67.47%
Rádio Notícias - Produções e Publicidade, S.A. ("Rádio Notícias")	Lisbon	Developing activities on production of radio broadcast programs, including publicity products.	Lusomundo Media (67.71%) Notícias (15.00%)	Global	61.97%
Radiopress - Comunicação e Radiodifusão, Lda. ("Radiopress")	Oporto	Activities on radio broadcasting, edition and commercialization of records, and other kind of audiovisual material	Rádio Notícias (100%)	-	61.97%
RJN - Rádio Jornal do Norte, Lda.	Oporto	Developing activities on production of radio broadcast programs, including publicity products.	Rádio Notícias (100%)	-	61.97%
TSF - Radio Jornal de Lisboa, Lda.("TSF")	Lisbon	Radio broadcasting including production of programs and publicity products.	Rádio Notícias (100%)	-	61.97%
Jornal do Fundão Editora, Lda.	Fundão	Newspaper edition and publication	Lusomundo Media (51.34%)	-	38.49%
Other segments					
Lusomundo Editores, LDA ("Lusomumdo Editores")	Lisbon	Movies distribution.	PT-Multimédia (100%)	100.00%	100.00%
Lusomundo - Sociedade de investimentos imobiliários SGPS, SA ("Lusomundo SII")	Lisbon	Management of Real Estate.	PT-Multimédia (99.87%)	99.87%	99.87%
Empracine - Empresa Promotora de Actividades Cinematográficas, Lda. ("Empracine")	Lisbon	Developing activities on movies exhibition.	Lusomundo SII (100%)	99.87%	99.87%
Lusomundo Imobiliária 2, S.A.("Lusomundo Imobiliária 2")	Lisbon	Management of Real Estate.	Lusomundo SII (99.80%)	99.68%	99.68%

(a) These companies were sold during 2005 as part of the sale of the media business.

1.2. Associated Companies

Company	Head Office	Activity	Percentage of Ownership Direct 12/31/2005	Effective 12/31/2005	Effective 12/31/2004
Diverfun - Centros de Recreio, S.A. ("Diverfun") (e)	Lisbon	Establishment and management of entertainment spaces.		-	100.00%
Empresa de Recreios Artísticos, Lda.(Empresa de Recreios Artísticos") (a)	Lisbon	Cinematic exhibition	PT-Multimédia (4.03%) Lusomundo SII (87.90%)	91.82%	91.82%
Mundifun - Centros de Recreio, Lda. ("Mundifun") (e)	Lisbon	Establishment and management of entertainment spaces		-	33.33%
Distodo - Distribuição e Logística, Lda.("Distodo") (b)	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Audiovisuais (50.00%)	50.00%	50.00%
Lisboa TV - Informação e Multimédia, S.A. ("Lisboa TV")	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos (40.00%)	40.00%	40.00%
Warner Lusomundo Sogecable Cines de España, S.A. ("Warner Lusomundo España") (c)	Madrid	Management of entertainment activities.			33.33%
Octal TV, S.A. ("Octal")	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad band television.	PT-Multimédia (20%)	20.00%	20.00%
SGPICE - Sociedade de Gestão de Portais de Internet e Consultoria a Empresas, S.A. ("Pme Link") (d)	Lisbon	Developing activities providing global products and services for internet support.	PT-Multimédia (11.11%)	11.11%	11.11%
Grande Reportagem - Sociedade Editora, Lda. ("Grande Reportagem")	Lisbon	Edition, commercialization, distribution and import/export of both periodical and non-periodical publications.		-	74.97%
Radio Comercial dos Açores, Lda ("Rádio Comercial dos Açores")	Ponta Delgada	Radio broadcasting and communication		-	67.47%
Rádio Canal Aberto, Lda. ("Rádio Canal Aberto")	Ponta Delgada	Rádio broadcasting and communication activities.		-	53.98%
Empresa Gráfica Funchalense, S.A. ("Gráfica Funchalense")	Lisbon	Services provider of graphic art namely typography, lithography, plasticizing, book binding, photocomposition and offset.		-	50.00%
24 Horas, INC	Newark	Edition of publications		-	38.13%
Vasp - Sociedade de Transportes e Distribuições, Lda. ("Vasp")	Sintra	Providing distribution services of publications and other products.		-	33.33%
Empresa do Diário de Notícias do Funchal, Lda. ("Diário de Notícias do Funchal")	Funchal	Publications production and commercialization.		-	29.99%
Lusa - Agência de Notícias de Portugal, S.A. ("Lusa")	Lisbon	News agency		-	23.35%

(a) This company was excluded from full consolidation with the intention of PT-Multimédia proceeding with its liquidation, as it is not active. Nonetheless, financial participation was recorded using the equity method. If the company had been fully consolidated, its impact on consolidated financial statements would not have been significant.

(b) In 2005, Lusomundo Serviços disposed of its participation in this company to Lusomundo Audiovisuais.

(c) This company was disposed of in July 2005.

(d) The financial investment in Pme Link is recorded using the equity method, since the Portugal Telecom Group holds an aggregate of 33.33% of the company's capital.

(e) These companies were liquidated in December 2005.

(f) These companies were disposed of in 2005 in the context of the media sale.

1.3. Jointly Controlled Companies

Company	Headquarters	Main Activity	Percentage of ownership		
			Direct	Effective	Effective
			12/31/2005	12/31/2005	12/31/2004
Sport TV Portugal, S.A. ("Sport TV")	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos (50%)	50.00%	50.00%

1.4. Equity Method Companies

Company	Head Office	Activity	Percentage of ownership Direct 31,12,2005	Effective 31,12,2005	Effective 31,12,2004
PT-Multimédia - Serviços de Apoio à Gestão, S.A. (e)	Lisbon	Provision of support services to companies or groups of companies	PT-Multimédia (100%)	100.00%	100.00%
Empresa Cine Mourense, Lda. (a)	Moura	Cinematic exhibition	PT-Multimédia (99.46%)	99.46%	99.46%
Hotel Video - Prestação de Serviços, Lda. (a)	Lisbon	Installation and management of systems for diffusing videos in hotels and similar locations	PT-Multimédia (60.00%)	60.00%	60.00%
Canal 20 TV, S.A. (a)	Madrid	Distribution of televised products	PT-Multimédia (50.00%)	50.00%	50.00%
Socofil - Sociedade Comercial de Armazenamento e Expedição de Filmes, Lda. (a)	Lisbon	Distribution, exhibition, import and management of cinematography products and organization and management of spectacles	PT-Multimédia (45.00%)	45.00%	45.00%
Hispormédica - Material de Cirurgia e Medicina, Lda.(a)	Lisbon	Distribution of hospital, orthopedic, pharmaceutical and optical material	PT-Multimédia (40.00%)	40.00%	40.00%
Turismo da Samba (Tusal), SARL (a)	Luanda	n/d	PT-Multimédia (30.00%)	30.00%	30.00%
Filmes Mundáfrica, SARL (a)	Luanda	Cinematic exhibition	PT-Multimédia (23.91%)	23.91%	23.91%
Gesgráfica - Projectos Gráficos, Lda.	Oporto	Graphic production	Empresa Recreios Artísticos (20.00%)	18.36%	18.36%
Companhia de Pesca e Comércio de Angola (Cosal), SARL (a)	Luanda	n/d	PT-Multimédia (15.78%)	15.76%	15.76%
Caixanet - Telecomunicações e Telemática, S.A.	Lisbon	Telecommunication services	PT-Multimédia (5.00%)	5.00%	5.00%
Apor - Agência para a Modernização do Porto	Oporto	Development of modernizing projects in Oporto	PT-Multimédia (3.30%)	2.04%	2.04%
Cypress Entertainment Group, Inc ("Cypress")	Delaware	Movie production	Lusomundo Audiovisuais (2.02%)	2.02%	2.02%
Spyglass Entertainment Group, LLC	Burbank	Movie production	Lusomundo Audiovisuais (2.09%)	2.00%	2.00%
Lusitânea Vida - Companhia de Seguros, S.A ("Lusitânia Seguros")	Lisbon	Insurance services	PT-Multimédia (0.06%)	0.06%	0.06%
Lusitânea Vida - Companhia de Seguros, S.A ("Lusitânia Seguros")	Lisbon	Insurance services	PT-Multimédia (0.04%)	0.04%	0.04%
NP - Notícias de Portugal, CRL ("Notícias de Portugal")	Lisbon	News agency	Global Notícias (13.8%) Açormédia (3.45%) TSF (3.45%)	14.78%	14.78%

Publicultura - Sociedade de Informação e Cultura, S.A.	Lisbon	Cultural and social communication projects	Global Noticias (5.00%)	4.04%	4.04%

(a) The investment in these companies are fully provisioned.

(b) These companies were sold following the disposal of the investment in Lusomundo Media in 2005.

(c) These companies were liquidated in 2005.

(d) This company was judicially dissolved.

(e) Companies without activity.

STATUTORY SOLE SUPERVISOR'S AND AUDIT REPORTS ON THE CONSOLIDATED ACCOUNTS

REPORT AND OPINION OF THE STATUTORY SOLE SUPERVISOR



Ascenção, Gomes, Cruz & Associado - S.r.o.c.

Sociedade de revisores oficiais de contas

REPORT AND OPINION OF THE STATUTORY SOLE SUPERVISOR ON THE CONSOLIDATED REPORT AND ACCOUNTS

To the Board of Directors and Shareholders of

PT-MULTIMÉDIA - SERVIÇOS DE TELECOMMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.:

In accordance with our legal and statutory responsibility, during the preceeding year we monitored the management and the evolution of the activity of **PT-MULTIMÉDIA - SERVIÇOS DE TELECOMMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.** and of the businesses of the main companies of the **PT-MULTIMÉDIA GROUP**, and we became aware of the main decisions of the Company's Board of Directors and of its Executive Committee, from whom we received all of the clarifications and evidence we requested. We also regularly monitored the scope and conclusions of the work of both the internal and the external auditors of the Group.

As explained in the Management Report, the year 2005 was characterized by the growth of operating revenues, of EBITDA and of EBITDA Margin for the main businesses of **PT-MULTIMÉDIA GROUP**, with particular emphasis on the Pay TV and Broadband Internet business, namely due to the reinforcement and enrichment of the respective commercial offers and the continued efforts to reduce and monitor programming and other operating costs and expenses.

It is also worth pointing out the significant growth in investment, as a result of the digitalization program of the Pay TV service, as well as a result of the capitalization of the costs of the rights to use satellite capacity and of the rights to the exclusive use and enjoyment of distribution network capacity for conveying cable television signals, data, voice and others that TV CABO may develop in the future.

On February 28, 2005, and as required by paragraph 2 of Article 397 of the Corporate Business Code, we issued our favorable opinion on a proposal for the sale of the affiliated company LUSOMUNDO SERVIÇOS, SGPS, S.A. (which constituted the Company's media business) to CONTROLINVESTE - SGPS, S.A., a transaction which has been completed in the second semester, generating a capital gain, net of the related tax effect and provisions, of €17.8 million.

At the final phase of our work, we have examined the Consolidated Balance Sheet as at 31 December 2005, the Consolidated Statement of Profit and Loss, the Consolidated Statement of Changes in Shareholders' Equity and the Consolidated Statement of Cash Flows and related Notes to the Consolidated Financial Statements, as well as the Management Report for the fiscal year then ended, and we have issued the accompanying Statutory Sole Supervisor's Opinion on the Consolidated Accounts. As a result, it is our opinion that the Consolidated Financial Statements referred to above and the related Board of Directors' Management Report, insofar as it clarifies accounting information, comply with the applicable legal and statutory requirements and should be approved by the General Meeting.

In addition, we would like to express to the Board of Directors and the Company's staff our appreciation for the cooperation which was provided to us in the fulfilment of our supervisory functions.

Lisbon, 7 March 2006

/s/ ASCENÇÃO, GOMES, CRUZ & ASSOCIADO - S.R.O.C.
Represented by Dr. Mário João de Matos Gomes, Statutory Sole Supervisor

STATUTORY SOLE SUPERVISOR'S OPINION ON THE CONSOLIDATED ACCOUNTS

& **Ascenção, Gomes, Cruz Associado - S.r.o.c.**
Sociedade de revisores oficiais de contas

STATUTORY SOLE SUPERVISOR'S OPINION ON THE CONSOLIDATED ACCOUNTS

INTRODUCTION

1. We have examined the consolidated financial statements of **PT-MULTIMÉDIA - SERVIÇOS DE TELECOMMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.** ("PT-MULTIMÉDIA Group ") for the fiscal year 2005, comprising the Consolidated Balance Sheet as at 31 December 2005 (which reflects a balance sheet total of €1,000,800,895 and a total shareholders' equity of €438,674,960, including a consolidated net income for the year attributable to the Company's shareholders of €111,669,760 and total minority interests of €9,554,311), the Consolidated Statement of Profit and Loss, the Consolidated Statement of Changes in Shareholders' Equity and the Consolidated Statement of Cash Flows for the year then ended and the related Notes to the Consolidated Financial Statements. These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards ("IFRSs") as adopted by the European Union (Notes 2 and 40).

RESPONSIBILITIES

2. The Board of Directors is responsible for the preparation of consolidated financial statements which present a true and fair view of the state of affairs of the group of companies included in the consolidation, of the consolidated results of its operations, of the movements in its shareholders' equity and of its consolidated cash flows, as well as for the adoption of adequate policies and criteria and for the maintenance of appropriate systems of internal control.

3. It is our responsibility to report our independent professional opinion, based on our examination of such consolidated financial statements.

BASIS OF OPINION

4. Our examination was made in accordance with generally accepted Portuguese Statutory Auditing Standards, which require our audit to be planned and performed in order to provide reasonable assurance that the consolidated financial statements are free from material misstatements. Therefore, our audit included (a) verification that the financial statements of the companies included in the consolidation were appropriately examined and assessment of the estimates, which were based on judgments and criteria defined by the Board of Directors, used in the preparation of the financial statements, (b) checking of the consolidation operations, (c) assessment of the adequacy of the accounting policies adopted, of their consistent application, and of the related disclosures, under the circumstances, (d) examination of the adequacy of the going concern basis of preparation of the financial statements, and (e) evaluation of the overall adequacy of the presentation of the consolidated financial statements.

5. Our examination also included the checking of the agreement of the financial information included in the Management Report with the consolidated financial statements.

6. We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

OPINION

7. In our opinion, the consolidated financial statements mentioned above give a true and fair view, in all material respects, of the consolidated financial condition of the PT-MULTIMÉDIA Group as at 31 December 2005, and of its consolidated results of operations, changes in shareholders' equity and consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards ("IFRSs") as adopted by the European Union.

EMPHASIS

8. As explained in Notes 2 and 40 to the Consolidated Financial Statements, in 2005 PT-MULTIMÉDIA Group adopted for the first time the IFRSs in the preparation of its consolidated financial statements, with 1 January 2004 as the related transition date; the negative effect of the transition adjustments as at such date resulting from the initial adoption of IFRSs, amounted to €3,461,334, net of minority interests, which were recorded as a reduction to shareholders' equity, in accordance with IFRS 1.

Lisbon, 7 March 2006

/s/ ASCENÇÃO, GOMES, CRUZ & ASSOCIADO - S.R.O.C.

Represented by Mário João de Matos Gomes, Statutory Sole Supervisor

AUDIT REPORT PREPARED BY AUDITOR REGISTERED WITH THE CMVM*

* Commissão de Mercado de Valores Mobiliários, the Portuguese Securities Exchange Commission

Deloitte

Deloitte & Associados, SROC S.A.
Inscribed in the OROC no. 43
Registered with the CMVM no. 231

Edifício Atrium Saldanha
Praça Duque de Saldanha, 1 - 6°
1050-094 Lisboa
Portugal

AUDITOR'S REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Introduction

1. Pursuant to the dispositions of article 245 of Portuguese Securities Market Code we hereby present our Auditors' Report on the consolidated financial information contained in the Board of Directors' Report and the consolidated financial statements of PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("the Company") for the year ended 31 December 2005,which comprise the consolidated balance sheet that presents a total of 1,000,800,895 Euros and shareholders' equity of 438,674,960 Euros, including a net profit attributable to shareholders of the Company of 111,669,760 Euros, the consolidated statements of profit and loss by nature, cash flows and changes in shareholders' equity for the year then ended and the corresponding notes.

Responsibilities

2. The Company's Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, the consolidated results of their operations, the consolidated cash flows; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards adopted in the European Union, that is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate systems of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position and results of operations.

3. Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Share capital: 500,000 euros - NIPC: 501 776 311 - Licensed in the CRC of Lisbon under no. 11,743
Headquarters: Edifício Atrium Saldanha, Praça Duque de Saldanha, 1 - 6°, 1050-094 Lisboa
Tel: +(351) 210 427 500; Fax: +(351) 210 427 950 - www.deloitte.com/pt
Porto: Edifício Aviz, Av. da Boa Vista, 3523 - 1 °, 4100-139 Porto - Tel: +(351) 226 191 300; Fax: +(351) 226 101 204

Member of
Deloitte Touche Tohmatsu



Deloitte

Deloitte & Associados, SROC S.A.
Inscribed in the OROC no. 43
Registered with the CMVM no. 231

Scope

4. Our audit was performed in accordance with the Auditing Standards ("*Normas Técnicas e as Directrizes de Revisão/Auditoria*") issued by the Portuguese Institute of Statutory Auditors ("*Ordem dos Revisores Oficiais de Contas*"), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. An audit also includes verifying that the consolidated financial information included in the consolidated Board of Directors' Report is consistent with the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5. In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly in all material respects, the consolidated financial position of PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. as of 31 December 2005 and the consolidated results of its operations, its consolidated cash flows and changes in shareholders' equity for the year then ended, in conformity with International Financial Reporting Standards adopted in the European Union and the financial information contained therein is, in terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Deloitte

Deloitte & Associados, SROC S.A.
Inscribed in the OROC no. 43
Registered with the CMVM no. 231

Emphasis

6. As disclosed in note 2 to the accompanying consolidated financial statements, the Company presented for the first time, in 2005, consolidated financial statements prepared according to International Financial Reporting Standards adopted by the European Union (IAS/IFRS). The Company applied the dispositions of IFRS 1 – First-time Adoption of International Financial Reporting Standards, in the transition process from Portuguese Accounting Standards ("POC") to IFRS. Accordingly, the transition date for IFRS was 1 January 2004 and the financial information reported as of this date and for the year ended 31 December 2004, previously presented under the dispositions stated in POC, was restated to IFRS for comparative purposes. In note 40 to the accompanying consolidated financial statements, the Company discloses additional information related with the transition process, as required by the International Financial Reporting Standards adopted in the European Union.

Lisbon, March 7, 2006

/s/ DELOITTE & ASSOCIADOS, SROC S.A.

Represented by Manuel Maria Reis Boto



CHAPTER 0. DECLARATION OF COMPLIANCE

In accordance *Comissão do Mercado de Valores Mobiliários* ("CMVM") Regulation # 7/2001, as amended by CMVM Regulation # 11/2003 and CMVM Regulation # 10/2005, it is recorded that PT-Multimédia, with the single exception referred to below (considering the adoption by the open company that is a subsidiary), adopts, in their totality, the CMVM recommendations for governance of listed companies, namely:

- Recommendation 1: Contact with investors
- Recommendation 2: Voting rights
- Recommendation 3: System for internal controls
- Recommendation 4: Defensive measures against takeover bids
- Recommendation 5: Composition of the Board of Directors
- Recommendation 5-A: Non-executive directors
- Recommendation 6: Independent board members
- Recommendation 7: Committees for internal control
- Recommendation 8: Compensation of the Board of Directors
- Recommendation 8-A: Submission of policy regarding compensation of governance bodies to the General Meeting
- Recommendation 9: Independence of the compensation committee
- Recommendation 10: Proposal for allotment of shares
- Recommendation 10-A: Policy for disclosing irregularities

With respect to CMVM's recommendations, PT-Multimédia continues not to follow the final part of CMVM Recommendation #8, with respect to disclosure of individual compensation for members of the Board of Directors, considering that option not to give the most correct view and understanding of the matter.

PT-Multimédia believes that it is important to disclose to its shareholders the overall amount of compensation paid to the members of the board and, in particular, to the corporate management team making up the Executive Committee, for which this information is disclosed in point 4.1. of this report.

However, because corporate Boards of Directors in Portugal operate on principles of collegiality and solidarity (which means, among other things, the legal imposition of joint and several liability), it is not believed to be necessary to detail the individual compensation paid to each member of the governing bodies.

In addition, as international studies have recognized, the cited advantages of increased disclosure have a trade-off in susceptibility to increased costs, in that, in addition to the risks of vulnerability and extensive debate about compensation to the influence on other types of considerations (e.g., political, social and media exposure considerations) that depreciate them, the public disclosure of individual compensation for members of boards of directors is a risk in light of the interests of shareholders, taking away flexibility and efficiency, whether from the Board of Directors in assembling the best management team or in the alignment with the interests of the company in the process of deciding compensation, potentially creating a bias toward certain forms of compensation in comparison to others.

Because of this, PT-Multimédia disagrees and has not adopted disclosure of individual compensation of the members of the Board of Directors, maintaining that the analysis by shareholders of the company administration's performance should be



made collectively, with it being the responsibility of the Chairmand of the Board, first, as well as of the President of the Executive Committee, to analyze the individual performance of each administrator and their individual compensation.

On another matter, although PT-Multimédia had not adopted any measures for defense against takeover bids as of December 31, 2005, the CMVM understood, per its Analysis of Fulfillment of Recommendations on Governance of Listed Companies, that PT-Multimédia had not complied with CMVM Recommendation #4.

With respect to this matter, the by-laws of PT-Multimedia, in addition to special rights in favor of owners of Class A shares that are described below, contain only, in Article 12 thereof, a limitation on the vote that may be exercised by a single shareholder. No single shareholder can exercise voting rights, in his own name or through a representative, representing more than 5% of PT-Multimedia's share capital.

This arrangement, which translates into increased shareholder democracy (reducing the voting power of majority shareholders and correspondingly increasing the voting power of the minority) is also usually understood as susceptible to interfering in the outcome of takeover bids (to the extent that obtaining control requires higher degrees of shareholder participation).

However, this possible effect should be viewed together with the incentive created for the improvement of an offer, since only high levels of adherence by shareholders allow the offeror to reach a threshold permitting control.

The relative disfavor with these types of provisions at times in recent years is largely a thing of the past, as one can see from the fact that the bill for conversion of Directive 2004/25/CE of April 21, 2004 relative to public acquisition offers, treats the matter as an optional one, permitted by the community measure, with respect to its neutralization in the case of public acquisition offers.

Relative to the CMVM recommendations, the following table summarizes the main relevant aspects.

SUMMARY REGARDING ADOPTION OF CMVM RECOMMENDATIONS	
CMVM RECOMMENDATIONS	ADOPTED MEASURES
I - Information Disclosure *1. The company must ensure that it has permanent contact with the market, that the principle of equality among shareholders is upheld and that uneven access of investors to information is prevented. To that end, companies should set up an investor support office.*	The following channels for communicating with investors exist and/or are being developed: ▪ Department for Investor Relations (see point 7 of this report) ▪ Unrestricted website access (www.ptmultimedia.pt).
II - The Exercise of Voting Rights and Representation Rights by Shareholders *2. The active exercising of voting rights, whether directly, by post or by proxy, should not be restricted. To this end, the following examples are considered to restrict the active exercise of voting rights:* *a) The imposition of a period of more then 5 working days between the deposit or blocking of shares and permission to participate in the general meeting;* *b) any statutory restriction on postal voting;* *c) the imposition of a requirement that postal votes be received more than 5 days in advance;* *d) the non-availability of voting slips for shareholders wishing to submit their vote by post.*	▪ There is no restriction in the by-laws to voting by correspondence; ▪ There is no imposition of a period of more than 5 working days for the reception of a declaration of vote submitted by correspondence; ▪ Voting slips for exercising one's vote by correspondence are available (by website, by physical delivery or electronic mail by the Investor Relations Department when solicited by the shareholder); ▪ Period for blocking shares for participation in the General Meeting is not more than 5 working days; ▪ Electronic means can be used to exercise voting rights; ▪ Voting through a representative is allowed without any restrictions, with the collaboration of the Investor Relations Department to all interested shareholders.
III - Corporate Rules *3. It is recommended that companies establish an internal control system, for the efficient detection of risks linked to their activity, as a means of safeguarding their assets and enhancing the transparency of their corporate governance practices.*	▪ Adoption of a developed, integrated and efficient system for internal control with the purpose of detecting and mitigating risks inherent to the corporation's activity (per point 5 of this report).
4. Measures adopted to prevent the success of takeover bids should respect the interests of the company and its shareholders. Measures considered contrary to these interests include defensive clauses intended to cause an automatic erosion of company assets in the event of the transfer of control, or of changes to the composition of the board which prove detrimental to the free transferability of shares and the free assessment by shareholders of the performance of members of the board.	▪ Inexistence of measures in the corporate bylaws that prevent the success of takeover bids; ▪ Inexistence of defensive clauses that cause automatic erosion of company assets in the case of transfer of control or changes to the composition of the board (without impeding normal clauses for altering control of a non-defensive nature, meant to protect the counterparties in terms complying with international practices).



CMVM RECOMMENDATIONS	MEASURES FOR ADOPTION
IV - Board of Directors *5. The board should be composed of a number of members who provide effective guidance for the management of the company and the persons responsible for said management.*	▪ Effective guidance of company management by the board; ▪ Separation and delineation of roles for control and supervision relative to the board, and management through the existence of board members with executive functions and non-executive functions.
5-A. The board of directors should include a sufficient number of non-executive directors, whose role it is to continuously monitor and assess the management of the company by the executive members of the board. Members of other corporate bodies may exercise ancillary roles or, at the very most, substitute board members, if the supervisory powers involved are equivalent and exercised in fact.	▪ Of the 14 members of the Board, 8 are independent, non-executive members.
6.The board of directors should include at least one member that is not associated with specific groups of interests, in order to preserve company's interests.	▪ The Board is fundamentally composed of members who are not associated with specific interest groups; ▪ Constant evaluation by the Board of Directors of the independence of its members.
7. The board of directors should create internal audit committees, with the power to assess the corporate structure and its governance.	Existence of a Governance Committee whose functions are: ▪ evaluation of the Grupo PT corporate governance structure; ▪ revision and improvement of policies and practices conducted in corporate government; ▪ prevention of conflicts of interests and correction of information.
8. The compensation of members of the board of directors should be structured in such a way as to permit the interests of board members to be in line with those of the company, and should be disclosed annually in individual terms.	▪ Annual disclosure of overall amounts of compensation given to members of the board of directors, detailing which is a fixed component and which is variable, which is remuneration for executive members and which is for non-executive members.
8-A. A declaration on the policy for compensating members of a company's corporate bodies should be submitted to the attention of shareholders at the annual general meeting.	▪ A declaration of the policy for compensating the governing bodies can be found in the presentation by the Compensation Committee to the 2006 Annual General Meeting.
9. Members of the compensation committee or equivalent should be independent as regards the members of the board of directors.	▪ Remuneration set for the governing bodies by the Compensation Committee, which is elected by shareholders and made up exclusively of members independent from the board of directors.
10. Any proposal submitted to the general meeting with regard to the approval of plans for the allotment of shares and/or options to purchase shares from members of the board of directors and/or employees should contain all information necessary to correctly evaluate the plan. The terms of the plan, if available, should accompany the proposal.	▪ This is not applicable in that there are no plans in force for allotment of shares or options to acquire shares.
10-A. The company should adopt a policy whereby alleged irregularities occurring within the company are reported, containing the following information: The method through which the irregular practices may be reported internally, including the persons permitted to receive such information, the manner in which such reports are to be dealt with, including confidential treatment of the information, if such is the wish of the person making the declaration. The general direction of this policy should be disclosed in the corporate governance report.	▪ Although the corporation has not adopted a specific policy for communication of irregularities it benefits from the system adopted for the Portugal Telecom Group (per point 6.5 of this report).

CHAPTER 1. ORGANIZATIONAL STRUCTURE OF PT-MULTIMÉDIA

PT-Multimédia is structured along business lines, corresponding to 3 large cores: Pay TV and broadband internet business, Audiovisual business and Content business. The Business Units are coordinated by the Executive Committee with support from 8 Corporate Units. The reporting from participating companies is functional, not hierarchical, permitting easier communication.

On August 25, 2005, PT-Multimédia finalized the sale of its participation in Lusomundo Serviços, SGPS, S.A. (which consisted of the media business of the group) to Olivedesportos - Publicidade, Televisão e Media, S.A., a corporation wholly owned by Controlinveste, SGPS, S.A.


P T
Multimedia
Corporate Departments
Secretary General
Relationship w/ Investors
Planning & Control
Human Resources
Communication & Image
Technology Mgt & Information Systems
Legal Services
Finance & Administration
Business Units
Pay TV & Broadband Internet
Content
Audiovisual
Cable TV
Satellite TV
Broadband Internet
Programming management
Management of publicity for Pay TV
Cinematic exhibition
Cinematic distribution
Video distribution

PT-Multimédia's Executive Committee is directly involved in the daily management of its various business units, with the Executive Committee and/or Board of Directors of the main companies that make up those business units presided over by by one of the PT-Multimédia Executive Committee's members. The goal is to obtain a simple structure that allows for agility in decision-making and rapid execution of the defined strategy.

The corporate units are, as was already stated, organized to coordinate the various businesses, reporting to the Executive Committee. They are divided into the following units with their respective responsibilities:

- Secretary General: guarantee the necessary support for holding meetings of the shareholders, Boards of Directors and Executive Committees of the companies of PT-Multimédia; ensure the updating and disclosure of various corporate documents, guaranteeing legal compliance and compliance with corporate acts in sight of their certification; ensure administrative support management to the managing bodies;

- Investor Relations: ensure appropriate interaction with the financial community (investors, shareholders and market regulatory bodies), namely through providing financial and company information about PT-Multimédia;
- Finance and Administration: prepare accounting and financial information necessary to guarantee compliance with obligations to provide information about PT-Multimédia; guarantee the consistent application of accounting principles by Grupo PT companies, ensure the fulfillment of PT-Multimédia's fiscal obligations and guarantee the fiscal oversight of Grupo PT;
- Human Resources: assist the Executive Committee in defining objectives and policies for Human Resources, develop instruments for Human Resources management and ensure the coordination, communication and harmonization of Human Resources management practices within the PT-Multimédia companies;
- Planning and Control: develop, implement and manage a system for planning and control at an operational and financial level for PT-Multimédia, including the diverse sub-holdings of the company;
- Technology Management and Information Systems: oversee strategic decisions related to technology and information systems with Portugal Telecom, SGPS, S.A. (hereafter referred to as "PT SGPS") so as to create competitive advantages for PT-Multimédia, ensuring the definition and management of the Information Systems and Technology platform for PT-Multimédia, centralizing processes;
- Legal Services: guarantee legal support and consistency in legal procedures within the PT-Multimédia universe;
- Communication and Image: define the policy for institutional communication and representation in accordance with strategy and objectives set by the PT-Multimédia Executive Committee, ensuring coordination, articulation and overall consistency of communications and the institutional image in the PT-Multimédia Group.

The PT-Multimédia Board of Directors is responsible for managing corporate activity, with its responsibilities being defined in the corporate by-laws. Day-to-day management of the corporation is undertaken by the Executive Committee. Oversight of governance activity of the company is the responsibility of a Statutory Auditor and an alternate, which are elected by the General Meeting of Shareholders for terms of 3 years.

CHAPTER 2. GOVERNANCE BODIES

1. General Meetings of Shareholders

1.1. Composition and mode of operation

The General Meeting of Shareholders, a governing body of PT-Multimédia made up of shareholders with the right to vote, normally meets once per year or at the request of the Chairman of the General Meetings, the Board of Directors, the Statutory Auditor or by shareholders representing at least 5% of share capital.

The Officials of the General Meetings for PT-Multimédia were elected for a period of 3 years and are the following:

- Dr. Miguel Galvão Teles (President);
- Dr. Nuno Maria Macedo Alves Mimoso (Secretary).

In February 2006, the Chairman of the General Meetings resigned from his position. An election of a new President to complete the corresponding 3-year mandate for 2004-2006 is planned for the General Meeting of Shareholders to take place on April 19, 2006.

1.2 Participation and exercising the right to vote

According to the corporation's by-laws, each €100 of capital (which currently corresponds to 400 shares) corresponds to a vote, with the ability of shareholders who hold less than that capital sum to group together and to be represented by a member of the group, having among themselves the necessary sum to exercise the right to vote.

To confirm ownership of the right to vote, by-laws demand proof (up to 5 working days before the respective meeting) of inscription of the shares in a documented securities account.

Shareholders can directly participate in the General Meetings or can do so via representation to the full extent set forth in the Portuguese Commercial Business Code. An instrument of representation such as a signed letter that is directed to the Chairman of the General Meeting is sufficient.

Proposals to be submitted by the Board of Directors to the General Meetings, legally required reports and any other preparatory information are made available to shareholders at the corporate headquarters and on the company's website within a period of not less than 15 days before the meeting.

With the intention of facilitating access to this information, particularly for foreign shareholders, the Investor Relations Department will send the same documents by post, fax or electronic mail if requested.

There are no restrictions for voting via correspondence or by electronic means, which may be used to vote all legally presented matters. Shareholders with the right to vote may do so by correspondence with an unequivocal declaration of how they wish to vote on each of the items on the agenda of the General Meeting of Shareholders. To this effect, voting bulletins are available to shareholders at the company's headquarters and can also be delivered personally or through electronic mail, or can be obtained from the company's website.

Voting declarations, with accompanying required documents, should be inserted in a closed envelope, directed to the Chairman of the General Meeting, presented by hand at the corporate headquarters or received by registered mail by 5 working days before the General Meeting date.

With respect to exercising a vote via electronic means, this was approved in 2005 by the General Meeting and the company by-laws were altered as such. Therefore, as an alternative to voting by correspondence, the April 19, 2006 General Meeting will make this form of voting available for the first time to shareholders, with the overall exercising of voting rights by electronic means to be subject to the Chairman of the General Meeting to verify the conditions needed with respect to security and reliability.

The results from deliberation and voting of the General Meeting are communicated by the company on its website as well as through its Investor Relations Department.

1.3 Main responsibilities of the General Meeting

The main responsibilities of the General Meeting are:

- Elect the Board of Directors, Statutory Auditor or Fiscal Council and the Officials of the General Meeting;
- Approve the management report and accounts from the fiscal year;
- Discuss changes to the by-laws;
- Discuss the proposal for application of fiscal year results, capital increases, issuances of debt obligations or other securities, as well as authorize the guidelines for decisions about these matters by the Board of Directors;
- Elect the Compensation Committee.

1.4 Compensation Committee

The Compensation Committee is a body elected directly by PT-Multimédia shareholders according to art. 13, #4, (e) of the company's by-laws, composed exclusively of members that are independent of other corporate bodies and whose main function is to set the compensation of the members of the governing bodies of the company.

In order to accomplish this task, the Compensation Committee constantly monitors and evaluates the performance of board members, verifying to what extent proposed objectives have been attained and meeting together as necessary.

The Compensation Committee is currently composed of the following members:

- Carlos Manuel de Lucena e Vasconcellos Cruz;
- Iriarte José Araújo Esteves;
- Paulo Jorge da Costa Gonçalves Fernandes.

The nomination and selection of members who make up the Compensation Committee is carefully considered, keeping in mind the guarantee of impartiality and pursuit of the company's interests, which is the reason that not one of the members has any family connection to a member of the Board by means of marriage or kinship of any kind to the third degree, ensuring by these means the strict compliance with independence standards in accordance with the CMVM recommendations.

The company always makes external consultants specializing in diverse areas available to members of the Compensation Committee, at the expense of the company.

1.5 Deliberations of the 2005 General Meeting

The last annual General Meeting of Shareholders took place on March 30, 2005, continued on April 28, 2005. The following was discussed:

- Approve the Management Report and Accounts from the 2004 fiscal year;
- Approve the Management Report and Consolidated Accounts from the 2004 fiscal year;
- Approve proposal for application of profits;
- Elect the Chairman of the General Meeting;
- Ratification of election of the board member António Domingues;
- Approve the plan for acquisition and disposal of treasury shares;
- Approve and change the company by-laws, specifically the change to number 2 and the adding of a number 3 to Article 4; change to number 2 and the addition of a number 3 to Article 7 and the alteration of numbers 2, 3 and 4 and the addition of a number 11 to Article 12;
- Approve the share buyback program and reduction of share capital, meaning a reduction of up to €7,844,846 with the purpose of freeing extra capital related to that program, by means of extinction of up to 15,689,692 treasury shares to acquire in execution of deliberation, as well as connected reserves and the alteration of the by-laws as a result of the reduction decision (Article 4 of the by-laws); and
- Approve the acquisition and disposal of other treasury securities.

The shareholders also registered a note of appreciation to all members of the board of directors and the fiscal board in recognition of the administrative and oversight activities performed.

2. Board of Directors

2.1 Roles and Responsibilities

The Board of Directors is responsible for the global leadership of PT-Multimédia and its general strategic orientation as well as the execution of management (through its Executive Committee) and supervisory functions, creating a balance between medium, long-term and short-term corporate objectives in serving the interests of the corporation and of the Shareholders.

According to by-laws, it is the responsibility of the board of directors to manage the corporation's businesses, specifically: (i) the acquisition, disposal, rent and encumbrance of fixed and movable assets, commercial establishments, contributions and automotive vehicles; (ii) entering into contracts for financing and loans, including those of medium and long term, internal or external; (iii) the representation of the company in court and out of court, actively and passively, being able to desist, compromise and confess in any lawsuits and enter into any arbitration contracts; (iv) the constitution of attorneys-in-fact with powers that they deem convenient, including those of substitution; (v) the approval of activity plans and the budgets for investments and research; (vi) substitution, by terms of the by-laws, of board members whose position stands empty; (vii) the exercising of any other roles that are assigned by the General Meeting.



2.2 Composition and mode of operation

The Board of Directors of PT-Multimédia is composed of an odd number of members, with a maximum of 15, with the members being elected by majority vote. However, in the election of one-third of the Board members, including the President, that majority must include the majority of votes held by Class A shares.

Any shareholder, independent of its share ownership, can individually present proposals for election of the Board of Directors.

On the other hand, and in compliance with corporate law, a minimum of shareholders represented by at least 10% of the capital share who have won votes in the election of the Board of Directors can designate a member of the board. The mandate of the board members is 3 years, with the year of election considered to be one complete year, with no restrictions with regard to re-election of board members.

Members of the Board of Directors were elected by nomination of the majority shareholder, to PT SGPS, without indication of any type of representation. The Board of Directors is made up of management professionals with extensive experience, particularly in the telecommunications and financial industries. The Board is fundamentally composed of members who are not associated with specific interest groups, with an end of serving the interests of the corporation to the furthest extent possible.

The Board of Directors of PT-Multimédia is currently composed of the 14 following members[1]:

President:	Miguel António Igrejas Horta e Costa	
Executive Committee:	President:	Zeinal Bava
		Luís Miguel da Fonseca Pacheco de Melo
		Henrique Manuel Fusco Granadeiro
		Duarte Maria de Almeida e Vasconcelos Calheiros
		José Manuel de Morais Briosa e Gala
Non-Executive Members:	José Augusto Castelhano Nunes Egreja[2]	
	Manuel Fernando Moniz Espírito Santo Silva	
	Pedro Humberto Monteiro Durão Leitão	
	José Pedro Sousa de Alenquer	
	Joaquim Aníbal Brito Freixial Goes	
	António Domingues	
	Luís João Bordallo da Silva	
	Carlos Alpoim Vieira Barbosa	

Meetings are called by the President of the Board of Directors or, in extraordinary cases, by two Board Members or by the Statutory Sole Supervisors. Quorum for a meeting of the Board of Directors consists of a simple majority of the directors. In

[1] Because Joaquim Francisco Alves Ferreira de Oliveira resigned his voting position as a member of the Board of Directors in a letter dated May 31, 2005.

[2] In 2006, Non-Executive Member José Augusto Castelhano Nunes Egreja also resigned his position.

urgent cases, the President may dispense of this quorum requirement, if it has been guaranteed that the requirement will be met through votes by correspondence or proxy.

During the 2005 year, there were 6 meetings of the Board of Directors.

Members of the Board of Directors have equal voting rights, and all of their decisions are made by majority of votes, with the President having a tie-breaking vote.

There is currently a proposal for reducing the composition of the Board of Directors to 13 members to be analyzed at the 2006 Annual General Meeting, given that after the board member resignations that resulted in two seats open on the Board of Directors, such that it would not be necessary to proceed with filling such empty seats, taking into account the current activity and situation of the corporation.

2.3 Definition of the roles between the Board of Directors and the Executive Committee

In unitary administrative systems, predominant in Portugal as well as various European countries, the Board of Directors is a single entity that unites at its core the functions of managing the corporate business and the functions of supervision and oversight. In dualistic systems, these functions are given to two different entities.

For the best performance of these two larger types of functions, the Board of Directors of PT-Multimédia created an Executive Committee, delegating the functions of daily management and retaining the functions for supervision and control.

The responsibilities of leading the Board of Directors and assuming the executive management of the Group are distinct. Per the by-laws, the President of the Executive Committee is the leader of PT-Multimédia's management team and as such is responsible for operational and performance management. The President of the Board of Directors is entrusted with the following tasks:

- Representing the Board of Directors;
- Coordinating the activity of the Board of Directors and presiding over its meetings.

The Executive Committee provides information to the other directors, at each meeting and whenever necessary, about the relevant facts relating to the execution of their delegated powers. The Executive Committee equally provides additional information relative to the state of management that the Board of Directors requests, and must diligently implement the decisions made by the Board of Directors with respect to the information that was provided.

2.4 Functions performed by the Board of Directors in other Companies

The functions performed in other companies by each of the members of the Board are as follows:

Miguel António Igrejas Horta e Costa

Functions performed at other Portugal Telecom Group companies:

- President of the Executive Committee of Portugal Telecom, SGPS, S.A.
- President of the Board of Directors of PT Comunicações, S.A.
- President of the Board of Directors of PT Móveis - Serviços de Telecomunicações, SGPS, S.A.
- President of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, S.A.
- President of the Board of Directors of PT Ventures, SGPS, S.A

- President of the Board of Directors of Telecom Investimentos Internacionais - Consultoria Internacional, S.A.
- President of the Board of Directors of PT Sistemas de Informação, S.A.
- President of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A.
- President of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A.
- President of the Board of Directors of PT Prime, SGPS, S.A.
- President of the Board of Directors of Portugal Telecom Brasil, S.A.
- President if the Managing Board of PT Ásia, Limitada

Functions performed at other companies:

- Board Member of Telefónica, S.A.
- Board Member of Portugália, S.A.

Zeinal Bava

Functions performed at other Portugal Telecom Group companies:

- Managing Officer of Portugal Telecom, SGPS, S.A.
- President of the Executive Committee of TMN - Telecomunicações Móveis Nacionais, S.A.
- President of the Board of Directors of CATVP - TV Cabo Portugal, S.A.
- President of the Board of Directors of PT Televisão por Cabo, SGPS, S.A.
- President of the Board of Directors of Lusomundo Audiovisuais, S.A.
- President of the Board of Directors of Lusomundo Cinemas, S.A.
- President of the Board of Directors of PT Conteúdos - Actividade de Televisão e Produção de Conteúdos, S.A.
- President of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.
- President of the Board of Directors of Previsão - Sociedade Gestora de Fundos de Pensões, S.A.
- Board Member of PT Sistemas de Informação, S.A.
- Board Member of Portugal Telecom Investimentos Internacionais - Consultoria Internacional, S.A.
- Board Member of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A.
- Member of the Supervisory Board of Brasilcel, N.V.

Luís Miguel da Fonseca Pacheco de Melo

Functions performed at other Portugal Telecom Group companies:

- Board Member of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.
- Board Member of CATVP - TV Cabo Portugal, S.A.
- Board Member of Cabo TV Madeirense, SA.
- President of the Board of Directors of Cabo TV Açoreana, S.A.
- Board Member of PT Televisão por Cabo, SGPS, S.A.
- Board Member of Lusomundo Audiovisuais, S.A.
- Board Member of Lusomundo Cinemas, S.A.
- Board Member of PT Conteúdos - Actividade de Televisão e Produção de Conteúdos, S.A.
- Board Member of Sport TV, S.A.
- Manager of Lusomundo España, SL.

Henrique Manuel Fusco Granadeiro

Functions performed in other Grupo PT companies:

- Executive Board Member of Portugal Telecom, SGPS, S.A.
- President of the Board of Directors of Fundação Portugal Telecom

- Board Member of Fundação Eugénio de Almeida

Functions performed at other companies:

- Non-Executive Board Member of Aleluia - Cerâmica, Comércio e Indústria, S.A.
- Member of the Strategy Board of Banco Finantia
- Non-Executive Board Member of OPCA - Obras Públicas e Cimento Armado, S.A.

Duarte Maria de Almeida e Vasconcelos Calheiros
Functions performed at other Portugal Telecom Group companies:

- President of the Board of Directors of Lusomundo Imobiliária 2, S.A.
- President of the Board of Directors of Lusomundo Sociedade de Investimentos Imobiliários, S.A.
- President of the Executive Committee of Lusomundo Audiovisuais, S.A.
- President of the Executive Committee of Lusomundo Cinemas, S.A.
- Board Member of PT Conteúdos - Actividade de Televisão e de Produção de Conteúdos, S.A.
- Board Member of CATVP - TV Cabo Portugal, S.A.
- Board Member of PT Televisão por Cabo, SGPS, S.A.
- Manager of Lusomundo Moçambique, S.A.
- Manager of Lusomundo Editores, Lda.
- Manager of Distodo, Distribuição e Logística, Lda.
- Manager of Lusomundo España, SL.

José Manuel de Morais Briosa e Gala
Functions performed at other Portugal Telecom Group companies:

- Deputy Board Member of PT Conteúdos - Actividade de Televisão e de Produção de Conteúdos, S.A.
- Board Member of PT Televisão por Cabo, SGPS, S.A.
- Board Member of Lisboa TV, S.A.
- Board Member of Lusomundo Audiovisuais, S.A.
- Board Member of Lusomundo Cinemas, S.A.
- Board Member of Sport TV, S.A.
- Board Member of CST Companhia S. Tomense de Telecomunicações

José Augusto Castelhano Nunes Egreja
Functions performed at other Portugal Telecom Group companies:

- Board Member of CATVP - TV Cabo Portugal, S.A.
- Board Member of PT Televisão por Cabo, SGPS, S.A.
- Board Member of Lusomundo Audiovisuais, S.A.
- Board Member of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.

Manuel Fernando Moniz Galvão Espírito Santo Silva
Functions performed at other companies:

- President of the Board of Directors of Academia de Música de Santa Cecília
- President of the Board of Directors of Herdade da Comporta - Actividades Agro Silvícolas e Turísticas, S.A.
- President of the Board of Directors of Espírito Santo Health & SPA, S.A.
- President of the Board of Directors of Espírito Santo Industrial S.A.
- President of the Board of Directors of Euroamerican Finance Corporation, Inc.
- President of the Board of Directors of Espírito Santo Tourism (Europe), S.A.



- Vice President of the Board of Directors of Espírito Santo Tourism (Portugal) - Consultoria de Gestão Empresarial, S.A.
- President of the Executive Committee of Espírito Santo Resources, Limited
- Board Member of Banco Espírito Santo, S.A.
- Board Member of Bespar - Sociedade Gestora de Participações Sociais, S.A.
- Board Member of E.S.Control Holding, S.A.
- Board Member of Espírito Santo Bank of Florida
- Board Member of Espírito Santo Financial Group, S.A.
- Board Member of Espírito Santo Services, S.A.
- Board Member of Partran - Sociedade Gestora de Participações Sociais, S.A.
- Board Member of Santogal - Sociedade Gestora de Participações Sociais, S.A.
- Board Member of Sociedade de Investimentos Imobiliários Sodim, S.A.
- Board Member of Telepri - Telecomunicações Privadas, Sociedade Gestora de Participações Sociais, S.A.
- Chairman of the General Meeting of Shareholders of Espart - Espírito Santo Participações Financeiras, Sociedade Gestora e Participações Sociais, S.A.
- Chairman of the General Meeting of Shareholders of Quinta Patino - Sociedade de Investimentos Turísticos e Imobiliários, S.A.
- Chairman of the General Meeting of Shareholders of Sociedade Imobiliária e Turística da Quinta do Peru, S.A.

Pedro Humberto Monteiro Durão Leitão

Functions performed at other Portugal Telecom Group companies:

- Board Member of CATVP - TV Cabo Portugal, S.A.
- Board Member of PT Televisão por Cabo, SGPS, S.A.
- Board Member of PT Conteúdos - Actividade de Televisão e de Produção de Conteúdos, S.A.
- Board Member of Lusomundo Audiovisuais, S.A.
- Board Member of Lusomundo Cinemas, S.A.

José Pedro Sousa de Alenquer

Functions performed at other companies:

- President of the Board of Directors of SGPICE - Sociedade de Serviços de Gestão de Portais na Internet e de Consultoria de Empresas, S.A.
- Board Member of Caixaweb, SGPS, S.A.
- Board Member of PT Prime Tradecom - Soluções Empresariais de Comércio Electrónico, S.A.
- Board Member of Portal Executivo - Sociedade de Serviços, Consultoria e Informação de Gestão, S.A.
- Board Member of Caixaweb - Serviços Técnicos e de Consultoria, S.A.
- Board Member of Agência de Viagens Tagus, S.A.
- Board Member of Tagus Viajes, S.A.

Joaquim Aníbal Brito Freixial Goes

Functions performed at other Portugal Telecom Group companies:

- Board Member of Portugal Telecom, SGPS, S.A.

Functions performed at other companies:

- Board Member of Banco Espírito Santo, S.A.
- Board Member of BEST, Banco Electrónica de Serviço Total, S.A.
- Board Member of ES Tech Ventures, SGPS, S.A.

- Board Member of ESDATA - Espírito Santo Data, SGPS, S.A.
- President of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, S.A.
- Board Member of Companhia de Seguros Tranquilidade Vida, S.A.

António Domingues

Functions performed at other companies:

- Vice President of the Board of Directors of Banco Fomento, S.A.R.L. (Angola)
- Board Member of Banco BPI, S.A.
- Board Member of BPI Madeira, SGPS, Unipessoal, S.A.
- Board Member of Banco Comercial e de Investimentos, S.A.R.L. (Moçambique)
- Board Member of SIBS - Sociedade Interbancária de Serviços, S.A.

Luís João Bordalo da Silva

Functions performed at other companies:

- Board Member of Cinveste, SGPS, S.A.
- Board Member of HSF Engenharia, S.A.

Carlos Alpoim Vieira Barbosa

Functions performed at other Portugal Telecom Group companies:

- Board Member of PT Compras - Serviços de Consultoria e Negociação, S.A.;

Functions performed at other companies:

- President of ACP - Automóvel Club de Portugal
- President of the General Board of EMEL - Empresa Pública Municipal de Estacionamento de Lisboa, EM
- President of the General Board of PRP - Prevenção Rodoviária Portuguesa
- Board Member of Novorgim

Professional skills and professional activities carried out in the last 5 years:

Miguel António Igrejas Horta e Costa

Portuguese citizen, 57 years old. Elected for the first time in 2002. His term of office will end on December 31, 2006. President of the Executive Committee of Portugal Telecom, SGPS, S.A. since May 28, 2002. President of the Board of Directors of Portugal Telecom Investimentos Internacionais - Consultoria Internacional S.A. since April, 2004; President of the Board of Directors of PT Prime, SGPS, S.A. since February 2004; President of the Board of Directors of PT Comunicações, S.A.; President of the Board of Directors of PT Sistemas de Informação, S.A. since January 2004; President of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações and Sistemas, S.A. since June 2003; President of the Board of Directors of PT Compras - Serviços de Consultoria and Negociação, S.A. since May 2003; President of the Board of Directors of Fundação Portugal Telecom from March 2003 to December 2004; President of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) since December 2002; President of the Board of Directors of PT-Multimédia - Serviços de Telecomunicações and Multimédia, SGPS, S.A. since August 2002; President of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; President of the Board of Directors of PT Móveis, SGPS, S.A. and TMN - Telecomunicações Móveis Nacionais, S.A. since June 2002; President of the Board of Directors of Telesp Celular Participações, S.A.; President of the Board of Directors of PT Comunicações, S.A. since May 2002; Vice President of the Executive Committee of Portugal Telecom, SGPS, S.A. from April 2000 to May 2002; Vice President of the Board of Directors of PT Investimentos, SGPS, S.A. from 1999 to June 22, 2001; Vice President of the Board of Directors of Telesp Celular Participações S.A. from 1998 to November 2000; Vice President of the Board of Directors of PT-Multimédia - Serviços de Telecomunicações and Multimédia, SGPS, S.A. from

2000 to 2002; Member of the Board of Directors of Telesp Participações S.A. from 1998 to November 2000; Member of the Board of Directors of Telesp, S.A. from 1998 to November 2000; President of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 to 2002; President of Executive Committee of Portugal Telecom Internacional, SGPS, S.A. from 1998 to 2000; Member of the Board of Directors of Telefónica, S.A. since 1998; Member of the Board of Directors of SIC, S.A. from 1998 to 2000; Member of the Board of Directors of Aliança Atlântica Holdings since 1997; Vice President of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 1996 to 1997; Vice President of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1994 to 1995; Non-executive member of the Board of Directors of Portugália - Companhia de Transportes Aéreos, S.A. since 1993; Vice President of the Board of Directors of Banco ESSI, S.A. from 1992 to 1994; Non-executive member of the Board of Directors of BES Investimento, S.A. since 1999; President of the Board of Directors and Member of the Board of Directors of SIBS - Sociedade Interbancária de Serviços, S.A. from 1991 to 1995; President of the Board of Directors of Euroges Aquisições de Créditos a Curto Prazo, S.A. since 1991; Member of Board of Directors of Banco Espírito Santo e Comercial de Lisboa from 1990 to 1992; Vice President of Associação Industrial Portuguesa from 1990 to 1994; Secretary of State of Foreign Trade from 1987 to 1990; Vice President of the Board of Directors of CTT and TLP from 1984 to 1987; President of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1982 to 1984; General Director of CTT from 1981 to 1982.

Zeinal Bava

Portuguese citizen, 40 years old; elected in 2002 and reelected in 2003. His term of office will end on December 31, 2006. Executive Administrator of Portugal Telecom, SGPS, S.A. since 2000; President of TV Cabo Portugal, S.A. since March 2004; President of the Executive Committee of TMN - Telecomunicações Móveis Nacionais, S.A. since December 2005; Member of the Board of Directors of PT Sistemas de Informação, S.A. since May 2003; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A. since April 2004; President of the Board of Directors of Previsão - Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; President of the Board of Directors of PT PRO - Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações and Sistemas, S.A. since June 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; He was the Executive Vice President of the Board of Directors of PT Comunicações, S.A. from January 2004 to December 2005; he was Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 to March 2004; he was Member of the Board of Directors of Páginas Amarelas, S.A. from January 2004 to May 2005; he was Member of the Board of Directors of PT Compras - Serviços de Consultoria and Negociação, S.A. from May 2003 to 2005; he was Member of the Board of Directors of BEST - Banco Electrónico de Serviço Total, S.A. from May 2001 to October 2004; he was Member of the Board of Directors of Telesp Celular Participações S.A. from April 2001 to December 2003; he was Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 to 2005; he was Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 to 2005; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 to 2005; he was Vice President of PT Ventures, SGPS, S.A. from 2000 to 2002; Merrill Lynch - Executive Director and Relationship Director of Portugal Telecom, from 1998 to 1999; Deutsche Morgan Grenfell - Executive Director and Relationship Director of Portugal Telecom, from 1996 to 1998; Warburg Dillon Read - Executive Director, from 1989 to 1996.

Luís Miguel da Fonseca Pacheco de Melo

Portuguese citizen, 39 years old. Elected for the first time in 2002. His term of office will end on December 31, 2006. President of the Board of Directors of Cabo TV Açoreana, S.A, since 2004; Member of the Board of Directors of PT Televisão por Cabo, SGPS, S.A., since 2004; Member of the Board of Directors of Sport TV, S.A., since 2004; Member of the Board of Directors of Cabo TV Madeirense, S.A., since 2003; Member of the Board of Directors of Lusomundo Cinemas,

S.A., since 2004; Member of the Board of Directors of Lusomundo Audiovisuais, S.A., since 2004; Member of the Board of Directors of CATVP - TV Cabo Portugal, S.A., since 2002; Member of the Board of Directors of PT Conteúdos - Actividades de Televisão e Produção de Conteúdos, S.A, since 2002; Member of the Board of Directors of PT PRO - Serviços Administrativos e de Gestão Partilhados, S.A., since February 2003; Manager at Lusomundo España, SL, since 2003; Member of the Board of Directors of BES Investimento Brasil from 1998 to 2002.

Henrique Manuel Fusco Granadeiro

Portuguese citizen, 62 years old. Elected for the first time in 2001. His term of office will end on December 31, 2006. Elected for the first time in 2003. His term of office ended on December 31, 2005. Member of the Board of Directors of Espírito Santo Resources since 2005; Member of the Board of Directors of OPCA - Obras Públicas e Cimento Armado, S.A. since 2005; President of the Executive Committee of Lusomundo Media, SGPS, S.A. from 2002 to 2004; President of the Executive Committee of Diário de Notícias from 2002 to 2004; President of the Executive Committee of Jornal de Notícias from 2002 to 2004; President of the Executive Committee of TSF from 2002 to 2004; President of the Executive Committee of Jornal do Fundão from 2002 to 2004; President of the Executive Committee of Açoreana Ocidental from 2002 to 2004; President of the Executive Committee of DN da Madeira from 2002 to 2004; President of the Board of Directors of Aleluia - Cerâmica Comércio e Indústria S.A from 2001 to 2004; Member of the Board of Directors of Parfil SGPS S.A. from 2001 to 2004; Member of the Strategy Board of Banco Finantia since 2001; Member of the Board of Directors of PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. since 2001; Member of the Board of Directors of Fundação Eugénio de Almeida since 1992; Member of the Board of Directors of Controljornal SGPS S.A. from 1990 to 2001; Member of the Board of Directors of Sojornal - Sociedade Jornalistica e Editorial S.A from 1990 to 2001; President of Fundação Eugénio de Almeida from 1989 to 1992; President of IFADAP - Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990; Administrator - Delegate of Fundação Eugénio de Almeida from 1981 to 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standart Eléctrica during 1981; Ambassador of Portugal at the O.C.D.E from 1979 to 1981 and Chief of the Civil House of the President of the Republic from 1976 to 1979.

Duarte Maria de Almeida e Vasconcelos Calheiros

Portuguese citizen, 57 years old. Elected for the first time in 2003. His term of office will end on December 31, 2006. President of the Board of Directors of Lusomundo Imobiliária 2, S.A, since 2004; President of the Board of Directors of Lusomundo Sociedade de Investimentos Imobiliários, S.A, since 2004; President of the Executive Committee of Lusomundo Cinemas, S.A, since 2004; President of the Executive Committee of Lusomundo Audiovisuais, S.A, since 2004; Member of the Board of Directors of PT Conteúdos - Actividades de Televisão e de Produção de Conteúdos, S.A., since 2004; Member of the Board of Directors of CATVP - TV Cabo, S.A., since 2004; Member of the Board of Directors of PT Televisão por Cabo, SGPS, S.A., since 2004; Manager of Lusomundo Moçambique, S.A, since 2004; Manager of Lusomundo Editores, Lda., since 2004; Manager of Lusomundo España, SL, since 2004; Manager of Distodo, Distribuição e Logística, Ltda., since 2004; President of the Board of Directors of HERTZ - HR - Aluguer de Automóveis, S.A, from March 2000 to April 2003; Member of the Board of Directors of HERTZ - HR - Aluguer de Automóveis, S.A, from June 1998 to March 2000; Member of the Board of Directors of HERTZ - HR - Aluguer de Automóveis (Cabo Verde), from June 1998 to April 2003; Member of the Board of Directors of HERTZ - HR España, S.L., from June 1998 to April 2003; Member of the Board of Directors of HERTZ - HR - Aluguer de Equipamentos, S.A. from June 1998 to April 2003; Member of the Board of Directors of HERTZ - HR III Renting Gestão de Frotas, S.A., from June 1998 to April 2003; Manager of HERTZ - HR Gibraltar, Ltda. from June 1998 to April 2003.

José Manuel de Morais Briosa e Gala

Portuguese citizen, 51 years old. Elected for the first time in 2003. His term of office ends on December 31, 2006. Deputy Board Member of PT Conteúdos - Actividades de Televisão e de Produção de Conteúdos, S.A. since 2003; Member of the Board of Directors of PT Televisão por Cabo, SGPS, S.A. since 2004; Member of the Board of Directors of Lisboa TV, S.A. since 2004; Member of the Board of Directors of Lusomundo Audiovisuais, S.A. since 2003; Member of the Board of Directors of Lusomundo Cinemas, S.A. since 2003; Member of the Board of Directors of Sport TV, S.A. since 2003; Member of the Board of Directors of CST Compª S. Tomense de Telecomunicações since 1998; Member of the Board of Directors of PT Móveis since May 2003; Member of the Board of Directors of Portugal Telecom Internacional from April 1998 to June 2002.

José Augusto Castelhano Nunes Egreja

Portuguese citizen, 50 years old. Elected for the first time in 2001. He resigned on March 6, 2006. Member of the Board of Directors of PT Conteúdos - Actividades de Televisão e de Produção de Conteúdos, S.A. since 2001; Member of the Board of Directors of PT Televisão por Cabo, SGPS, S.A. since 2004; Member of the Board of Directors of CATVP - TV Cabo Portugal, S.A. since 2000; Member of the Board of Directors of Lusomundo Audiovisuais, S.A. since 2002; Member of the Board of Directors of Lusomundo Cinemas, S.A. since 2002; Member of the Board of Directors of PT PRO - Serviços Administrativos e de Gestão Partilhados, S.A. since 2004.

Manuel Fernando Moniz Galvão Espírito Santo Silva

Portuguese citizen, 47 years old. Elected for the first time in 2003. His term of office will end on December 31, 2006. President of the Board of Directors of Euroamerican Finance Corporation, Inc. since 2002; President of the Board of Directors of Espírito Santo Hotéis, SGPS, S.A. since 2002; President of the Board of Directors of Academia de Música de Santa Cecília since 2002; President of the Board of Directors of Spread.Com, S.A. since 2003; President of the Board of Directors of Espírito Santo Golfes, S.A. since 2003; President of the Board of Directors of Espírito Santo Health & SPA, S.A. since 2003; President of the Board of Directors of Espírito Santos Resources, Limited since 2005; President of the Board of Directors of Herdade de Comporta - Actividades Agro Silvícolas e Turísticas, S.A. since 2005; President of the Board of Directors of Espírito Santo Tourism (Europe) since 2005; President of the Board of Directors of Espírito Santo Industrial (BVI), S.A. since 2005; Vice President of the Board of Directors of Espírito Santo Tourism (Portugal) - Consultoria de Gestão Empresarial, S.A. since 2003; Member of the Board of Directors of PARTRAN - Sociedade Gestora de Participações Sociais, S.A. since 2002; Member of the Board of Directors of Member of the Board of Directors of BESPAR - Sociedade Gestora de Participações Sociais, S.A. since 2002; Member of the Board of Directors of GESPETRO - Sociedade Gestora de Participações Sociais, S.A. since 2002; Member of the Board of Directors of SANTOGAL, Sociedade Gestora de Participações Sociais, S.A since 2002; Member of the Board of Directors of Espírito Santo Financial Group, S.A. since 2002; Member of the Board of Directors of Espírito Santo, S.A. since 2002; Member of the Board of Directors of Espírito Santo Bank of Florida since 2002; Member of the Board of Directors of Espírito Santo Services, S.A. since 2002; Member of the Board of Directors of E.S. Control Holding, S.A. since 2002; Member of the Board of Directors of Sociedade de Investimentos Imobiliários SODIM, S.A. since 2002; Member of the Board of Directors of TELEPRI - Telecomunicações Privadas, SGPS, S.A. since 2002; Chairman of the Board of the General Annual Meeting of ESPART - Espírito Santo Participações Financeiras (SGPS), S.A. since 2002; Chairman of the Board of the General Annual Meeting of Quinta Patino - Sociedade de Investimentos Turísticos e Imobiliários, S.A. since 2002; Chairman of the Board of the General Annual Meeting of Sociedade Imobiliária e Turística da Quinta do Perú, S.A. since 2002; Chairman of the Board of the General Annual Meeting of Marinoteis - Sociedade de Promoção e Construção e Hotéis, S.A. since 2002; Chairman of the Board of the General Annual Meeting of SIHA - Sociedade de Investimentos Hoteleiros Almansor, S.A. since 2002; Chairman of the Board of the General Annual Meeting of Hotelagos, S.A. since 2002; President of the Board of Directors of Espírito Santo

Tourism.Com, S.A. from 2002 to 2003; President of the Board of Directors of Hotéis Tivoli, S.A. from 2002 to 2004; President of the Board of Directors of Herdade do Reguengo - Exploração de Propriedades, S.A. from 2002 to 2004; President of the Board of Directors of The Atlantic Company Limited from 2002 to 2004; President of the Board of Directors of Espírito Santo.Com, S.A. from 2002 to 2004; President of the Board of Directors of Espírito Santo Tourism (Portugal) - Consultoria de Gestão Empresarial, S.A. from 2002 to 2004; Vice President of the Board of Directors of Espírito Santo Resources, Limited from 2002 to 2004; Vice President of the Board of Directors of Espírito Santo Tourism (Europe) from 2002 to 2004; Member of the Board of Directors of Espírito Santo Agriculture and Development Limited, in 2002; Member of the Board of Directors of Spread.Com, S.A, in 2002; Member of the Board of Directors of Espírito Santo Financial (BVI), S.A., in 2002; Member of the Board of Directors of Espírito Santo Property Holding, S.A., in 2004; Member of the Board of Directors of Control Development Limited, in 2004; Member of the Board of Directors of E.S. Control (BVI), S.A. from 2002 to 2003; Member of the Board of Directors of Espírito Santo Industrial (BVI), S.A. from 2002 to 2004; Member of the Board of Directors of Espírito Santo Internacional (BVI), S.A. from 2002 to 2004; Member of the Board of Directors of E.S. International Holding, S.A. from 2002 to 2004; Member of the Board of Directors of GES Finance Limited from 2002 to 2004; Member of the Board of Directors of Espírito Santo Tourism Limited from 2002 to 2004; Member of the Board of Directors of Espírito Santo Industrial - Sociedade Gestora de Participações Sociais, S.A. from 2003 to 2004; Member of the Board of Directors of Espírito Santo Entreprises, S.A. from 2003 to 2004.

Pedro Humberto Monteiro Durão Leitão

Portuguese citizen, 35 years old. Elected for the first time in 2004. His term of office will end on December 31, 2006. Member of the Board of Directors of PT Conteúdos - Actividades de Televisão e de Produção de Conteúdos, S.A. since 2004; Member of the Board of Directors of PT Televisão por Cabo, SGPS, S.A. since 2004; Member of the Board of Directors of CATVP - TV Cabo Portugal, S.A. since 2004; Member of the Board of Directors of Lusomundo Audiovisuais, S.A. since 2004; Member of the Board of Directors of Lusomundo Cinemas, S.A. since 2004; Delegate Administrator of PT-Multimédia.com, SGPS, S.A. from 2002 to 2003; Executive Administrator of PT Comunicações, S.A. from 2003 to 2004; Director of the Strategy and Business Development Department at PT Investimentos, SGPS, S.A. from 2000 to 2002.

José Pedro Sousa de Alenquer

Portuguese citizen, 53 years old. Elected for the first time in 2001. His term of office will end on December 31, 2006. President of the Board of Directors of SGPICE - Sociedade de Serviço de Gestão de Portais na Internet e de Consultoria de Empresas, SA (pmelink.pt) since 2001; Member of the Board of Directors of CaixaWeb, SGPS, SA. since 2000; Member of the Board of Directors of PT PRIME TRADECOM - Soluções Empresariais de Comércio Electrónico, SA. since 2001; Member of the Board of Directors of PORTAL EXECUTIVO - Sociedade de Serviços, Consultoria e Informação em Gestão, SA. since 2001; Member of the Board of Directors of Administrator of CaixaWeb, Serviços Técnicos e de Consultoria, SA. since 2002; Member of the Board of Directors of Agência de Viagens TAGUS, SA. since 2002; Member of the Board of Directors of TAGUS Viajes, SA. since 2003; Member of the Board of Directors of EJV - Plataforma de Comércio Electrónico, SA from 2000 to 2002.

Joaquim Aníbal Freixial Goes

Portuguese citizen, 39 years old. Elected for the first time in 2002. His term of office will end on December 31, 2006. Member of the Board of Directors of PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. since August 2002; Member of the Board of Directors of Companhia de Seguros Tranquilidade - Vida, S.A. since 2002; Member of the Board of Directors of BEST - Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Banco Espírito Santo, S.A. since 2000; President of the Board of Directors of E.S. INTERACTION, Sistemas de Informação Interactivos, S.A. since 2000; Member of the Board of Directors of E.S. Tech VENTURES, SGPS, S.A. since


PT Multimedia

July 2000; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A. since 1999; Director of the Department of Strategic Marketing of Banco Espírito Santo, S.A. from 1995 to 1999; Director of the Strategic Department of CIMPOR - Cimentos de Portugal, S.A. from 1994 to 1995; Senior Consultant to Roland Berger & Partner from 1992 to 1993; Consultant to Roland Berger & Partner from 1989 to 1992.

António Domingues

Portuguese citizen, 49 years old. Elected for the first time in 2004. His term of office will end on December 31, 2006. Vice President of the Board of Directors of Banco de Fomento, SARL (Angola) since 2002; Member of the Board of Directors of Banco BPI, S.A. since 1999; Member of the Board of Directors of BPI Madeira, SGPS, Unipessoal, S.A. since 2001; Member of the Board of Directors of Allianz Portugal, S.A. since 2004; Member of the Board of Directors of Banco Comercial e de Investimentos, SARL (Mozambique) since 2004; Member of the Board of Directors of SIBS - Sociedade Interbancária de Serviços, S.A. since 2000; President of the Board of Directors of Crediuniverso - Serviços de Marketing, S.A. from 2002 to 2003; Member of the Board of Directors of Banco BPI Cayman, Ltd. from 2002 to 2003; Member of the Board of Directors of BPI, SGPS, S.A. from 1999 to 2002; Member of the Board of Directors of Unicre - Cartão Internacional de Crédito, S.A. from 2000 to 2003; Member of the Board of Directors of Digimarket - Sistemas de Informação, S.A. from 2000 to 2003.

Luís João Bordalo da Silva

Portuguese citizen, 48 years old. Elected for the first time in 2003. His term of office will end on December 31, 2006. Member of the Board of Directors of Cinveste, SGPS, S.A. since 2006; Member of the Board of Directors of HSF Engenharia, S.A. since 2005; Member of the Board of Directors of Lusomundo Audiovisuais, S.A. from 1995 to 2003; Member of the Board of Directors of Lusomundo Cinemas, S.A. from 1998 to 2003; Member of the Board of Directors of Lusomundo Sociedade Gestora de Participações Sociais, S.A. from 1998 to 2003; Member of the Board of Directors of DeltaPress, S.A. from 1999 to 2001; Member of the Board of Directors of Prodiário, S.A. from 1999 to 2002; Member of the Board of Directors of Lusomundo Media, S.A. from 1999 to 2001; Manager da Lusomundo Moçambique, S.A. from 1999 to 2001; Member of the Board of Directors of PT Conteúdos, SGPS, S.A from 2002 to 2003; Manager of TSF - Rádio Jornal Lisboa, Ltda. from 1999 to 2001.

Carlos Alpoim Vieira Barbosa

Portuguese citizen, 55 years old. Elected for the first time in 2003. His term of office will end on December 31, 2006. President of ACP - Automóvel Club de Portugal since 2004; President of the General Board of EMEL - Empresa Pública Municipal de Estacionamento de Lisboa, EM since 2005; President of the General Board of PRP - Prevenção Rodoviária Portuguesa since 2006; Member of the Board of Directors of Novorgim since 1995; Member of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A. since 2005; President of the Executive Committee of PT Meios - Serviços de Publicidade e Marketing, S.A. from 2002 to 2005.

3. Executive Committee

3.1. Duties

In accordance with the provisions of Article 17, paragraph 1 of the by-laws and in accordance with provisions of the corporation law, the Board of Directors has delegated the current management of PT-Multimédia to the Executive



Committee, granting them, without prejudice to its ability to take back its respoinsibility for any of the delegated functions, all powers for the necessary effects, except for the matters listed below:

- Choosing its President;
- Election of Board Members;
- Calling General Meetings of Shareholders;
- Yearly reports and accounts to be submitted for approval of the General Meeting;
- Granting real and personal pledges and guarantees on behalf of the company;
- Changing the headquarters of the company;
- Proposals regarding spin-offs, mergers and transformation of the company to be submitted to the General Meeting of Shareholders;
- Proposals regarding increase of share capital to be submitted to the General Meeting of Shareholders;
- Alterations to the by-laws to be proposed to the General Meeting;
- Definition of the general purposes and of the main principles of PT-Multimédia's policies, as well as its strategic options, namely those related to the technology to be adopted, development of networks and rendering of services;
- Major extensions or reductions to corporation activity and major changes to company organization;
- Investments in other companies;
- Activity plans, budgets and yearly investment plans;
- Defining the amount to be proposed to the General Meeting of Shareholders every year for the issue of bonds or other securities that may be considered by the Executive Committee in the future.

The President of the Executive Committee in particular must coordinate all Executive Committee activities and distribute matters among the members, call and preside over Executive Committee meetings and see to the correct execution of the deliberations taken.

3.2. Composition and operation method

PT-Multimédia Executive Committee is composed by the following 5 Administrators:

Executive President	Zeinal Bava
Members	Luís Miguel da Fonseca Pacheco de Melo
	Henrique Manuel Fusco Granadeiro
	Duarte Maria de Almeida e Vasconcelos Calheiros
	José Manuel de Morais Briosa e Gala

Appointment of independent administrators is provided for in item 6.2 of this report.

The Executive Committee sets the dates or the frequency of the ordinary meetings and convenes extraordinarily whenever called by the Chairman, by two members or by the Statutory Auditor. In order to be operative, a majority of the members must attend, which, in case of urgency recognized by the Chairman, may be met through vote by mail or proxy.

Deliberations of the Executive Committee are taken by majority of votes of their members, and all members have an equal vote. The President has the casting vote in the case of a tie. The Executive Committee gathers weekly.

During 2005, the Executive Committee held 48 meetings.

4. Statutory Sole Supervisor

Taking into account the need of supervision as provided in the Code of Business Corporations, PT-Multimédia has a Statutory Sole Supervisor, with the corresponding functions performed by the following entities:

- Ascenção, Gomes, Cruz & Associado - SROC, represented by Mário João de Matos Gomes - Permanent;
- Pedro Matos Silva, Garcia Júnior, P. Caiado & Associados - SROC, represented by Pedro João Reis de Matos Silva - Alternate.

5. Internal Committees

Due to the fact that PT-Multimédia, as a corporation whose majority owner is Portugal Telecom SGPS, benefits from the actions and activity of specific committees established at Portugal Telecom, the Company has not had the need (neither has it found it convenient) to duplicate structures to create separate internal committees.

Whereas the essential purpose of specific committees is to be able to benefit from a set of reflections, recommendations and suggestions focused on and arising from a structure specifically designed to depend on them - always with puerly auxiliary functions and leaving decisions only to the governing bodies - the Company believes that the Board of Directors of PT-Multimédia, as other corporations in which Portugal Telecom SGPS holds a majority interest, is able to fully benefit from contribution of the internal committees established at the level of the parent company of the group, namely the following[3]:

- **Governance Committee**

Studies, reviews and assesses the corporate governance principles for the Portugal Telecom Group, namely as to duties and powers of Board members, the relationship between Board members and shareholders, the relationship with significant shareholders and general assessment of the Group's governance terms as to the performance of the Board of Directors and its Committees; advises and proposes the adoption and review of the Group's holding administration model to the Board of Directors, namely in regards to the internal norms and procedures relative to corporation governance principles and practices, to their articulation and relationship with management structure, shareholders, stakeholders and the market, to the prevention of conflicts of interest and information discipline; supervises the application of the Code of Ethics of the Portugal Telecom Group, monitoring its implementation and, when necessary or convenient, interpretating its rules and filling in missing provisions, issuing expert reports on the issues of the previous paragraphs and other matters, when requested by the Board of Directors.

Composition: Board members Ernâni Rodrigues Lopes, Miguel Horta e Costa, Henrique Granadeiro, Jorge Tomé, João Mello Franco, Jorge Bleck (resigned the position of Board member in February 2006) and Carlos Blanco de Morais.

- **Audit Committee**

[3] Portugal Telecom SGPS has a Compensation Advisory Committee, which helps Compensation Committee of Portugal Telecom SGPS in the definition and execution of this company's compensation policy. In addition, the functional organization of the Portugal Telecom Group has also a Stakeholders Committee, which is not, however, an internal committee of the Company with specific functions, but a representative body for clients, collaborators, suppliers, members of the finance community, regulatory authorities and competitors and society in general, which contribute to the sustainable development of the Group.

Assists the Board of Directors of Portugal Telecom SGPS and its Executive Committee: (1) in the supervision of the quality and integrity of financial information contained in the Company's financial statements, (2) in the evaluation of the qualifications and independence of company's external auditors, (3) in the evaulation of the quality, integrity and effectiveness of internal control system of the Company, (4) in the evaulation of the functions undertaken by the external auditors of the Company and of the Internal Audit Department and (5) in the evaulation of compliance with legal and regulatory provisions, recommendations and policies issued by the competent authorities; in addition, ensures the definition and implementation of policies that aim at compliance with national and international laws and regulations to which the Company is subject.

Composition: Board members João Mello Franco, Nuno Silvério Marques and Thomaz Paes de Vasconcellos.

- **Strategy Committee**

Debates, assesses and presents recommendations about the Strategic Plan of the Group; presents its views regarding the impact and effectiveness of the Strategic Plan and of the great strategic decisions taken, proposing possible adjustments; studies and prepares, with a view to future discussion during the Board of Directors' meeting, matters suggested by the Chairman of the Board of Directors and/or President of the Executive Committee of Portugal Telecom SGPS, regarding strategic issues arising during each fiscal period.

Composition: Board members Ernâni Rodrigues Lopes, Miguel Horta e Costa, Zeinal Bava, Carlos Vasconcellos Cruz, Iriarte Esteves, Paulo Fernandes, Joaquim Goes, Carlos Oliveira Cruz, António Viana Baptista and Patrick Monteiro de Barros.

- **Advisory Board**

Analyses, along with the Executive Committee of PT SGPS, areas with special relevance to the PT Group, namely issues regarding regulation and competition, international investments, merges, purchases and disposals.

Composition: Estanislau Mata Costa, Manuel Barbosa, Diogo Homem de Lucena, Aníbal Santos, José Manuel Neves Adelino, José Manuel Tribolet, João Confraria Jorge, Luís Todo Bom and Luís Filipe Nazaré.

- **Disclosure Committee**

Approves and executes procedures and controls necessary to ensure announcement of information by Portugal Telecom to shareholders and investors: (i) that complies with applicable laws and regulations, (ii) that is accurate, complete and timely and (iii) that represents with reliability the financial situation and operation results of the Group in all materially respects for adequate knowledge about its financial condition and performance.

Composition: Luís Sousa de Macedo, Francisco Nunes, Carlos Cruz, Nuno Prego, Miguel Amaro and Miguel Chambel.

- **Sustainability Committee**

Develops a business sustainability strategy that is integrated and consistent with the Group's strategy; ensures the creation, within the PT Group, of the necessary conditions for its sustained growth, along three dimensions, in relation to economic, environmental and social factors, in accordance with international criteria; develops, promotes and supervises projects and actions of the Group, and identifies, defines and controls the best teams to carry out such projects; strengthens performance of Fundação Portugal Telecom in its specific areas of activity, namely in civics and philanthropy; guarantees internal and external communication, reinforcing the performance of the Portugal Telecom Group as a sustainable company and making it known as such; monitors and assesses the action plan established and integrated within the sustainability strategy.

Composition: Miguel Horta e Costa, Zeinal Bava, Carlos Vasconcellos Cruz, Iriarte Esteves, Paulo Fernandes, Luís Sousa de Macedo, Francisco Nunes, Luís Moura, Nuno Prego, Miguel Amaro and Abílio Martins.

CHAPTER 3. SHAREHOLDERS AND PERFORMANCE

1. Structure and Shareholder Influence

PT-Multimédia is majority owned by Portugal Telecom SGPS, which on December 31, 2005 owned 58.43% of the share capital of the company. In addition, there are four shareholders who control shares of over 2% of the capital stock of PT-Multimédia.

Entity	Number of shares	% of Share Capital and Vote
Portugal Telecom, SGPS, S.A.	180,609,700	58.43%
Santander Totta, SGPS, S.A.	30,845,749	9.98%
Banco Espírito Santo, S.A.	23,573,724	7.63%
Banco BPI, S.A.	13,014,811	4.21%
Colaney Investments Limited	6,938,600	2.24%

As far as minority shareholders are concerned, the strong legislative and regulatory environment, as well as by the active presence and supervision, within the PT-Multimédia Board of Directors, of a large number of independent administrators, helps to protect the value of the positions of minority shareholders.

2. Relationship with Shareholders

2.1. Attendance to General Meetings

As provided in the corporation law, holding of General Meetings of Shareholders is publicized 30 days in advance on the Ministry of Justice's web site (http://publicacoes.mj.pt) and in the daily press, and the notice is also released on the company's *website*, through the information system of the CMVM (www.cmvm.pt) and on the Euronext Lisbon *website*.

Content of all proposals to be presented by the Board of Directors is made available to shareholders at least as early before the general meeting as required by law and is also made available on the company's website. The content of the decisions taken is also made available on the website.

The company's website also contains information and explanations regarding the agenda and methods of participation of shareholders in the General Meeting, whether directly, by proxy, by mail or by electronic means, which is also released by the Investor Relations Department.

There is no differentiation between a vote in the General Meeting in person, by proxy, by mail or by electronic means. All shareholders qualified to attend the General Meeting have the right to speak, to present proposals and pose questions to the Board of Directors.

Minority shareholders may call General Meetings, make amendments to the agenda and elect members of the Board of Directors in accordance with the law and the company's by-laws.

Given the amendment of the by-laws during 2005, it will be possible for the first time to vote via electronic means on all issues included in the agenda for the next General Meeting.

2.2. Classes of Shares

All common shares have equal voting power (however, the counting of votes is limited to 5% of share capital, with the corresponding increase in voting power of minorities).

Class A shares, owned exclusively by Portugal Telecom SGPS, have the right of veto on certain issues, which, however, is limited and essentially of a protective nature, as described in item 3.3 of this report.

2.3. Dividend Policy

There is a dividend policy set forth in the company's bylaws, providing for minimum percentage, and publicly announced in advance by the Company's management.

A percentage not lower than 40% of annual net income for the year must be distributed to shareholders as dividends The General Meeting, by two-thirds of the votes present, may decide to reduce the dividends or even not distribute them.

The privilege of the Class A shares, in that decisions may not be taken against the wishes of a majority of votes corresponding to those shares, is applicable only in relation to the approval of dividends at a percentage higher than the minimum percentage of 40% described in the previous paragraph.

2.4. Election of Board members and setting of compensation

The right of shareholders to directly elect Board members, as well as the right to directly set the corresponding compensation (or, at the shareholders' option, to elect the Compensation Committee to set compensation) is carried out by simple majority vote and is not subject to qualified majorities or other difficulties of exercise.

3. Measures that May Interfere in the Success of Tender Offers

PT-Multimédia did not adopt, during fiscal year 2005, any defensive measures against tender offers. Existing measures are, however, described below, which, to the extent that they pertain in some way to this matter, follow the numbering of CMVM Regulation no. 7/2001 (with its present wording).

In accordance with Article 12, paragraph 5 of the company's by-laws, votes by a single owner of common shares, on his own behalf or as representative of another shareholder, exceeding 5% of total share capital shall not be counted.

Such provision, which intrinsically translates - and that historically appeared in several European countries - as a device to increase shareholder democracy (reducing the voting power of major shareholders and correspondingly increasing the voting powers of minorities), is also regularly understood as capable of interfering with the success of tender offers. It must also be considered, however, that with the possible effect of reducing the frequency of tender offers (since the acquisition of control requires higher levels of shareholder participation), the countervailing effect of creating an incentive to improve the terms of tender offer attractiveness should be considered, since only high levels of participation by shareholders allows the offeror to reach a threshold of control.

The relative disfavor with these types of provisions at times in recent years is largely a thing of the past, as one can see from the fact that the recently approved 13th Directive of the European Union, after initially taking a different approach, treats the matter as an optional one, permitted by the community measure, with respect to disconsidering the provision in the case of public acquisition offers.

Also, in addition to the common shares, PT-Multimédia share capital is also represented by 102,000 Class A shares, which are owned by Portugal Telecom SGPS and entitle its holder to the following special rights, resulting from Article 14, paragraph 2; Article 15, paragraph 4 and Article 23, paragraph 2 of company's by-laws:

- Decisions regarding election of the Officials of the General Meeting of Shareholders and the Sole Auditor or the Fiscal Council, as the case may be, as well as decisions regarding the application of net income and changes to the by-laws, including those regarding to capital increases, cannot be approved without the approval of a majority of votes corresponding to the Class A shares;
- Election of one-third of the total number of Board members- who are elected by the majority of votes issued (including the Chairman of the Board of Directors), must include a majority of votes granted to Class A shares.

In accordance with Article 11, paragraph 1, b) of the bylaws, shareholders must inform the Board of Directors of the complete terms of any shareholders' agreements they enter regarding the Company.

The Company is not aware of any shareholders' agreements, whether in the form of voting agreements or through other types of agreements.

There are no restrictions on share transferability.

4. Price Evolution of PT-Multimédia Shares

The following graphic shows the price evolution of PT-Multimédia shares through 2005, briefly identifying the most relevant events of corporate activity during the period.

On June 1, 2005, PT-Multimédia made a stock split, transforming 1 share into 2 shares, following which the nominal value of each share has been changed from 0.50 euros to 0.25 euros. PT-Multimédia trading price in the graphic below is already adjusted to give effect to the stock split.


Change in Share Price of PT Multimedia
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
11.0
10.0
9.0
8.0
7.0
6.0
31/Dec
31/Mar
30/Jun
30/Sep
31/Dec
Volume
Closing Price

Most relevant events announced during the fiscal year of 2005 by PT-Multimédia:

- Disposal of Lusomundo Serviços, SGPS, S.A. - February 2005
- Annual results regarding fiscal year of 2004 and proposal to increase dividends concerning fiscal year of 2004 to 0.50 euros per share - March 2005
- Results for the first quarter of 2005 - May 2005
- Results for the first semester of 2005 - September 2005
- Results for the first nine months of 2005 and proposal for dividends regarding the fiscal year of 2005 of 0.275 euros per share - November 2005

5. Dividend Distribution Policy and Share Buyback Program

5.1. Dividends

The Board of Directors of PT-Multimédia has a dividend distribution policy that considers business opportunities, investors' expectations and needs of financing with own capital, taking into account capital opportunity cost.

The dividend distribution proposal is decided only by the Board of Directors of PT-Multimédia, and is subject to the Portuguese legal requirements and to the company's bylaws.

PT-Multimédia by-laws provide that duly approved annual net income shall be applied as follows: (i) a percentage not lower than 5% shall be destined to a legal reserve, up to the amount required by law, (ii) a percentage not lower than 40% shall be distributed to shareholders as a dividend, without prejudice to the ability of the General Meeting of Shareholders, by a two-thirds majority vote of those present, to decide to reduce dividends or even not to distribute them, (iii) the remaining shall be directed as defined by the General Meeting.

The privilege of the Class A shares, in that decisions may not be taken against the wishes of a majority of votes corresponding to those shares, is applicable only in relation to the approval of dividends at a percentage higher than the minimum percentage of 40%.

With respect to fiscal year 2005, PT-Multimédia's Board of Directors will submit to consideration of the Annual Genearl Meeting of Shareholders a proposal for the distribution of dividends in cash regarding the fiscal year of 2005 of 0.275 euros per share.

Gross dividends per share regarding the last three fiscal years were as follows:

- 2004 - 0.50 euros per share
- 2003 - 0.08 euros per share
- 2002 - dividends not paid

5.2. Share Buyback Program

On May 24, 2005, PT-Multimédia completed its share buyback program through the issue of European-style "put warrants" granted to shareholders at the rate of one warrant per each share owned. Thus, PT-Multimédia shareholders' accounts were granted and credited one warrant per each PTMultimédia share owned on May 4, 2005 in an account with an accredited financial institution. The put warrants granted their owners with the following rights: (i) the right to dispose of one

PT-Multimédia share owned at the fiscal year price per each 10 put warrants, in the case of physical settlement; or (ii) the right to receive, in cash, one tenth of the positive difference between the exercise price and the reference price of PT-Multimédia's shares for each put warrant.

This share buyback structure gave shareholders the option to sell part of their owned shares at a premium to the market price or, alternatively, to realize a gain without the need to sell their shares.

Taking into account that Portugal Telecom SGPS and Totta Ireland PLC had, before the General Meeting, waived the right to exercise with physical delivery, the General Meeting of Shareholders authorized the purchase of 5,130,453 shares, corresponding to the maximum of physical settlements possible. Therefore, as a result of the physical settlement of warrants, PT-Multimédia bought back 2,348,514 its own shares, equivalent to 1.52% of its capital on that date.

The completion of the share buyback resulted in the distribution of 91.5 million euros of remuneration to shareholders.

The approval of a share capital reduction aiming at releasing excess capital related to the share buyback program is expected to be approved at the General Meeting of Shareholders.

5.3. Share grant and/or option plans

Currently, PT-Multimédia does not have any share grant or option plans.

CHAPTER 4. COMPENSATION

1. Board of Directors Compensation Policy

1.1. Fixed and variable compensation of executive and non-executive Board members

In 2005, fixed and variable compensation set by the Compensation Committee for executive and non-executive Board members was as follows:

	Compensation (Values expressed in thousands of euros)	
	Fixed	Variable
Executive members	1,188	440
Non-executive members	44	-

Variable compensation of Board members, which essentially consisted of bonuses, depended on PT-Multimédia performance and the evolution of the share price in the regulated market.

On the other hand, PT-Multimédia Board members who carried out their administration functions in other companies of the Portugal Telecom Group during 2005 had their compensation focused on just one of those companies, determined according to criteria primarily relating to executive effectiveness. Thus, some PT-Multimédia Board members did not receive any compensation from PT-Multimedia for functions carried out at the Company.

1.2. Connection between compensation and performance of executive Board members and alignment with the company's and its shareholders' interests

Adequate compensation of executive Board members and its connection with performance are essential elements in the alignment of interests of such members with the interests of the company and its shareholders, which is also relevant for the development of a culture of professionalism and transparency.

In this regard, in 2005 the company's remuneration policy was characterized by the following:

- Executive Board members received compensation that adequately remunerated them for the time, effort, experience and capability made available to the company, with part of the compensation being variable, as mentioned above;
- To maximize efforts toward good management, variable compensation is indexed to performance in the positions held at the company and the sustainability of such performance, as well as the ability to meet certain objectives that correspond to PT-Multimédia's strategic objectives;
- To this end, in determining the value of the variable component for Executive Committee members' compensation, the evolution of related macro indicators was considered, namely EBITDA, Net Debt and Capex, as well as the analysis of other important goals established within the main companies of PT-Multimédia.

1.3. Grant of shares or share purchase options or other share incentive systems - Bonuses, non pecuniary benefits and profit sharing

Presently, PT-Multimédia does not have any plan for the grant of shares, share purchase options or other share incentive systems.

The company has not granted any other bonuses or non pecuniary benefits of any nature, including profit sharing.

1.4. Indemnification paid or due for cessation of duties

No indemnification to former Board members has been paid or become due for cessation of their duties.

1.5. Main characteristics of complementary pension or anticipated retirement programs

Currently, PT-Multimédia does not have any complementary pension or anticipated retirement program.

1.6. Compensation Policy for 2006

In its annual report prepared in accordance with CMVM Recommendation no. 8-A, the Compensation Committee stated that it believes that the compensation policy followed for the governing bodies in 2005 should be maintained in 2006, since the results of applying that policy have yielded a correct alignment between the interests of the governing corporate bodies and the interests of the Company and its shareholders.

However, possible alterations in models of corporate governance (implying several alterations in the Code of Business Corporations) may require that the Company adopt some modifications to its compensation policy, in which case the Compensation Committee will have to adjust compensation policy described above to those changes, namely as to the functions presently attributed to the governing bodies.

Therefore, the Compensation Committee will propose in the Annual General Meeting of Shareholders that it be authorized, if necessary, to conform the company's compensation policy to the new legislative and regulatory context and/or the recommendations issued by the CMVM, or to the best practices that may at the time be commonly adopted, the compensation policy guidelines having a non-binding character, as per the terms of the above-mentioned CMVM Recommendation no. 8-A.

CHAPTER 5. RISK MANAGEMENT

Risk management is undertaken by the several corporate units and business units of PT-Multimédia based on the identification and prioritization of critical risks. Risk management strategies are developed with a view to putting in place controls sufficient to reduce risk to an acceptable level.

The adopted risk management strategies aim at ensuring the following:

- Control systems and procedures and applied policies permit responses to the expectations of management bodies, shareholders and the public in general;
- Control systems and procedures and applied policies are in accordance with all applicable laws and regulations;
- Finance and operating information is complete, reliable, safe and periodically and timely reported;
- PT-Multimédia's resources are efficiently and rationally used;
- Shareholder value is maximized; and
- Operational management has taken all necessary steps to correct issues previously reported.

Considering that business risk management is a responsibility of all collaborators, PT-Multimédia has developed methodologies aiming at creating a risk-awareness culture that establishes a common language to identify, prioritize, assess and control business critical risks.

PT-Multimédia businesses are affected by a large number of risk factors, some out of management's control and others that must be managed on a proactive basis so as to positively influence the performance of the Group. These risks affect operations, revenues, results, assets, liquidity and resources of the Group and, consequently, the company's shareholder value.

Business risks are assessed taking into account the probability and impact of their occurrence at PT-Multimédia. Such evaluation is carried out by the Executive Committees and Directorates of PT-Multimédia and associated companies.

1. Principal Risk Factors Inherent in PT-Multimédia Businesses

- *Competition*: potential reduction of product and service prices; reduction of market share; loss of clients, growing difficulty in retaining and gaining clients. Management of such risks is a constant concern to PT-Multimédia Executive Committees and their associated companies. Competition risk management has included a strategy of betting on constant improvement in the quality of service, anticipation in relation to the competition (Cable TV and Digital TV), launching of innovative channels and services (Broadband Internet), diversification of the range and quality and diversity of distributed content.

- *Technological Evolution*: need of investment in increasingly competitive businesses (multimedia services and internet) and likely and subject to fast and often unpredictable changes in technology. PT-Multimédia faces innovation management as critical, within the principle that it is not possible to foresee accurately the effects of technological changes on its businesses or on its capacity to offer competitive products and services. PT-Multimédia's activity and results may suffer negative consequences if the Company: does not compete effectively in new businesses and markets; is not able to attract and retain collaborators with the necessary capability for the development of new businesses; does not increase the use of new services by clients, or if such use decreases or if its evolution is in a different direction from the technologies and businesses in which PT-Multimédia is investing. Risk management relating to technological changes falls under the responsibility of the corporate unit for technological management and information systems. In addition, at the operating level, the Portugal Telecom Group owns PT Inovação, a company whose purpose is the technological development of businesses within the Group through applied investigation, engineering services and development of solutions and innovative services.

- *Regulation*: ensure compliance with regulatory changes due to problems and opportunities that they represent to PT-Multimédia's competitive position in the businesses in which it is involved. Regulatory risk management is carried out by the corporate unit for Legal Services, which, with the support of the regulation and competition department of the Portugal Telecom Group, must be aware of the new regulations issued by national and international entities applicable to business sectors in which PT-Multimédia is present.

- *Tax*: evolution of tax legislation and possible interpretations of the application of the fiscal and parafiscal regulations in a variety of manners. Management of such risk is performed by the corporate unit for Finance and Administration, which monitors all tax regulation and tries to take advantage of all opportunities for tax planning. This department may have the support of a tax consultant whenever the issues under analysis are more critical and thus require the interpretation of an independent entity.

- *Not Obtaining/Retaining Talents*: ensure the availability of individuals with the capabilities and knowledge necessary for the development of the businesses, duly motivated, and placed in the right positions. Management of this risk is carried out by the corporate unit for Human Resources which, due to competitors' aggressiveness, has developed strategies to retain present capabilities and is attentive to opportunities to reinforce those strategies. The primary elements of these strategies have been a focus on training, outlining professional development plans, finding highly qualified capabilities and implementing reward systems progressively more oriented toward merit and results.

- *Strategic Alliances*: ensure associations, joint ventures or other types of efficient and effective relationships for positively affecting competitive capability. PT-Multimédia's Executive Committee and their participating companies have played a central role in the management of this risk, exploring existing opportunities.

CHAPTER 6. TRANSPARENCY

1. Ethics

PT-Multimédia is governed by the Code of Ethics applicable to all entities within Portugal Telecom Group, approved on December 18, 2001, which also applies to all collaborators in order to ensure a set of ethic standards common to all companies of PT Group.

The Code explains and sets behavior standards aligned with the principles and values of the Portugal Telecom Group, consolidating the bases that sustain growing relationships of trust among workers, shareholders, clients and suppliers of the Portugal Telecom Group, with particular emphasis on the following:

- observance of a loyalty principle towards the companies of the Group, such that collaborators should make all efforts to safeguard the prestige of the Group and to comply with the legal and regulation norms applicable to the Group's activity, namely in regard to the obligation of confidentiality with respect to material information that has not been made public yet and which is likely to influence stock market prices;
- the obligation to report actual situations that may compromise the independence of collaborators in the decision-making process, namely in the event of being directly or indirectly involved in organizations with which they have collaborated or people to whom they are connected as family or affinity. Collaborators must also abstain from exercising functions at external entities whose objectives may collide or interfere with objectives of companies of the Group;
- compliance with the risk tolerance limits defined for the Group and budgeting objectives, and the priority pursuit of the Company's objectives, the efficient use of resources and the obligation to preserve the Company's assets and obtain synergies within the Group;
- complete and scrupulous compliance with commitments undertaken as to product quality, services or guarantees;
- motivating suppliers and service companies to follow ethics principles aligned with the principles and values of the Portugal Telecom Group;
- compliance with market and competition rules, refusing to enter into any sharing or price fixing agreements, and compliance with material and intellectual property rights;
- fulfillment, by the companies of the Group, of the disclosure obligations towards minority shareholders to ensure that all shareholders receive fair and equal treatment;
- duty of collaboration with control and inspection authorities, responding to their requests.

The complete text of the Code of Ethics of the Portugal Telecom Group is available for consultation on the Group's official website (www.telecom.pt) and may be obtained through the Investor Relations Department.

In 2004, the Board of Directors of Portugal Telecom also approved the "Code of Ethics for Financial Officers" emphasizing the importance of specific ethics standards applicable to all collaborators of Portugal Telecom Group who are directly or indirectly involved in the preparation, analysis and announcement of financial statements, annexes to financial statements, press releases, business segment reports, indexes or any other management information related with any of the entities that comprise the Portugal Telecom Group.

The Code of Ethics for Financial Officers reinforces the principles of honesty and responsibility and regulates aspects such as conflicts of interests, capability, professional secrecy, compliance with laws and responsibility to announce information, after notice of it to all relevant collaborators by means of the annual signature of a statement of compliance returned to the General Secretary of Portugal Telecom Group. This code is also available on the Portugal Telecom Group's website.

2. Independence

In accordance with the criterion provided in the Regulation no. 7/2001 of the CMVM, as amended by CMVM Regulation no. 11/2003 and by CMVM Regulation no. 10/2005, a non-executive Board member is not considered independent if he is associated with specific groups of interest in the corporation or if he is somehow susceptible to having his analysis and impartiality affected. Non-executive administrators in this category are namely those who:

- are members of the board of directors of a corporation that controls the Company, as per the terms of the Portuguese Securities Code;
- are the owners, have management functions, have any contractual tie or act on behalf of or on the account of owners of shares classified as greater than or equal to 10% of the share capital or rights of vote in the Company, or of a similar percentage in a corporation that controls such a company, as per the terms of the Portuguese Securities Code;
- have management functions, have any contractual tie or act on behalf of or on the account of owners of shares classified as greater than or equal to 10% of the share capital or rights of vote in a competitor company;
- earn any compensation, even if suspended, from the Company or from other companies in a control or group relationship with the Company, except compensation for the exercise of management functions;
- have a significant business relationship with the Company or with a company in a control or group relationship, whether directly or by any proxy. A significant business relationship shall be understood to mean that of an important supplier of services or goods, a major client or organizations receiving significant contributions from the Company or from its controlling entity;
- are married, relatives and kin in a straight line to the third degree to any person falling under the previous paragraphs.

In addition to the circumstances mentioned above, as per the terms of the said regulation, the Board of Directors must also evaluate, with a reasonable basis, the independence of its members in light of other concrete circumstances that may be applicable, that is, other types of association with groups with a specific interest.

Thus, the Board of Directors understands that, in evaluating independent Board members (executive or non-executive), the following situations must be considered: (i) direct holding of significant shares (equal or higher than 2% of the share capital) or the exercise of administrative functions with shareholders owning such significant shares, (ii) inclusion in the management structure and (iii) existence of relevant family relationships with workers compensated by the Company.

In the light of the specific criteria above, all members of the Board of Directors of PT-Multimédia are considered independent, except the following members:

- Miguel António Igrejas Horta e Costa
- Zeinal Abedin Mahomed Bava
- Henrique Manuel Fusco Granadeiro
- Manuel Fernando Moniz Espírito Santo Silva
- Joaquim Aníbal Brito Freixial Goes



- António Domingues

In relation to such administrators, however, the opinion of the Board of Directors is that their situation as administrators of the parent company does not affect their autonomy and independence necessary to exercise management functions.

On the other hand, as provided in item 2.2.4 in this report, several members of the Board of Directors of PT-Multimédia also carry out functions, predominantly management functions, in several other companies of the Portugal Telecom Group, and receive corresponding compensation (usually centered on one of the companies managed based on where most of their management functions are exercised) exclusively for the exercise of management functions.

Administrator Joaquim Francisco Alves Ferreira de Oliveira, who resigned from his position by letter dated May 31, 2005, had a regular business relationship with the corporation through a corporation he participated in, as described in item 6.3 of this report.

There are no other situations of association with specific interests, it being worth mentioning, for purposes of transparency (given that PT-Multimédia is a company with a majority shareholder and other significant shareholders) situations of exercise of management functions at significant shareholders. In this situation (considering shareholders other than the leading shareholder Portugal Telecom SGPS) are administrators Manuel Fernando Moniz Espírito Santo Silva and Joaquim Aníbal Brito Freixial de Goes, administrators of Banco Espírito Santo S.A.; and António Domingues, administrator of Banco BPI, S.A., in relation to whom, however, the judgment of the Board of Directors is also that their situation as administrators of the shareholding corporations does not affect their autonomy and independence necessary for the exercise of management functions.

The corporation is not aware of any Board members who are spouses, relatives or kin in straight line to the third degree of family relationships with people referred to in items (a) to (d) of paragraph no. 2 of Article 1 of the Regulation.

3. Conflicts of Interest

In August 2005, PT-Multimédia sold Lusomundo Serviços, SGPS, S.A., including 80.91% of Lusomundo Media, SGPS, S.A., to Olivedesportos - Publicidade, Televisão e Media, S.A., a corporation wholly owned by Controlinveste, SGPS, S.A., of which the former Board member of PT-Multimédia, Joaquim Francisco Alves Ferreira de Oliveira, who has resigned as mentioned in the previous item, is a shareholder and administrator.

The transaction valued 100% of the capital and debts of Lusomundo Serviços, SGPS, S.A. at 300.4 million euros, assuming the ownership of 100% of all participated companies.

Aiming at simplifying the process, PT SGPS had previously sold shares of its 5.94% equity participation in Lusomundo Media, SGPS, S.A.

The amount of PT-Multimédia received from Controlinveste, SGPS, S.A reached 173.8 million euros, from which 10.1 million euros were used to purchase shares of the aforementioned 5.94% equity participation.

No other businesses or transactions were entered into that are considered material in economic terms, for any of the parties involved, between the Company and members of its governing and supervisory bodies.

The Company regularly enters into financial transactions and agreements with credit institutions that are the owners of significant participations in its share capital, which transactions, however, are carried out under normal market conditions for similar transactions.

Further, the Company is a shareholder of the SPORT TV Portugal, S.A. of which PPTV, Publicidade Portugal Televisão, S.A. is a shareholder - of which, in turn, the aforementioned former Board member of PT-Multimédia, Joaquim Francisco Alves Ferreira de Oliveira, is a shareholder and Board member (who, as previously mentioned, has resigned). The Company regularly purchases rights to broadcast sporting events from PPTV and has not entered other businesses with PPTV considered significant in economic terms for any of the parties involved.

4. External Auditors

In order to safeguard the independence of the external auditors, the Board of Directors of the parent corporation Portugal Telecom SGPS created the Audit Committee, which, in accordance with its charter, is responsible for appointing and hiring external auditors to render services to the Group, including PT-Multimédia, for assignment of their functions and pre-approval of services to be contracted, whether or not they relate to the audit. The Audit Committee is also responsible for the assessment of independence and performance of auditors.

The external auditors of PT-Multimédia are independent and internationally recognized entities, with their actions strictly supervised and monitored by the Audit Committee of the Portugal Telecom Group. PT-Multimédia does not grant external auditors any indemnification protection.

Fees paid to companies related to the external auditors are significantly lower than those paid to other external advisors. During fiscal year 2005, fees paid to the external auditors of PT-Multimédia external auditors were as follows[1]:

Type of Service	Fee	%
Legal review of accounts and audit services	247,814	52%
Other services of guarantee and reliability	25,550	5 %
Tax advice	113,380	24 %
Services other than legal review of accounts and audit	93,649	19 %
Total	**480,393**	**100 %**

In conformity with the rules of the Securities and Exchange Commission ("SEC"), the hiring of the following persons is prohibited: (i) present employees of the external auditors during the period of one year as from the date of completion of the audit of the Group in which they have taken part, as well as (ii) partners or other members of the external audit staff that have been involved for over 10 hours of audit services and that have been invited to exercise functions in a position of supervision of the financial reporting process of the Portugal Telecom Group.

In order to safeguard the independence of the external auditors, the Board of Directors of Portugal Telecom SGPS attributed the following powers to the Audit Committee regarding the Company's external audit:

---

[1] Amounts in euros and without VAT.

- Responsibility for the appointment and hiring of the external auditors and the establishment of their remuneration, as well as the assignment of functions and pre-approval of any services to be contracted from the external auditors;
- Direct and exclusive supervision by the Audit Committee;
- Obtaining an annual report directly from the external auditors about the external audit which shall describe internal procedures of auditors regarding quality control, any relevant questions arising relating to such control or resulting from any inquiry carried out in the last 5 years by capable authorities, as well as all existing relationships between the corporation and the auditors or their associates, including all services rendered and all ongoing services;
- Assessment of capabilities, independence and performance of external auditors;
- Defining hiring policy for people who have worked or who work with the external auditors;
- Review and issuance of an expert opinion on the Memorandum and Audit Report prepared by external auditors, as well as on financial information to be included in the accounting documents to be presented to the CMVM;
- Review with the external auditors of the scope, planning and resources to be used in their services;
- Responsibility to settle any dispute between the Executive Committee and external auditors in relation to *financial information.*

5. Communication of Irregularities

PT-Multimédia does not have any independent policy for the communication of irregularities within the corporation.

However, a set of procedures called "Qualified Sharing System of Improper Practices" was instituted by the Portugal Telecom Group in 2005. Within the scope of such system, "improper practices" are considered to be all acts or omissions, willfully done or grossly negligent, that are attributable to the behavior of members of the governance bodies and other managers, officers, staff and other collaborators of the companies of the Group, namely in maters regarding accounting, internal controls or audits, that may have influence on financial statements or on information sent to the Portuguese regulatory entity or the Securities and Exchange Commission (SEC) or cause damage to the Portugal Telecom Group's assets.

After its implementation, the existence of the system was made public through a personal communication addressed to each of the collaborators and the insertion of text on the website of the Portugal Telecom Group. Any collaborator may share improper practices through a letter addressed to a mailing address available for that purpose, and a telephone number, a fax number and an e-mail address with the same purpose will be created if they are found to be necessary or convenient.

Any improper practice known by anyone outside the Group (meaning that they do not belong to Portugal Telecom Group staff - for example, a shareholder, a client or supplier) may be communicated to a collaborator, who is responsible for communicating such event through the proper system mechanisms.

Information is received by an Analysis Center for Qualified Information, which addresses it and sends it to the Audit Committee of the Board of Directors. The Audit Committee, as a specialized committee of the Board of Directors for such matters, is authorized to take all necessary decisions, making them known to CEO and CFO, as well as to other entities, internal or external, whose involvement is justifiable.

In any case, the identity of the authors of such information regarding improper practices is kept confidential, unless these people unequivocally intend to and declare the contrary. No retaliation against those providing such information shall be tolerable in any case.

CHAPTER 7. INVESTOR RELATIONS

Every year, the Company publishes a management report and the detailed accounts, announcing, in addition to the yearly information, detailed quarterly information, both in compliance with the rules of the corporation law and of national capital market laws.

The Company gives notice, immediately and publicly, of information regarding material facts that have occurred in relation to its activity or securities, which shareholders may access through the website (www.ptmultimedia.pt).

The Investor Relations Department has existed since the creation of the company, with the purpose of ensuring a proper relationship with shareholders, investors and analysts, as well as with the financing markets in general and, in particular, with the Stock Exchange where shares of PT-Multimédia are traded and its corresponding regulatory entity: the CMVM.

The activities undertaken by the Investor Relations Department aims at providing constant and updated information to the financial community regarding the activity of PT-Multimédia, and such purpose is met through the regular preparation of press releases, presentations and notices on quarterly, semi-annual and yearly results, as well as on any material facts that may occur. It provides likewise any and all kind of explanations to the financial community in general - shareholders, investors (institutional and private) and analysts, also assisting and providing support to shareholders in the exercise of their rights.

PT-Multimédia investor relations representative is Lídia Falcão Moreira da Cruz.

Anyone may request information from the Investor Relations Department at the following address:

Avenida 5 de Outubro, no. 208
1069 - 203 Lisboa (Portugal)
Phone / Fax: + (351) 21 7824725 / + (351) 21 7824735
E-mail: mailto:lidia.m.falcao@pt-multimedia.pt

EXTRACT FROM THE MINUTES OF THE ANNUAL GENERAL MEETING

On the nineteenth day of April of two thousand and six, at 3:00 pm, at Fórum Telecom, located at Avenida Fontes Pereira de Melo, no. 40, in Lisbon, the General Meeting of Shareholders of PT-Multimédia, Serviços de Telecomunicações e Multimédia, SGPS, S.A. (hereinafter also called "PT-Multimédia" or "Corporation") held a meeting with the following Agenda:

...

Point Two: Decide on the Management Report, Balance Sheet and Accounts regarding the year of 2005;

Point Three: Decide on the consolidated Management Report, Balance Sheet and Accounts regarding the year of 2005;

Point Four: Decide on a proposal for application of results;

...

The Chairman of the Board of the General Meeting submitted **Point Two** of the agenda to be voted. After voting was complete, the Chairman of the Board of the General Meeting announced that it had been approved by majority of the votes present.

...

Immediately, the Chairman of the Board submitted **Point Three** of the agenda to be voted. After voting was complete, the Chairman of the Board of the General Meeting announced that the proposal had been approved by majority of the votes present.

...

Following the agenda, the Chairman of the Board da General Meeting then started reading the proposal presented by the Board of Directors within the scope of **Point Four** regarding the application of results.

...

Since the proposal had been presented and no one wished to speak, the Chairman of the General Meeting submitted the proposal to be voted on. After voting was complete, the Chairman of the General Meeting announced that the proposal had been approved by majority of the votes present.